                                                Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-53967

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued June 30, 1998) (To Prospectus dated June 17, 1998)

                                1,500,000 Shares

                           ARM Financial Group, Inc.
                               DEPOSITARY SHARES
                      EACH REPRESENTING 1/4 OF A SHARE OF
                         SERIES A FIXED/ADJUSTABLE RATE
                           CUMULATIVE PREFERRED STOCK
                             ($200.00 Stated Value)
                            ------------------------

    All of the Depositary Shares being offered hereby are being offered by ARM Financial Group, Inc. (the "Company"). Each Depositary Share (a "Depositary Share") represents ownership of 1/4 of a share of Series A Fixed/Adjustable Rate Cumulative Preferred Stock, par value $.01 per share, stated value $200.00 per share (the "Series A Fixed/Adjustable Rate Preferred Stock"), of the Company to be deposited with ChaseMellon Shareholder Services LLC, as Depositary, and, through the Depositary, entitles the holder, proportionately, to all rights, preferences and privileges of the Series A Fixed/Adjustable Rate Preferred Stock represented thereby. The proportionate stated value of each Depositary Share is $50.00. See "Description of Depositary Shares."

    The Series A Fixed/Adjustable Rate Preferred Stock will not be redeemable
prior to July   , 2003 except as stated below. On or after such date the Series
A Fixed/Adjustable Rate Preferred Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 days' notice, at a redemption price equal to $200.00 per share of Series A Fixed/ Adjustable Rate Preferred Stock (equivalent to $50.00 per Depositary Share) plus dividends accrued and accumulated but unpaid to the redemption date. The Series A
Fixed/Adjustable Rate Preferred Stock may also be redeemed prior to July   ,
2003, in whole but not in part, at the option of the Company, in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series A Fixed/ Adjustable Rate Preferred Stock -- Optional Redemption."

    Dividends on the Series A Fixed/Adjustable Rate Preferred Stock will be cumulative from the date of issue and are payable quarterly, commencing September 15, 1998. Dividends on the Series A Fixed/Adjustable Rate Preferred Stock will be payable quarterly, when, as and if declared, on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 1998, at a
rate of     % per annum through July   , 2003. Thereafter, the dividend rate on
the Fixed/Adjustable Preferred Stock will be the Applicable Rate from time to time in effect. Except as provided below, the Applicable Rate per annum for any
dividend period beginning on or after July   , 2003 will be equal to     % plus
the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per annum for any
dividend period beginning on or after July   , 2003 will not be less than     %
nor greater than     %. The amount of dividends payable in respect of the Series
A Fixed/Adjustable Rate Preferred Stock will be adjusted in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Series A Fixed/Adjustable Rate Preferred Stock -- Dividends."

    The Depositary Shares will be represented by one or more global securities in fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depositary Trust Company ("DTC"). See "Book Entry Procedures" in this Prospectus Supplement. Beneficial interests in the Depositary Shares will be shown on, and transfers thereof will be effected only through records maintained by, DTC and its participants.
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-6 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                          PRICE $50 A DEPOSITARY SHARE
                            ------------------------

                                                                      UNDERWRITING
                                            PRICE TO                 DISCOUNTS AND                PROCEEDS TO
                                           PUBLIC(1)                 COMMISSIONS(2)              COMPANY(1)(3)
                                           ---------                 --------------              -------------
Per Depositary Share..............             $                           $                           $
Total.............................             $                           $                           $

---------------
(1) Plus accrued dividends, if any, from the date of issue.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriters."

(3) Before deducting expenses payable by the Company estimated to be $        .
                            ------------------------

    The Depositary Shares are offered, subject to prior sale, when, as and if issued and accepted by the Underwriters, and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the Depositary Receipts evidencing
the Depositary Shares will be made on or about            , 1998 through the
book-entry facilities of DTC against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER

                         DONALDSON, LUFKIN & JENRETTE
                                   Securities Corporation

                                                  CIBC OPPENHEIMER
         , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEPOSITARY SHARES IN THE OPEN MARKET.

                       ---------------------------------

     "S&P 500(R) Composite Stock Price Index" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the Company. OMNI, the Company's equity-indexed annuity product, is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation ("S&P"), and S&P makes no representation regarding the advisability of investing in OMNI.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on management's beliefs and assumptions, relying on information currently available to management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth (i) under "The Company," "Summary Historical Financial Information" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" herein; (ii) under "Business" and "Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K, under "Management's Discussion and Analysis" in the Company's Quarterly Report on Form 10-Q and in the Current Reports on Form 8-K incorporated by reference herein; and (iii) in this Prospectus and the documents incorporated by reference herein preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Such forward-looking statements are based on the Company's beliefs as to its competitive position in its industry and the factors affecting its business. In particular, the statements of the Company's belief as to (i) the stimulation of future demand for long-term savings and retirement products, including fixed, indexed and variable annuity products; and (ii) information relating to insurance regulatory matters are forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements related to the demand for fixed, indexed and variable annuity products include, but are not limited to, a change in population demographics, development of alternative investment products, a change in economic or market conditions, and changes in current federal income tax laws. In addition, there can be no assurance that (i) the Company has correctly identified and assessed all of the factors affecting its business; (ii) the publicly available and other information on which the Company has based its analyses is complete or correct;
(iii) the Company's analyses are correct; or (iv) the Company's strategy, which is based in part on these analyses, will be successful.

     Forward-looking statements are not guarantees of performance as they involve risks, uncertainties and assumptions. The future results of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. Purchasers of the Depositary Shares are cautioned not to put undue reliance on any forward-looking statements. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                  THE COMPANY

     Unless otherwise indicated, financial information and operating statistics applicable to the Company set forth in this Prospectus are based on United States generally accepted accounting principles ("GAAP") and not statutory accounting principles. See "Glossary of Selected Insurance Terms" for the definitions of certain terms used herein.

     The Company specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's earnings are derived from investment spread (the difference between income earned on investments and interest credited on customer deposits) and fee income. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates ("FACs") sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements, guaranteed investment contracts ("GICs") and installment face-amount certificates, directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.

     The Company commenced its business operations in November 1993 with the acquisition of Integrity Holdings, Inc. ("Integrity Holdings"). The Company's assets under management have grown from $2.3 billion as of November 26, 1993 to $7.5 billion as of March 31, 1998. The Company attributes this growth to internally generated sales, new product offerings and an opportunistic acquisition. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and, for 1997 and 1996, income from defined benefit pension plan asset management operations which were sold during November 1997) have grown to $34.1 million in 1997 from $22.2 million in 1996 and $4.5 million in 1995. Operating earnings for the three months ended March 31, 1998 were $10.0 million. In June 1997, the Company raised $78.8 million through an initial public offering of its Class A Convertible Common Stock, par value $.01 per share (the "Class A Common Stock").

     The Company expects to benefit from demographic trends and a growing demand for retirement savings. As the U.S. population has aged, demand for retirement savings has accelerated. According to U.S. Census Bureau information, approximately 30% of today's population was born during the Baby Boom (1946 to 1964). By the time the Baby Boom generation begins to reach age 65 in 2011, the population between the ages of 45 and 64 -- the peak period for asset accumulation -- is projected to increase by approximately 45% to 79 million people.

     The Company also expects to benefit from anticipated higher consumer savings due to an overburdened social security system, extended life spans, concerns about corporate restructurings and downsizing, and volatile financial markets. Among the products expected to benefit are tax-advantaged annuities. Annual industry sales of individual annuity products increased dramatically from $65 billion in 1990 to a preliminary estimate of $124 billion in 1997, with projected growth of 8% to 12% per year for the next few years, according to an industry study conducted by LIMRA.

     The Company also expects to benefit from growth in the institutional marketplace, which is partially fueled by retirement and consumer savings. The Company intends to expand its institutional deposit base by increasing penetration in the stable value and fixed income markets and the development of new products and applications.

STRATEGY

     The Company's strategy is focused on the following:

     Developing and Marketing a Broad Array of Customized Products. The Company believes that long-term success in the asset accumulation industry will depend upon the Company's ability to adapt to rapidly changing consumer preferences in fluctuating interest rate and equity market environments. The Company continually redesigns existing products with enhanced features and continues to develop and sell new and innovative products with a particular focus on minimizing its dependence on any one product and meeting a variety of needs for consumers and distribution channels. The Company works closely with the people involved with its retail and institutional distribution to develop products that are customized to suit their customers' particular needs. The Company was one of the first to recognize the market opportunity for equity-indexed annuities and in 1996 introduced OMNI, the Company's equity-indexed annuity product. In 1997, the Company enhanced its multi-manager variable annuity product, Pinnacle, making it one of the first in the industry to offer Bankers Trust indexed funds, along with a diverse selection of asset classes from well-known fund managers, guaranteed rate options and the ability for systematic transfer of deposits over time -- all in one product. In the institutional market, the Company offers a short-term floating rate institutional spread-based product designed to meet the market demand for products with attractive current yields and access to liquidity. In 1997, the Company developed and funded a unique asset-backed funding agreement, in alliance with Bayerische Landesbank Girozentrale, New York Branch ("BLB"), a triple-A rated international banking institution. In connection with another highly rated international bank, the Company is developing a synthetic GIC product for the institutional spread marketplace that will provide institutional clients with either absolute or relative investment performance guarantees. On April 24, 1998, 312 Certificate Company, a bankruptcy-remote, restricted special purpose corporation, and an indirect wholly-owned subsidiary of the Company, issued a $500 million installment FAC to a large institutional purchaser.

     Capturing a Growing Share of Sales in Retail Distribution Channels. Over the past few years, the Company has built the infrastructure necessary to support increased growth in the retail market. The Company believes that it can distinguish itself by strengthening its relationships with individual distributors, often referred to as producers. To accomplish this objective, the Company seeks to (i) provide superior service to producers through an expanded and dedicated producer services unit; (ii) enhance the Company's technological platform to permit superior and immediate access for producers to the Company's administrative systems for transacting business; (iii) heighten producers' awareness of the Company's products and insurance affiliates through focused advertisements in industry publications and selective promotional programs; and
(iv) quickly develop innovative products with new features and services which are responsive to market needs. For example, in 1997, as a means to strengthen its relationships with distributors, the Company implemented a program, called AnnuiTRAC(SM), whereby certain distributors have the capability to remotely access the Company's systems and transact business with the Company on-line. The Company also seeks to increase its retail market share by expanding and diversifying its retail distribution channels. In 1996, the Company began offering variable annuities through banks and thrifts, and in late 1997 introduced a new variable annuity product customized for that distribution channel. Additionally, the Company recognizes the importance of building and maintaining a strong capital base.

     Expanding and Diversifying the Deposit Base in the Institutional Marketplace. Since the Company's inception, its institutional business has grown to $3.0 billion of funding agreement deposits and GIC deposits on the Company's March 31, 1998 balance sheet. The Company believes that its integrated asset/liability management approach to the business, along with its underwriting philosophy, has allowed it to build competitive advantages. The Company has found it beneficial to form strategic partnerships with organizations possessing strong financial ratings and market presence. Since 1995, the Company has written funding agreements and GICs primarily through a relationship with General American Life Insurance Company ("General American") under which the Company reinsures one-half of the business written. In late 1997, the Company sold its first funding agreement structure outside the General American relationship with a $500 million, five-year term offering, in alliance with BLB. In April 1998, 312 Certificate Company issued a $500 million installment FAC to a large institutional purchaser. In addition to offering its current products, the Company intends to continue its growth in the institutional market by (i) diversifying its product line with (a) customized product features for alternative distribution channels, (b) fixed terms extending beyond current product offerings and (c) on- and off-balance sheet synthetic products or new funding agreement products in which the Company offers certain performance guarantees; (ii) attracting new partners with larger and stronger balance sheets to provide credit enhancement to help support and market the new product structures and marketing initiatives; and (iii) expanding market penetration within its existing clients while maintaining the persistency and profitability of the current client base.

     Enhancing Effective Use of Technology. The Company continues to invest in technology designed to enhance the services provided to producers and customers, increase the efficiency of operations and allow for administration of innovative and complex products. The Company's technology also allows it to respond quickly to customer needs for new products by reducing product development time. In addition, to supplement traditional inquiry and transaction processing methods, the Company's client/server network can provide producers, customers and employees with services and information easily accessible through Internet, voice response and wide-area network technology. One such example is the Company's 1997 introduction of AnnuiTRAC(SM), its Internet based producer service program.

     Minimizing Fixed Cost Structure. The Company attempts to minimize fixed distribution costs by marketing its products through fiduciaries and other third parties. Unlike many of its competitors, the Company does not maintain its own field sales force, and distributors are primarily paid based on production. As a consequence of its low fixed distribution costs, the Company has flexibility to shift the mix of its sales and distribution channels in order to respond to changes in market demand. In addition, the Company believes that its administrative cost structure has benefitted from economies of scale achieved as a result of its strategic acquisitions. The Company believes that the relocation of the Company's main processing center from Ohio to the Company's headquarters in Louisville, Kentucky, which was substantially completed during 1997, has provided benefits of consolidation and supplemented the effective delivery of service.

     Implementing an Advanced and Integrated Risk Management Process. Using its experience in offering investment guarantees in the insurance market sector, the Company employs a highly analytical and disciplined asset/liability risk management approach to develop new products and monitor investment portfolios and liabilities. The Company does not view asset/liability management as a discrete function to be performed by a separate committee. Instead, asset/liability management permeates every aspect of the Company's operations. Beginning with product design and continuing through the product sale and eventual payout, professionals in each functional area (such as marketing, actuarial, investments, legal, finance, and administration) work jointly with a common set of risk/return characteristics to achieve the Company's overall liquidity and profit objectives (rather than the specific objectives of any particular functional area). The Company implements this process with the analytical risk and capital management skills and the experience of its management team. This foundation is supported with sophisticated computer software and an emphasis on securities whose cash flows can be modeled extensively against liability cash flows under different interest rate scenarios. Risk components that cannot be appropriately modeled are typically hedged or reinsured.

     Maintaining Focus on Company Profitability. The Company designs products and manages capital with a goal of achieving a superior return on common equity. The Company's return on average common equity (based on operating earnings and equity before unrealized gains and losses and giving pro forma effect to the Company's initial public offering of Common Stock (as defined below)) was 16.4% in 1997 and 13.5% in 1996. The Company's focus on profitability is supported by an integrated team approach to developing products and operating the Company's business. The Company's compensation system further reinforces the Company's focus on the objective of profitability. Employees at all levels of the Company are eligible to receive bonuses based on profitability. As of June 15, 1998, current executive officers held shares and vested and unvested options to purchase shares representing 8% of the Company's outstanding Common Stock.

                                  RISK FACTORS

     An investment in the Series A Fixed/Adjustable Rate Preferred Stock involves a significant degree of risk. In determining whether to make an investment in the Series A Fixed/Adjustable Rate Preferred Stock, prospective investors should consider carefully all of the information set forth in this Prospectus or incorporated herein by reference and, in particular, the following factors.

INTEREST RATE RISK

     The Company's spread-based business is subject to several inherent risks arising from movements in interest rates, especially if the Company fails to anticipate or respond to such movements. First, interest rate changes can cause compression of the Company's net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting the Company's results. Second, if interest rate changes produce an unanticipated increase in surrenders of the Company's spread-based products, the Company may be forced to sell investment assets at a loss in order to fund such surrenders. Finally, changes in interest rates can have significant effects on the performance of the Company's portfolio of mortgage-backed securities ("MBSs"), including its collateralized mortgage obligations ("CMOs"), as a result of changes in the prepayment rate of the loans underlying such securities.

     Spread Compression. The Company will experience spread compression when it is unable to maintain the margin between its investment earnings and its crediting rates. When interest rates rise, the Company may not be able to replace the assets in its investment portfolio with sufficient higher-yielding assets to fund higher crediting rates or to maintain full profit margins without assuming excessive asset side risk. As a result, the Company may experience either a decrease in sales and an increase in surrenders (as described below) where it is able to maintain its spread by not raising its crediting rates, or spread compression if it is willing or contractually required to increase its crediting rates. Conversely, when interest rates fall, the Company would have to reinvest the cash received from its investments (i.e., interest and payments of principal upon maturity or redemption) in the lower-yielding instruments then available. If the Company chose not to or was unable (i.e., due to guaranteed minimum or fixed crediting rates or limitations on the frequency of crediting-rate resets) to reduce the crediting rate on its spread-based products or acquire relatively higher-risk securities yielding higher rates of return, spread compression would occur.

     Increase in Surrenders. If, as a result of interest rate increases, the Company were unable or chose not to raise its crediting rates to keep them competitive, the Company might experience an increase in surrenders. If the Company lacked sufficient liquidity, the Company might have to sell investment securities to fund associated surrender payments. Because the value of such securities would likely have decreased in response to the increase in interest rates, the Company would realize a loss on such sales. Although certain of the Company's products contain market value adjustment features which approximate and transfer such loss to the customer if the selected time horizon for the fixed return investment is terminated prior to maturity, there can be no assurance that the Company would be fully insulated from realizing any losses on sales of its securities. In addition, regardless of whether the Company realizes an investment loss, the surrenders would produce a decrease in invested assets, with an adverse effect on future earnings therefrom. Finally, premature surrenders also cause the Company to accelerate amortization of deferred policy acquisition costs and value of insurance in force which would otherwise be amortized over a longer period, but the impact of such acceleration generally would be offset to some extent by surrender charge fees. Policies issued by the Company's insurance subsidiaries include lapse protection provisions that help to deter surrenders when interest rates rise. Surrender charges are generally assessable within the first five to seven years after a policy is issued. The Company realized surrender charge income of $4.5 million on net surrenders of retail fixed and variable annuity products of $344.5 million in 1997. At December 31, 1997, approximately 57% of the Company's insurance subsidiaries' customer deposits had surrender penalties or other such restrictions or were not subject to withdrawal.

     MBS Prepayment and Extension. MBSs, including CMOs, are subject to prepayment risks that vary with, among other things, interest rates. Such securities accounted for approximately 41% of the Company's investment portfolio as of December 31, 1997. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) will incur a reduction in yield or a loss as a result of such prepayments. In addition, during such periods, the Company will generally be unable to reinvest the proceeds of any such prepayment at comparable yields. Conversely, during periods of rising interest rates, prepayments generally slow. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) will incur a decrease in yield or a loss as a result of slower prepayments. The gross unamortized premiums and unaccreted discounts of the Company's MBSs were $44.5 million and $82.7 million, respectively, at December 31, 1997.

     The Company follows asset/liability strategies that are designed to mitigate the effect of interest rate changes on the Company's profitability. However, there can be no assurance that management will be successful in implementing such strategies and achieving adequate investment spreads.

LIMITED OPERATING HISTORY; VARIABILITY OF OPERATING RESULTS

     The Company has a limited operating history and sustained net losses for the years ended December 31, 1994 and 1993 of $16.8 million and $40.8 million, respectively. In 1994, these losses principally related to realized investment losses due to the sale of fixed-maturity securities during a period of rising interest rates, and in 1993, these losses related primarily to writedowns due to other-than-temporary impairments in the value of certain investments in real estate and joint ventures that occurred prior to the acquisition of the Integrity Companies (as defined herein). Although the Company reported net income of $27.6 million, $23.4 million and $11.9 million for the years ended December 31, 1997, 1996 and 1995, respectively, there can be no assurance that the Company will be able to sustain profitable operations in the future. In addition, the Company may experience substantial variability in its earnings from period to period, especially in view of the Company's active management of its investment portfolio which may produce significant realized investment gains or losses in a particular period as a result of changes in prevailing interest rates.

COMPETITION; RATINGS

     The Company operates in a highly competitive industry. The Company's insurance subsidiaries compete in their markets with numerous major national life insurance companies and insurance holding companies, many of which have substantially greater capital and surplus, larger and more diversified portfolios of life insurance policies and annuities, higher credit ratings, greater economies of scale and greater access to distribution channels than the Company's subsidiaries. Due to certain Supreme Court decisions, a ruling by the office of the Comptroller of the Currency and other legislative and industry developments, the Company's insurance subsidiaries also encounter increasing competition from banks, securities brokerage firms and other financial intermediaries marketing insurance products, annuities and other forms of savings and pension products. Competition in the insurance industry is based on many factors, including the overall financial strength and reputation of the insurer, pricing and other terms and conditions of the offered product, levels of customer service, access to distributor channels and experience in the business, ratings assigned by A.M. Best Company, Inc. ("A.M. Best"), and the claims-paying ability ratings assigned by nationally recognized statistical rating organizations. Many financial institutions and broker-dealers focus on the A.M. Best and claims-paying ability ratings of an insurer in determining whether to market the insurer's annuities. As a result, if any of the Company's insurance subsidiaries' ratings were downgraded from their current levels or if the ratings of the Company's competitors improved and those of the Company's insurance subsidiaries did not, the ability of the Company to distribute its products and the persistency of its existing business could be adversely affected. Each of the rating agencies reviews its ratings periodically, and there can be no assurance that the Company's insurance subsidiaries' current ratings will be maintained in the future.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     The Company is a holding company with no direct operations, and its principal assets consist of the capital stock of Integrity Holdings, which owns Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company ("National Integrity" and, together with Integrity, the "Integrity Companies") (domiciled in the States of Ohio and New York, respectively), SBM Certificate Company and

ARM Securities Corporation ("ARM Securities"). The Company relies primarily on management fees, dividends and other distributions from its insurance and non-insurance subsidiaries to meet ongoing cash requirements, including amounts required for payment of interest and principal on outstanding debt obligations, preferred stock dividends and corporate expenses. The ability of the Integrity Companies to pay dividends to the Company in the future is subject, among other things, to regulatory restrictions of their respective states of domicile and will depend on their statutory surplus and earnings. Because National Integrity is a subsidiary of Integrity, dividend payments by National Integrity to Integrity must be made in compliance with New York standards, and the ability of Integrity to pass those dividends on to the Company is subject to compliance with Ohio standards. From time to time, the National Association of Insurance Commissioners (the "NAIC") and various state insurance regulators have considered, and may in the future consider, proposals to further restrict dividend payments that may be made by an insurance company without regulatory approval. No assurance can be given that there will not be any further regulatory action restricting the ability of the Company's insurance subsidiaries to pay dividends. Inability on the part of Integrity or National Integrity to pay dividends to the Company in an amount sufficient to enable the Company to meet its debt service and other cash requirements (including dividend payments on the Series A Fixed/Adjustable Rate Preferred Stock) could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources."

DEPENDENCE ON CERTAIN THIRD-PARTY RELATIONSHIPS

     The Company uses third-party marketing organizations with sales networks to distribute certain of its retail annuity products. One such organization, Financial Marketing Group, Inc. ("FMG"), supplements the Company's in-house wholesaling unit by performing this function for certain independent broker-dealers. Under this arrangement, the Company signs sales agreements with each individual broker-dealer recruited by FMG and pays an override commission to FMG based on the sales of those broker-dealers. Broker-dealers affiliated with FMG accounted for 45% of total retail sales, and 11% of total retail and institutional sales for the year ended December 31, 1997. No individual broker-dealer affiliated with FMG accounted for more than 9% of total retail sales for the year ended December 31, 1997. In addition to FMG, the Company utilizes PaineWebber Incorporated ("PaineWebber") in the stockbroker channel for the distribution of certain products. For the year ended December 31, 1997, approximately 13% of the Company's total retail sales and approximately 3% of total retail and institutional sales were made through PaineWebber. The Company also relies on its joint venture with General American for the issuance of funding agreements and GIC policies to institutional customers. In recent periods, internal growth of the Company's spread-based business has been largely dependent on the sales of funding agreements and GICs marketed by the Company and issued by General American under the joint venture with the Company. Sales of funding agreements and GICs accounted for 82% of the Company's sales of spread products for the year ended December 31, 1997. For the same period, 65% of all institutional spread product sales were made through General American, or 48% of total retail and institutional sales. If demand for funding agreements and GIC products, or the Company's ability to market such products, were to decrease, the Company's results of operations could be adversely affected. The loss of the wholesaler FMG, of PaineWebber or of General American as a marketing partner, or the impairment of the reputation or creditworthiness of any of them, could materially adversely affect the Company's ability to market its retail products or funding agreements and GICs until another distribution source or marketing partner could be found. There can be no assurance that the Company would be able to find an alternate source of distribution in a timely manner.

REGULATION

     The Company's businesses and operations are subject to various federal and state laws and regulations which, among other things, grant supervisory agencies broad administrative powers over such businesses and operations, including the power to limit or restrict such businesses if they fail to comply with applicable laws and regulations.

     The Company's insurance subsidiaries are regulated by insurance regulators in Ohio and New York as well as in other jurisdictions in which they are licensed or authorized to do business. Insurance laws and regulations, among other things, establish minimum capital requirements and limit the amount of dividends and other payments insurance companies can make without prior regulatory approval and impose restrictions on the amount and type of investments such companies may hold. In addition, variable annuities and related separate accounts of the Company's insurance subsidiaries are subject to regulation by the Securities and Exchange Commission (the "Commission") under the Securities Act and the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company's non-insurance operations are also subject to extensive regulation, including regulation under the Exchange Act, the Employee Retirement Income Security Act of 1974, as amended, the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act, various other federal and state securities laws and regulations and by the National Association of Securities Dealers, Inc. (the "NASD"). The Company cannot predict, and no assurance can be given as to, the effect that any future regulation or changes in interpretation of existing regulation may have on the financial condition or operations of the Company.

     As required by the Investment Company Act and the Advisers Act, the Company's standard investment management and investment advisory agreements provide that such agreements with registered investment companies terminate automatically upon their assignment and agreements with other persons may not be assigned by a party without the prior written consent of the other party. The Investment Company Act and the Advisers Act define the term "assignment" to include any "direct or indirect transfer" of a "controlling block of the voting securities" of the Company. The Investment Company Act presumes that any person holding more than 25% of the voting stock of any person "controls" such person. Significant purchases or sales of Common Stock by the Company or any stockholder, among other things, may raise issues relating to assignments of the Company's investment management and investment advisory agreements.

     Under the insurance guaranty fund laws existing in each state, insurers licensed to do business in such state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because such assessments are typically not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, the Company cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. In connection with the acquisition by the Company of the Integrity Companies from The National Mutual Life Association of Australasia Limited ("National Mutual"), National Mutual agreed to indemnify the Company with regard to guaranty fund assessments levied in respect of companies declared insolvent or subject to conservatorship prior to November 26, 1993. No assurance can be given that the Company's reserve for assessments or such indemnity will be adequate in the event of any loss suffered by the Company in respect of any assessment made under state insurance guaranty fund laws. The Company estimates its reserve for assessments using information provided by the National Organization of Life and Health Guaranty Associations. The reserve does not include any provision for future assessments related to unknown failures or to known failures for which no estimate of the Company's exposure can currently be made. The insolvency of large life insurance companies in future years could result in additional material assessments to the Company by state guaranty funds that could have a material adverse impact on the Company's future earnings and liquidity.

FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS

     Current United States federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by the holder of an annuity. Taxes, if any, are payable on the accumulated tax-deferred earnings when these earnings are paid to such holder. In the event that the United States federal income tax laws are changed such that accumulated earnings on annuity products do not enjoy the tax deferral described above or that another product acquires similar or preferred tax-advantaged status, consumer demand for annuity products may decline substantially.

     In recent years, several proposals have been made to change the federal income tax system. These proposals have included various flat tax rate and consumption taxes. Under a proposal currently included in the Clinton Administration's Fiscal Year 1999 Budget, all exchanges involving a variable annuity contract and all reallocations within variable annuity contracts would be taxed. Such transfers are currently tax-free. An additional proposal would reduce the policyholder's tax basis in an annuity contract by an amount equal to specified expense charges. There can be no assurance that, if enacted, such changes to existing federal income tax laws will not result in a material decrease in the demand for the Company's annuity products. Such a decrease could adversely affect the operations and business prospects of the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will depend, to a significant extent, upon the continued services of the key executive officers of the Company. The loss or unavailability of such key executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations.

YEAR 2000

     The Company is currently evaluating, on an ongoing basis, its computer systems and the systems of other companies on which the Company's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on the Company's core business operations. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial condition.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Series A Fixed/Adjustable Rate Preferred Stock will be used to redeem the Company's 9 1/2% Cumulative Perpetual Preferred Stock (the "Existing Preferred Stock") on or after December 15, 1998 and for other general corporate purposes. Pending such uses, the net proceeds will be invested in intermediate and short-term securities.

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated. No pro forma ratios of earnings to combined fixed charges and preferred stock dividends are presented with respect to the issuance of the Series A Fixed/ Adjustable Rate Preferred Stock and the redemption on or after December 15, 1998 of the Company's outstanding Preferred Stock with a portion of the proceeds of such issuance because such pro forma ratios (determined as if both the issuance and redemption had occurred at January 1, 1997 or January 1,
1998) would differ from the actual historic ratios by less than 10%.

                                        THREE MONTHS
                                           ENDED                 YEAR ENDED DECEMBER 31,
                                         MARCH 31,      ------------------------------------------
                                            1998        1997    1996    1995    1994(3)    1993(3)
                                        ------------    ----    ----    ----    -------    -------
Excluding interest credited on
  customer deposits(1)................      6.4x        4.3x    3.4x    2.0x      --         --
Including interest credited on
  customer deposits(2)................      1.2x        1.1x    1.1x    1.1x      --         --

------------
(1) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (excluding interest credited on customer deposits), combined fixed charges and preferred stock dividends consist of interest expense on debt, the portion of operating lease rentals representative of the interest factor and dividends on the preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding fixed charges to pretax income.

(2) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (including interest credited on customer deposits), combined fixed charges and preferred stock dividends consist of interest expense on debt, the portion of operating lease rentals representative of the interest factor, interest credited on customer deposits, and dividends on the preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding fixed charges to pretax income.

(3) Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $29.2 million and $41.0 million for the years ended December 31, 1994 and 1993, respectively.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization, based on carrying amount, of the Company at March 31, 1998 and as adjusted to give effect to (i) the sale in a secondary offering on May 13, 1998 by The Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III 892 Investors, L.P. (collectively, the "Morgan Stanley Stockholders") of their shares of Class A Common Stock and Class B Convertible Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), which was converted automatically into shares of Class A Common Stock upon such sale, and (ii) the issuance and sale by the Company of the Series A Fixed/Adjustable Rate Preferred Stock represented by the Depositary Shares offered hereby and the application of approximately $50.0 million of the proceeds therefrom to redeem the Existing Preferred Stock no earlier than December 15, 1998. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto and other financial and operating information incorporated by reference in this Prospectus.

                                                                  MARCH 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                              (DOLLARS IN THOUSANDS)
Long-term debt..............................................  $ 38,000     $ 38,000
Shareholders' equity:
  9 1/2% Cumulative Perpetual Preferred Stock, $.01 par
     value, $25.00 stated value; 2,000,000 shares issued and
     outstanding and no shares issued and outstanding as
     adjusted(1)............................................    50,000           --
  Series A Fixed/Adjustable Rate Cumulative Preferred Stock,
     $.01 par value, $200.00 stated value; no shares issued
     and outstanding and 375,000 shares issued and
     outstanding as adjusted................................        --       75,000
  Class A Common Stock, $.01 par value; 150,000,000 shares
     authorized; 21,441,641 shares issued and outstanding
     and 23,389,287 shares issued and outstanding as
     adjusted(2)............................................       214          233
  Class B Common Stock, $.01 par value, 50,000,000 shares
     authorized; 1,947,646 shares issued and outstanding and
     no shares issued and outstanding as adjusted...........        19           --
  Additional paid-in capital................................   216,024      216,024
  Retained earnings.........................................    30,474       30,474
  Accumulated other comprehensive income from net unrealized
     gains on available-for-sale securities.................       826          826
                                                              --------     --------
          Total shareholders' equity........................   297,557      322,557
                                                              --------     --------
          Total capitalization..............................  $335,557     $360,557
                                                              ========     ========

------------
(1) The 9 1/2% Cumulative Perpetual Preferred Stock will remain outstanding until redeemed on or after December 15, 1998.

(2) Excludes 2,428,629 shares of Common Stock issuable upon exercise of vested and unvested options outstanding at June 1, 1998.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

                                                             THREE MONTHS
                                                            ENDED MARCH 31,                YEAR ENDED DECEMBER 31,
                                                       -------------------------   ----------------------------------------
                                                          1998          1997           1997           1996          1995
                                                          ----          ----           ----           ----          ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Investment income....................................  $  104,406    $   69,700     $  329,979     $  250,031    $  196,024
Interest credited on customer deposits...............     (81,680)      (51,325)      (247,418)      (182,161)     (146,867)
                                                       ----------    ----------     ----------     ----------    ----------
  Net investment spread..............................      22,726        18,375         82,561         67,870        49,157
Fee income:
  Variable annuity fees..............................       4,426         3,239         14,630         10,786         7,238
  Asset management fees..............................          --(1)       1,884         8,595          5,780         3,161
  Other fee income...................................         232           397          1,386          1,267           949
                                                       ----------    ----------     ----------     ----------    ----------
         Total fee income............................       4,658         5,520         24,611         17,833        11,348
Other income and expenses:
  Surrender charges..................................       1,334           882          4,482          5,024         3,339
  Operating expenses.................................      (7,550)       (8,156)       (32,528)       (31,055)      (22,957)
  Commissions, net of deferrals......................        (598)         (638)        (2,218)        (2,372)       (1,557)
  Interest expense on debt...........................        (617)         (686)        (2,517)        (3,146)       (3,461)
  Amortization:
    Deferred policy acquisition costs................      (2,724)       (2,175)       (10,416)        (6,835)       (2,932)
    Value of insurance in force......................      (1,531)       (2,241)        (9,293)        (7,320)       (7,104)
    Acquisition-related deferred charges.............        (126)         (126)          (503)        (1,503)       (9,920)
    Goodwill.........................................         (94)         (122)          (424)          (488)         (358)
  Non-recurring charges(2):
    Stock-based compensation.........................      (3,570)           --         (8,145)            --            --
    Other............................................          --        (1,445)        (6,678)        (5,004)           --
  Other, net.........................................        (593)         (995)          (386)        (5,366)         (687)
                                                       ----------    ----------     ----------     ----------    ----------
         Total other income and expenses.............     (16,069)      (15,702)       (68,626)       (58,065)      (45,637)
Realized investment gains............................       5,165         2,231          3,192            907         4,048
                                                       ----------    ----------     ----------     ----------    ----------
Income before income taxes...........................      16,480        10,424         41,738         28,545        18,916
Income tax expense...................................      (5,499)       (2,814)       (14,139)        (5,167)       (7,026)
                                                       ----------    ----------     ----------     ----------    ----------
Net income...........................................      10,981         7,610         27,599         23,378        11,890
Dividends on preferred stock.........................      (1,188)       (1,188)        (4,750)        (4,750)       (4,750)
                                                       ----------    ----------     ----------     ----------    ----------
Net income applicable to common shareholders.........  $    9,793    $    6,422     $   22,849     $   18,628    $    7,140
                                                       ==========    ==========     ==========     ==========    ==========
Dividends to common shareholders.....................  $     (468)   $       --     $     (930)    $       --    $       --
                                                       ==========    ==========     ==========     ==========    ==========
OTHER OPERATING DATA:
Operating earnings(3)................................  $   10,006    $    5,836     $   34,149     $   22,227    $    4,509
                                                       ==========    ==========     ==========     ==========    ==========
Pro forma operating earnings(4)......................  $   10,006    $    6,976     $   36,343     $   26,789
                                                       ==========    ==========     ==========     ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Total cash and investments...........................  $4,935,049    $3,499,000     $4,467,477     $3,347,477    $2,798,027
Assets held in separate accounts.....................   2,637,707     1,201,621      2,439,884      1,135,048       809,927
Total assets.........................................   7,858,736     4,943,221      7,138,424      4,701,664     3,793,580
Long-term debt.......................................      38,000        38,000         38,000         40,000        40,000
Total liabilities....................................   7,561,179     4,785,247      6,830,879      4,519,722     3,605,589
Shareholders' equity:
  Carrying amount....................................     297,557       157,974        307,545        181,942       187,991
  Excluding the effects of SFAS No. 115(5)...........     296,731       184,695        287,245        178,273       159,461

---------------
(1) Reflects the sale of 80% of the Company's defined benefit pension plan asset management operations in November 1997.

(2) The Company recorded non-recurring charges of $3.6 million in the first quarter of 1998 as part of a retirement arrangement for John Franco, the Company's former co-chairman and co-chief executive officer. The Company recorded non-recurring charges of $1.4 million in the first quarter of 1997 primarily related to the relocation and consolidation of the Company's operation facilities from Ohio to Louisville, Kentucky. The Company recorded non-recurring charges of $14.8 million for the year ended December 31, 1997 including (i) a one-time non-cash stock-based compensation charge of $8.1 million related to the aggregate difference between the initial public offering price of $15.00 per share of Class A Common Stock and the exercise price of all of the then-outstanding options; and (ii) costs primarily attributable to the relocation and consolidation of the Company's operation facilities from Ohio to Louisville, Kentucky. The Company recorded a non-recurring charge of $5.0 million in the year ended December 31, 1996 that also included $3.2 million for facilities consolidation and costs of $1.8 million primarily related to merger and acquisition activity that did not result in a transaction.

(3) "Operating earnings" is defined as net income applicable to common shareholders excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997.

(4) Operating earnings including a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred at the beginning of the period.

(5) Excludes from the carrying amount of shareholders' equity the net unrealized gains and losses on securities classified as available-for-sale, net of related amortization and taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's products and services are sold in two principal markets, the retail and institutional markets, through a broad spectrum of distribution channels.

     The Company derives its earnings from the investment spread and fee income generated by the assets it manages. The Company earns a spread between what is earned on invested assets and what is credited to customer accounts with its retail spread products (primarily fixed and indexed annuities) and institutional spread products (funding agreements, GICs and face-amount certificates). The Company receives a fee in exchange for managing customers' deposits, and the customer accepts the investment risk with its retail variable products (variable annuity mutual fund options). The Company believes that market forces and population demographics are producing and will continue to generate strong consumer demand for long-term savings and retirement products, including fixed, indexed and variable annuity products. In addition, the Company expects to benefit from the growing institutional marketplace by increasing penetration in the stable value and fixed income markets and developing new products and applications. Although the Company's core business is developing and managing spread-based investment products, it has also focused on the development of its fee-based variable annuity business. Fee-based business is less capital intensive than spread-based business and provides the Company with diversified sources of income.

     On November 7, 1997 the Company transferred substantially all of the assets and operations of ARM Capital Advisors, Inc. ("ARM Capital Advisors") to ARM Capital Advisors, LLC ("New ARMCA") and sold an 80% interest in New ARMCA. Although third-party assets managed by ARM Capital Advisors grew since 1995 when ARM Capital Advisors began its operations, the Company believes that market attitudes towards developing an asset management service for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth. ARM Capital Advisors' management of defined benefit pension plan accounts generated asset management fees of $1.9 million during the first quarter of 1997.

     On December 13, 1996, the Company transferred its contracts to perform management and advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. Had the sale of ARM Capital Advisors' operations and the sale of the management contracts for the State Bond Mutual Funds occurred on January 1, 1995, they would not have had a material effect on the Company's net income for the years ended December 31, 1997, 1996 and 1995.

     The following discussion compares the results of operations for the Company for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995. As the Company acquired substantially all of the assets and business operations of SBM Company ("SBM") effective May 31, 1995, results for 1996 and 1997 each include a full year of acquired SBM business operations compared to seven months in 1995. Therefore, results of operations for 1995 are not completely comparable with 1996 and 1997.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 Compared with Three Months Ended March 31, 1997

     Net income during the first quarter of 1998 was $11.0 million compared to $7.6 million for the first quarter of 1997. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and, for 1997, income from defined benefit pension plan asset management operations which were sold) were $10.0 million and $5.8 million for the first quarter of 1998 and 1997, respectively. The increase in operating earnings is primarily attributable to an increase in net investment spread due to deposit growth from sales of retail and institutional spread products.

     Pro forma operating earnings for the first quarter of 1997 (operating earnings including a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's June 1997 initial public offering of Class A Common Stock assuming it occurred on January 1, 1997) were $7.0 million. Operating earnings per share (pro forma for 1997) were $.41 and $.29 for the first quarter of 1998 and 1997, respectively. The pro forma information for 1997 is not necessarily indicative of what would have occurred had the initial public offering occurred on the date indicated.

     Annualized pretax operating earnings for retail spread products were 1.49% and 1.33% of average assets under management of $2.82 billion and $2.63 billion for that segment during the first quarter of 1998 and 1997, respectively. Annualized pretax operating earnings for institutional spread products were 0.60% and 0.54% of average assets under management of $2.80 billion and $1.00 billion for that segment during the first quarter of 1998 and 1997, respectively. Annualized pretax operating earnings for retail variable products (fee business) were 0.53% and 0.41% of average assets under management of $1.20 billion and $847.9 million for that segment during the first quarter of 1998 and 1997, respectively. The Company's corporate and other segment includes earnings on surplus of insurance subsidiaries and holding company cash and investments, fee income from marketing partnerships and broker-dealer fee operations, unallocated amortization expenses, and other various corporate expenditures that are not allocated to specific products. Income tax expense and preferred stock dividends are not allocated to any segment.

     Net investment spread for the three months ended March 31, 1998 and 1997 was as follows:

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                         ----------------------
                                                           1998         1997
                                                         ---------    ---------
                                                         (DOLLARS IN THOUSANDS,
                                                            EXCEPT AS NOTED)
Investment income......................................  $104,406     $ 69,700
Interest credited on customer deposits.................   (81,680)     (51,325)
                                                         --------     --------
  Net investment spread................................  $ 22,726     $ 18,375
                                                         ========     ========
Annualized investment yield............................      7.24%        7.45%
Annualized average credited rate.......................     (5.94)%      (5.67)%
                                                         --------     --------
  Investment spread rate...............................      1.30%        1.78%
                                                         ========     ========
Average cash and investments (in billions).............  $   5.77     $   3.74
Average spread-based customer deposits (in billions)...  $   5.58     $   3.67

     The decrease in the overall investment spread rate from 1.78% in 1997 to 1.30% in 1998 is primarily attributable to a greater proportion of institutional spread product deposits in 1998, which generate lower spreads. Changes in investment yield and average credited rates must be analyzed in relation to the liability portfolios to which they relate. The annualized investment yield on cash and investments, excluding assets supporting institutional spread product deposits, was 7.74% for the first quarter of 1998, down slightly from 7.83% for the comparable 1997 period. In comparison, the annualized investment yield on cash and investments supporting institutional spread product deposits was 6.70% and 6.42% for the first quarter of 1998 and 1997, respectively. Average cash and investments related to institutional spread product deposits grew from $1.00 billion during the first quarter of 1997 to $2.80 billion during the first quarter of 1998, contributing to the aggregate decrease in investment yields. The proceeds from institutional spread product sales are invested in securities of shorter duration (which generally have lower investment yields) than the Company's other investment portfolios. The average credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets and business mix. Crediting rates are reset monthly or quarterly based on London Interbank Offered Rates ("LIBOR") for institutional spread products and semi-annually or annually for certain fixed annuities. The increase in the average rate of interest credited on customer deposits during the first quarter of 1998 was primarily attributable to higher LIBOR compared to the first quarter of 1997 and to a greater proportion of institutional spread product deposits in 1998. To date, the Company has been able to react to changes in market interest rates and maintain an adequate investment spread without a significant effect on retail surrender and withdrawal activity, although there can be no assurance that the Company will be able to continue to do so.

     Variable annuity fees, which are based on the market value of the mutual fund assets supporting variable annuity customer deposits in nonguaranteed separate accounts, increased to $4.4 million in the first quarter of 1998 from $3.2 million in the first quarter of 1997. This increase is principally due to asset growth from the receipt of variable annuity deposits and from a market-driven increase in the value of existing variable annuity deposits invested in mutual funds.

     Assets under management as of March 31, 1998 and 1997 were as follows:

                                                                MARCH 31,
                                              ----------------------------------------------
                                                      1998                     1997
                                              ---------------------    ---------------------
                                                           PERCENT                  PERCENT
                                               AMOUNT     OF TOTAL      AMOUNT      OF TOTAL
                                               ------     --------      ------      --------
                                                          (DOLLARS IN MILLIONS)
Retail spread products (primarily fixed and
  indexed annuity and face-amount
  certificate deposits).....................  $2,815.4        37%      $2,653.5        52%
Institutional spread products (funding
  agreement and GIC deposits)...............   2,989.6        40        1,141.3        22
Retail variable products (variable annuity
  deposits invested in mutual funds)........   1,302.1        17          859.5        17
Corporate and other:
  Off-balance sheet deposits under marketing
     partnership arrangements...............     233.7         3          368.7         7
  Cash and investments in excess of customer
     deposits...............................     190.6         3           75.1         2
                                              --------       ---       --------       ---
          Total assets under management.....  $7,531.4       100%      $5,098.1       100%
                                              ========       ===       ========       ===

     The increase in total assets under management was primarily attributable to sales of floating rate funding agreements and GICs to institutional customers and an increase in retail variable product deposits attributable to variable annuity sales and the investment performance of variable annuity mutual funds due to strong stock market returns.

     Sales of retail and institutional spread products include premiums and deposits received for products issued by the Company's insurance and face-amount certificate subsidiaries. Sales of retail variable products include premiums for the investment portfolio options of variable annuity products issued by the Company's insurance subsidiaries.

     Sales by market and type of product for the three months ended March 31, 1998 and 1997 were as follows:

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                             ------------------
                                                              1998       1997
                                                             -------    -------
                                                               (IN MILLIONS)
Retail:
  Spread products..........................................  $ 38.0     $ 68.8
  Variable products........................................    83.5       36.3
                                                             ------     ------
     Total retail..........................................   121.5      105.1
Institutional:
  Institutional spread products............................   447.2      248.6
                                                             ------     ------
          Total sales......................................  $568.7     $353.7
                                                             ======     ======

     Sales of retail variable products increased $47.2 million over the first quarter of 1997. This increase is primarily attributable to the reintroduction and enhancement of the Pinnacle variable annuity product in late

1997. Sales of retail spread products decreased to $38.0 million for the first quarter of 1998. This decrease is related to the decline in the yield on intermediate-term U.S. Treasury securities which is one of the factors considered in setting credited rates on retail spread products. The Company's sales strategy is to broaden its mix of products, services and distribution channels to enable it to achieve its target sales within different interest rate environments. The increase in institutional sales was attributable to increased sales of institutional funding agreements.

     Net surrenders of retail spread and variable annuity products issued by the Company's insurance subsidiaries were $79.7 million in the first quarter of 1998 compared to $76.1 million in the first quarter of 1997. Surrender charge income increased to $1.3 million in the first quarter of 1998 from $.9 million in the first quarter of 1997. The increase in surrender charge income is attributable to a larger mix of surrenders of customer deposits acquired in connection with the 1995 acquisition of SBM's insurance subsidiary which have higher surrender charge penalties. Retail products issued by the Company's insurance subsidiaries generally include lapse protection provisions that provide a deterrent to surrenders when interest rates rise. These provisions can include surrender charges and market value adjustments on annuity withdrawals. During the period that surrender charges are assessable (generally the first five to seven years after a policy is issued) surrenders are relatively low. The surrender and withdrawal activity during the first quarters of 1997 and 1998 was generally expected by the Company due to the level of customer deposits written several years ago that were subject to declining or expiring surrender charges, and the Company's strategy of maintaining investment spreads. The Company attempts to reduce retail surrender activity and improve persistency through various programs. The Company has experienced minimal withdrawals (excluding scheduled interest payments) by institutional spread product customers during the first quarter of 1997 and 1998.

     Amortization of deferred policy acquisition costs related to operations was $2.7 million and $2.2 million during the three months ended March 31, 1998 and 1997, respectively. This increase was primarily the result of growth in the deferred policy acquisition cost asset due to additional sales of fixed, indexed and variable annuity products. Variable costs of selling and issuing the Company's insurance subsidiaries' products (primarily commissions and certain policy issuance and marketing costs) are deferred and then amortized over the expected life of the contract.

     Amortization of value of insurance in force related to operations of $1.5 million and $2.2 million for the three months ended March 31, 1998 and 1997, respectively, primarily reflects the amortization of the value of insurance in force established as an asset by the Company in connection with the 1995 acquisition of SBM's insurance subsidiary. The decrease in amortization of value of insurance in force related to operations is a result of the decrease in the value of insurance in force asset from $50.8 million at March 31, 1997 to $31.0 million at March 31, 1998.

     The Company recorded non-recurring charges of $3.6 million in the first quarter of 1998 as part of a retirement package for John Franco, the Company's former Co-Chairman and Co-Chief Executive Officer. Mr. Franco retired effective February 10, 1998. These charges consisted of (i) a $2.1 million non-cash charge in connection with the vesting of the unvested portion of the options held by Mr. Franco to purchase 232,647 shares of the Company's Common Stock and (ii) a $1.5 million charge for fulfilling remaining compensation related to his employment agreement. The Company recorded non-recurring charges of $1.4 million in the first quarter of 1997 primarily related to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky.

     Other expenses, net primarily includes premiums paid on agreements to reinsure the majority of the mortality risks associated with single premium endowment and variable annuity deposits.

     Realized investment gains, which are reported net of related amortization of deferred policy acquisition costs and value of insurance in force, were $5.2 million in the first quarter of 1998 compared to $2.2 million in the first quarter of 1997. Such realized investment gains were primarily interest-rate related and attributable to the ongoing management of the Company's fixed maturity securities classified as available-for-sale which can result in period-to-period swings in realized investment gains and losses since securities are sold during both rising and falling interest rate environments. The ongoing management of securities is a significant component of the Company's asset/liability management strategy. The ongoing portfolio management process involves evaluating the various asset sectors (i.e., security types and industry classes) and individual securities comprising the Company's investment portfolios and, based on market yield rates, repositioning holdings from sectors perceived to be relatively overvalued to sectors perceived to be undervalued with the aim of improving cash flows. The Company endeavors to accomplish this repositioning without materially changing the overall credit, asset duration, convexity, and liquidity characteristics of its investment portfolios.

     Income tax expense was $5.5 million and $2.8 million during the three months ended March 31, 1998 and 1997, respectively, reflecting effective tax rates of 33.4% and 27.0%.

  Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

     Net income during 1997 was $27.6 million compared to $23.4 million for 1996. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold) were $34.1 million and $22.2 million for 1997 and 1996, respectively. The increase in operating earnings is primarily attributable to an increase in net investment spread due to both deposit growth from sales of retail and institutional spread products and ongoing asset/liability management and, to a lesser extent, an increase in fee income as a result of a larger base of variable annuity deposits.

     Pro forma operating earnings (operating earnings including a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1996) were $36.3 million and $26.8 million for 1997 and 1996, respectively. Pro forma operating earnings per share were $1.51 and $1.13 for the same respective years. This pro forma information is not necessarily indicative of what would have occurred had the offering occurred on the date indicated.

     Operating earnings for retail spread products were 1.36% and 1.30% of average assets under management of $2.76 billion and $2.66 billion for that segment during 1997 and 1996, respectively. This increase in retail spread margins is primarily attributable to ongoing asset/liability management, which generated higher net investment spreads. Operating earnings for institutional spread products were .62% and .57% of average assets under management of $1.48 billion and $567.7 million for that segment during 1997 and 1996, respectively. The increase in institutional spread margins is also primarily attributable to ongoing asset/liability management. Operating earnings for retail variable products (fee business) were .52% and .66% of average assets under management of $970.3 million and $728.2 million for that segment during 1997 and 1996, respectively. The decline in retail variable margins is primarily attributable to lower amortization expense of deferred policy acquisition costs during 1996. The Company's corporate and other segment primarily includes earnings on insurance subsidiaries surplus and holding company cash and investments, marketing partnership and broker-dealer fee income, and unallocated corporate overhead. Income tax expense and preferred stock dividends are not allocated to any segment.

     Net investment spread for the years ended December 31, 1997 and 1996 was as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1997          1996
                                                       ----------    ----------
                                                        (DOLLARS IN THOUSANDS,
                                                           EXCEPT AS NOTED)
Investment income....................................  $ 329,979     $ 250,031
Interest credited on customer deposits...............   (247,418)     (182,161)
                                                       ---------     ---------
  Net investment spread..............................  $  82,561     $  67,870
                                                       =========     =========
Investment yield.....................................       7.60%         7.75%
Average credited rate................................      (5.83)%       (5.67)%
                                                       ---------     ---------
  Investment spread rate.............................       1.77%         2.08%
                                                       =========     =========
Average cash and investments (in billions)...........  $    4.34     $    3.23
Average spread-based customer deposits (in
  billions)..........................................  $    4.24     $    3.21

     The decrease in the overall investment spread rate from 2.08% in 1996 to 1.77% in 1997 is attributable to a greater proportion of institutional spread product deposits in 1997, which generate lower spreads. Changes in investment yield and interest credited rates must be analyzed in relation to the liability portfolios to which they relate. When analyzed individually, investment spread rates increased in 1997 for both retail and institutional spread products. The investment yield on cash and investments, excluding assets supporting institutional spread product deposits, was 8.04% for 1997, up from 8.01% in 1996. In comparison, the investment yield on cash and investments supporting institutional spread product deposits was 6.74% and 6.53% for 1997 and 1996, respectively. These increases reflect the benefits of ongoing investment portfolio management. Average cash and investments related to institutional spread product deposits grew from $567.7 million during 1996 to $1.48 billion during 1997, causing the aggregate decrease in investment yields. The proceeds from institutional spread product sales are invested in securities of shorter duration (which generally have lower investment yields) than the Company's other investment portfolios. The average credited rate pattern is dependent upon the general trend of market interest rates (which were somewhat higher on the average in 1997), frequency of credited rate resets and business mix. Crediting rates are reset monthly based on the LIBOR for institutional spread products and semi-annually or annually for certain fixed annuities. To date, the Company has been able to react to changes in market interest rates and maintain an adequate investment spread without a significant effect on surrender and withdrawal activity, although there can be no assurance that the Company will be able to continue to do so.

     Fee income increased to $24.6 million in 1997 from $17.8 million in 1996. This increase is attributable to variable annuity fees, which are based on the market value of the mutual fund assets supporting variable annuity customer deposits in nonguaranteed separate accounts. Variable annuity fees increased to $14.6 million in 1997 from $10.8 million in 1996 principally due to asset growth from the receipt of variable annuity deposits and from a market-driven increase in the value of existing variable annuity deposits invested in mutual funds. Variable annuity deposits averaged $970.3 million in 1997, an increase from $728.2 million in 1996. In addition, asset management fees earned by ARM Capital Advisors on off-balance sheet assets, primarily related to defined benefit pension plans, increased to $8.6 million in 1997 from $5.8 million in 1996 (which included fees from the State Bond Mutual Funds which were sold by the Company in December 1996), reflecting a significant increase in the average fair value of off-balance sheet assets managed due to sales. As a result of the sale of ARM Capital Advisors' operations and the State Bond Mutual Funds management contracts, asset management fee income will decrease in the future.

     Assets under management as of December 31, 1997 and 1996 were as follows:

                                                      1997                     1996
                                              ---------------------    ---------------------
                                                           PERCENT                  PERCENT
                                               AMOUNT     OF TOTAL      AMOUNT      OF TOTAL
                                               ------     --------      ------      --------
                                                          (DOLLARS IN MILLIONS)
Retail spread products (primarily fixed and
  indexed annuity and face-amount
  certificate deposits).....................  $2,820.6        41%      $2,646.2        55%
Institutional spread products (funding
  agreement and GIC deposits)...............   2,542.3        37          891.9        18
Retail variable products (variable annuity
  deposits invested in mutual funds)........   1,129.1        16          844.3        17
Corporate and other:
  Off-balance sheet deposits under marketing
     partnership arrangements...............     232.9         3          366.2         8
  Cash and investments in excess of customer
     deposits...............................     180.8         3           77.0         2
                                              --------       ---       --------       ---
     Total corporate and other..............     413.7         6          443.2        10
                                              --------       ---       --------       ---
          Total assets under management.....  $6,905.7       100%      $4,825.6       100%
                                              ========       ===       ========       ===

     The increase in total assets under management was primarily attributable to sales of floating rate funding agreements and GICs to institutional customers and, to a lesser extent, an increase in retail variable product deposits attributable to variable annuity sales and the investment performance of variable annuity mutual funds due to strong stock market returns.

     Sales of retail and institutional spread products include premiums and deposits received for products issued by the Company's insurance and face-amount certificate subsidiaries. Sales of retail variable products include premiums for the investment portfolio options of variable annuity products issued by the Company's insurance subsidiaries.

     Sales by market and type of product for 1997 and 1996 were as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                             1997          1996
                                                          ----------    ----------
                                                               (IN MILLIONS)
Retail:
  Spread products.......................................   $  382.5      $  130.6
  Variable products.....................................      206.3         200.1
                                                           --------      --------
     Total retail.......................................      588.8         330.7
Institutional:
  Institutional spread products.........................    1,708.7         747.5
                                                           --------      --------
          Total sales...................................   $2,297.5      $1,078.2
                                                           ========      ========

     Total sales during 1997 rose to $2,297.5 million, an increase of approximately 113% over 1996. The growth is primarily attributable to continued diversification and expansion in the retail and institutional markets. The growth in retail spread product sales is largely due to an increase in marketing efforts for the Company's guaranteed rate option annuity products. Institutional spread product sales increased as a result of (i) the addition of sales staff and further penetration into institutional channels; and (ii) the launching of a new funding agreement product. In November 1997, the Company received a deposit of $500 million for the new product, which was sold in partnership with BLB and initially matures in five years and is renewable annually thereafter.

     Net surrenders of retail fixed and variable annuity products issued by the Company's insurance subsidiaries were $344.5 million for 1997 compared to $326.2 million for 1996. Surrender charge income decreased to $4.5 million in 1997 from $5.0 million in 1996. The decrease in surrender charge income is attributable to a larger portion of the surrenders being partial surrenders which do not result in a surrender charge penalty. Retail products issued by the Company's insurance subsidiaries generally include lapse protection provisions that provide a deterrent to surrenders when interest rates rise. These provisions can include surrender charges and market value adjustments on annuity withdrawals. During the period that surrender charges are assessable (generally the first five to seven years after a policy is issued) surrenders are relatively low. The surrender and withdrawal activity in 1996 and 1997 was generally expected by the Company due to the level of customer deposits written several years ago that were subject to declining or expiring surrender charges, and the Company's strategy of maintaining investment spreads. The Company attempts to reduce surrender activity and improve persistency through various programs.

     Operating expenses increased to $32.5 million in 1997 from $31.1 million in 1996. The increase is primarily attributable to increased marketing efforts (including an increase in marketing staff and additional investments in technology) to expand and enhance the support of distribution channels in the retail and institutional markets, partially offset by a reduction in state-mandated guaranty fund assessment accruals. The Company continues to actively pursue and retain producers within its distribution channels to market its products.

     Amortization of deferred policy acquisition costs related to operations was $10.4 million and $6.8 million in 1997 and 1996, respectively. This increase was primarily the result of growth in the deferred policy acquisition cost asset due to additional sales of retail fixed and variable annuity products. Amortization specifically attributable to variable annuity products increased $1.9 million during 1997. Variable costs of selling and issuing the Company's insurance subsidiaries' products (primarily commissions and certain policy issuance and marketing costs) are deferred and then amortized over the expected life of the contract.

     Amortization of value of insurance in force related to operations of $9.3 million and $7.3 million for 1997 and 1996, respectively, primarily reflects the amortization of the value of insurance in force established as an asset by the Company in connection with the acquisition of SBM's insurance subsidiary. The increase in amortization expense corresponds with lower than expected gross margins for that block of annuity business.

     The Company recorded non-recurring charges of $14.8 million for 1997 including (i) a one-time non-cash stock-based compensation charge of $8.1 million related to the aggregate difference between the initial public offering price of $15.00 per share of Class A Common Stock and the exercise price of all of the then-outstanding options; and (ii) other non-recurring costs primarily attributable to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky. The Company recorded a non-recurring charge of $5.0 million in 1996 that also included $3.2 million for facilities consolidation and costs of $1.8 million primarily related to merger and acquisition activity that did not result in a transaction.

     Other expenses, net decreased to $.4 million in 1997 from $5.4 million in 1996. This decrease is attributable to higher mortality costs in 1996 related to immediate annuity deposits. In addition, 1997 benefitted from mortgage loan prepayment penalty income of $2.1 million and the favorable resolution of a reinsurance claim of $2.4 million.

     Realized investment gains, which are reported net of related amortization of deferred policy acquisition costs and value of insurance in force, were $3.2 million in 1997 compared to $.9 million in 1996. Realized investment gains in 1997 include an estimated loss of $4.0 million related to the write-down to fair value of an investment in a fixed income security. Realized investment gains in 1996 include an estimated loss of $15.2 million related to the write-down to fair value of an investment in a fixed income security and a gain of $4.5 million, before selling expenses, related to the transfer of the State Bond Mutual Funds management contracts. Other realized investment gains and losses were primarily interest-rate related and attributable to the ongoing management of the Company's fixed maturity securities classified as available-for-sale which can result in period-to-period swings in realized investment gains and losses since securities are sold during both rising and falling interest rate environments. The ongoing management of securities is a significant component of the Company's asset/liability management strategy. The ongoing portfolio management process involves evaluating the various asset sectors (i.e., security types and industry classes) and individual securities comprising the Company's investment portfolios and, based on market yield rates, repositioning holdings from sectors perceived to be relatively overvalued to sectors perceived to be undervalued with the aim of improving cash flows. The Company endeavors to accomplish this repositioning without materially changing the overall credit, asset duration, convexity, and liquidity characteristics of its investment portfolios.

     Income tax expense was $14.1 million and $5.2 million in 1997 and 1996, respectively, reflecting effective tax rates of 33.9% and 18.1% as a percentage of pretax income. If the nonrecurring stock-based compensation charge was added back to pretax income, the effective tax rate for 1997 would be 28.3%. A tax benefit was not recognized for the charge because a full valuation allowance was provided on the Company's non-life deferred tax assets.

  Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

     During 1996, net income for the Company was $23.4 million compared to $11.9 million for 1995. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997) were $22.2 million and $4.5 million for 1996 and 1995, respectively. The increase in operating earnings is primarily attributable to (i) an increase in net investment spread due to ongoing asset/liability management and deposit growth from the full year's effects of the May 31, 1995 acquisition of the SBM assets and business operations and additional sales of retail and institutional spread products; and
(ii) an increase in fee income as a result of a growing base of variable annuity deposits. Such increases in revenues were partially offset by an increase in operating expenses as a result of business growth.

     Operating earnings for retail spread products were 1.30% and .91% of average assets under management of $2.66 billion and $2.43 billion for that segment during 1996 and 1995, respectively. This increase in retail spread margins is primarily attributable to ongoing asset/liability management, which generated higher net investment spreads. Operating earnings for institutional spread products were .57% and .60% of average assets under management of $567.7 million and $38.5 million for that segment during 1996 and 1995, respectively. Operating earnings for retail variable products for 1996 were slightly higher than the corresponding prior period as evidenced by the increase to .66% from
 .64% of average retail variable assets under management of $728.2 million and $491.5 million during 1996 and 1995, respectively.

     Net investment spread for the years ended December 31, 1996 and 1995 was as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                           1996             1995
                                                       -------------    -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT
                                                                 AS NOTED)
Investment income....................................    $ 250,031        $ 196,024
Interest credited on customer deposits...............     (182,161)        (146,867)
                                                         ---------        ---------
  Net investment spread..............................    $  67,870        $  49,157
                                                         =========        =========
Investment yield.....................................         7.75%            7.84%
Average credited rate................................        (5.67)%          (5.90)%
                                                         ---------        ---------
  Investment spread rate.............................         2.08%            1.94%
                                                         =========        =========
Average cash and investments (in billions)...........    $    3.23        $    2.50
Average customer deposits (in billions)..............    $    3.21        $    2.49

     The decrease in investment yields on cash and investments primarily relates to a significant increase in institutional spread product deposits which grew from zero to $143.2 million during 1995 and to $891.9 million at December 31, 1996. The proceeds from institutional spread product sales are invested in securities of shorter duration (which generally have lower investment yields) than the Company's other investment portfolios. The investment yield on cash and investments supporting institutional spread product deposits was 6.53% for 1996. In comparison, the investment yield on cash and investments, excluding assets supporting institutional spread product deposits, was 8.01% for 1996, up from 7.85% for 1995, which reflects the benefits of the ongoing management of the Company's investment portfolios. The decrease in the average rate of interest credited on customer deposits during 1996 was due primarily to annual or semi-annual crediting rate resets occurring at a time when the overall interest rate environment was generally lower (the last half of 1995 and the first half of 1996 compared to the last half of 1994 and the first half of 1995).

     Fee income increased to $17.8 million in 1996 from $11.3 million in 1995. This increase is in part attributable to variable annuity fees which are based on the market value of assets supporting the investment portfolio options of variable annuity customer deposits in separate accounts. Variable annuity fees increased to $10.8 million in 1996 from $7.2 million in 1995 principally due to asset growth from the receipt of variable annuity deposits and from a market-driven increase in the value of existing variable annuity deposits invested in mutual funds. Variable annuity deposits increased to $844.3 million in 1996 from $617.3 million in 1995. In addition, asset management fees earned by ARM Capital Advisors on off-balance sheet assets, related to defined benefit pension plans and the State Bond Mutual Funds, increased to $5.8 million in 1996 from $3.2 million in 1995. This increase in asset management fees reflects a significant increase in the average amount of corresponding off-balance sheet assets managed due to new defined benefit pension plan accounts. The average amount of off-balance sheet assets managed by ARM Capital Advisors was $2.16 billion in 1996 compared to $1.10 billion in 1995.

     Assets under management as of December 31, 1996 and 1995 were as follows:

                                                      1996                     1995
                                              ---------------------    ---------------------
                                                           PERCENT                  PERCENT
                                               AMOUNT     OF TOTAL      AMOUNT      OF TOTAL
                                              --------    ---------    ---------    --------
                                                          (DOLLARS IN MILLIONS)
Retail spread products (primarily fixed and
  indexed annuity and face-amount
  certificate deposits).....................  $2,646.2        55%      $2,716.2        69%
Institutional spread products (funding
  agreement and GIC deposits)...............     891.9        18          143.2         4
Retail variable products (variable annuity
  deposits invested in mutual funds)........     844.3        17          617.3        16
Corporate and other:
  Off-balance sheet deposits under marketing
     partnership arrangements...............     366.2         8          387.3        10
  Cash and investments in excess of customer
     deposits...............................      77.0         2           61.1         1
                                              --------       ---       --------       ---
     Total corporate and other..............     443.2        10          448.4        11
                                              --------       ---       --------       ---
          Total assets under management*....  $4,825.6       100%      $3,925.1       100%
                                              ========       ===       ========       ===

------------
* Does not include off-balance sheet assets managed by ARM Capital Advisors for institutional clients and off-balance sheet assets in the State Bond Mutual Funds. Including such assets, total assets under management at December 31, 1996 and 1995 were $7,553.0 million and $5,364.2 million, respectively.

     The increase in total assets under management was primarily attributable to an increase in sales of funding agreements and GICs to institutional customers and, to a lesser extent, increased sales of retail variable products.

     Sales by market and type of product for 1996 and 1995 were as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1996           1995
                                                         ----------      --------
                                                              (IN MILLIONS)
Retail:
  Spread products......................................   $  130.6        $115.4
  Variable products....................................      200.1         177.7
                                                          --------        ------
     Total retail......................................      330.7         293.1
Institutional:
  Institutional spread products........................      747.5         142.2
  Fee-based marketing partnerships.....................         --         272.9
                                                          --------        ------
     Total institutional...............................      747.5         415.1
                                                          --------        ------
          Total sales*.................................   $1,078.2        $708.2
                                                          ========        ======

------------
* Does not include new deposits related to off-balance sheet assets managed by ARM Capital Advisors for institutional clients and the State Bond Mutual Funds. Total retail sales for the years ended December 31, 1996 and 1995 were $342.8 million and $300.9 million, respectively, and total institutional sales for the years ended December 31, 1996 and 1995 were $2,401.5 million and $886.9 million, respectively, including such deposits.

     The increase in retail sales was primarily attributable to an increase in sales of investment portfolio options of variable annuity contracts due, in part, to the strong stock market returns during 1996 and an increased emphasis on marketing efforts of retail products during the fourth quarter, principally through stockbrokers and independent agents. The Company's institutional spread products were issued primarily through the marketing partnership arrangement with General American. Expanded distribution of funding agreement products and GIC products through bank trust departments, mutual fund companies, investment managers, insurance companies and investment consultants contributed to the increase in sales of such products. The decrease in institutional fee-based sales was attributable to the Company's marketing partnership arrangement with General American which was converted from a fee-based to primarily a spread-based arrangement in late 1995.

     Net surrenders of annuity products issued by the Company's insurance subsidiaries were $326.2 million and $319.8 million in 1996 and 1995, respectively. Of these amounts, $106.9 million and $62.8 million, respectively, can be attributed to fixed annuity business acquired from SBM. Surrender charge income increased to $5.0 million in 1996 from $3.3 million in 1995, due to higher average surrender charges associated with SBM products compared to other products of the Company's insurance subsidiaries and to the overall increase in the volume of surrenders. The surrender and withdrawal activity during 1995 and 1996 was generally expected by the Company due to the level of customer deposits written several years ago that were subject to declining or expiring surrender charges and the Company's strategy of maintaining investment spreads.

     Operating expenses increased to $31.1 million in 1996 from $23.0 million in 1995. The increase was primarily attributable to (i) the inclusion of twelve months of incremental operating expenses related to the acquired SBM operations in the 1996 results versus seven months for the comparable 1995 period; (ii) the expansion of product distribution channels; and (iii) a charge of $1.6 million to increase the reserve for anticipated future guaranty fund assessments.

     Commissions, net of deferrals, were $2.4 million and $1.6 million in 1996 and 1995, respectively. The increase was primarily attributable to the inclusion in 1996 results of twelve months' renewal and trailer commissions under certain deferred annuity contracts acquired through the SBM acquisition versus seven months for the comparable 1995 period.

     Amortization of deferred policy acquisition costs related to operations was $6.8 million and $2.9 million during 1996 and 1995, respectively. This increase was the result of growth in the deferred policy acquisition cost asset due to additional sales of fixed and variable annuity products.

     Amortization of value of insurance in force related to operations increased to $7.3 million in 1996 from $7.1 million in 1995. The increase is attributable to amortization of the value of insurance in force established as an asset by the Company on May 31, 1995 in connection with the acquisition of SBM's insurance subsidiary.

     Amortization of acquisition-related deferred charges was $1.5 million and $9.9 million in 1996 and 1995, respectively. The decrease was primarily attributable to the accelerated amortization during the third quarter of 1995 of certain costs and charges deferred during 1993 and 1994. During the third quarter of 1995, Company management determined that changes in facts and circumstances had resulted in a change in their original estimate of the periods benefitted by these costs and charges. As a result of this change in estimate, the remaining unamortized balances of these deferred costs and charges were fully amortized as of September 30, 1995, resulting in lower amortization in future periods.

     Other expenses, net were $5.4 million in 1996 compared to $.7 million in 1995. The increase is primarily attributable to an increase in premiums and fees paid or accrued in 1996, net of a reduction in net benefits paid, under reinsurance agreements. Through the reinsurance agreements, one of which commenced December 31, 1995, substantially all mortality risks associated with single premium endowment deposits have been reinsured.

     The Company recorded a $5.0 million non-recurring charge in 1996 including $3.2 million related to the move of operations facilities from Ohio to Louisville, Kentucky and costs of $1.8 million primarily related to mergers and acquisitions activities that did not result in a transaction.

     Realized investment gains, which are reported net of related amortization of deferred policy acquisition costs and value of insurance in force, were $.9 million in 1996 compared to $4.0 million in 1995. Realized investment gains in 1996 include an estimated loss of $15.2 million related to the write-down to fair value of an investment in a fixed income security and a gain of $4.5 million, before selling expenses, related to the transfer of the State Bond Mutual Funds management contracts. Other 1996 and all 1995 realized investment gains and losses were interest-rate related and attributable to the ongoing management of the Company's fixed maturity securities classified as available-for-sale which can result in period-to-period swings in realized investment gains and losses since securities are sold during both rising and falling interest rate environments.

     Income tax expense was $5.2 million and $7.0 million in 1996 and 1995, respectively, reflecting effective tax rates of 18.1% and 37.1%. The lower effective tax rate in 1996 resulted primarily from the recognition of benefits associated with certain deferred tax assets established in connection with the Company's acquisition of Integrity and National Integrity on November 26, 1993 for which a full valuation allowance was originally provided. These deferred tax benefits are being recognized based on the taxable income generated by the Integrity Companies in the post-acquisition period and projections of future taxable income.

ACQUISITION ACTIVITY

  ARM Capital Advisors

     Through its acquisition of the U.S. fixed income unit of Kleinwort Benson Investment Management Americas, Inc. in January 1995, the Company obtained a recognized fixed income management service which became part of the then newly formed ARM Capital Advisors. In addition to providing asset management services to institutional clients, ARM Capital Advisors managed the investment portfolios of the Company's subsidiaries. Although third-party assets managed by ARM Capital Advisors grew since the acquisition, the Company believes that market attitudes towards developing an asset management service for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth. Accordingly, on November 7, 1997, the Company transferred substantially all of the assets and operations of ARM Capital Advisors to New ARMCA and sold an 80% interest in New ARMCA.

  SBM Company

     Effective May 31, 1995, the Company completed the acquisition of substantially all of the assets and business operations of SBM, including all of the issued and outstanding capital stock of SBM's subsidiaries, State Bond and Mortgage Life Insurance Company ("SBM Life") and ARM Securities (formerly known as SBM Financial Services, Inc.), as well as the management contracts for the State Bond Mutual Funds. The aggregate purchase price for the SBM acquisition was $38.8 million. The Company financed the acquisition by issuing approximately
6.9 million shares of Common Stock, primarily to the MSCP Funds, for an aggregate sale price of $63.5 million. The Company used proceeds from the issuance of the new common equity in excess of the adjusted purchase price for the acquisition to make a $19.9 million capital contribution to SBM Life and acquire SBM Certificate Company from SBM Life for $3.3 million. The capital contribution to SBM Life of $19.9 million was used to strengthen SBM Life's financial position and allowed for a significant investment portfolio restructuring immediately following the acquisition with no net adverse effect on statutory adjusted capital and surplus. On December 31, 1995, SBM Life was merged with and into Integrity to create certain operating efficiencies. The SBM acquisition provided the Company with expanded distribution channels, as well as a deposit base in the 403(b) tax-deferred annuity marketplace. On December 13, 1996, the Company transferred its responsibility for performing management and investment advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. The State Bond Mutual Funds had aggregate assets of $236.9 million on December 13, 1996.

ASSET PORTFOLIO REVIEW

     The Company primarily invests in securities with fixed maturities with the objective of earning reasonable returns while limiting credit and liquidity risks. At amortized cost, fixed maturities at March 31, 1998 totaled $4.4 billion, compared with $4.0 billion at December 31, 1997, representing approximately 90% and 91% of total cash and investments, respectively. This increase in investments in fixed maturities primarily resulted from the investment of the proceeds from the sales of institutional spread products.

     The Company's cash and investments as of March 31, 1998 are detailed as follows:

                                                           AMORTIZED COST
                                                        --------------------
                                                                    PERCENT     ESTIMATED
                                                         AMOUNT     OF TOTAL    FAIR VALUE
                                                        --------    --------    ----------
                                                              (DOLLARS IN MILLIONS)
Fixed maturities:
  Corporate securities................................  $1,595.6       32%       $1,599.1
  U.S. Treasury securities and obligations of U.S
     government agencies..............................     333.5        7           334.3
  Other government securities.........................      84.9        2            85.9
  Asset-backed securities.............................     416.5        9           415.1
  Mortgage-backed securities ("MBSs"):
     Agency pass-throughs.............................      37.5        1            37.6
     Collateralized mortgage obligations ("CMOs"):
       Agency.........................................     258.3        5           260.4
       Non-agency.....................................   1,687.0       34         1,688.1
                                                        --------      ---        --------
          Total fixed maturities......................   4,413.3       90         4,420.5
  Equity securities (i.e., non-redeemable preferred
     stock)...........................................      28.2        1            27.9
  Mortgage loans on real estate.......................      16.2        *            16.2
  Policy loans........................................     126.3        2           126.3
  Cash and cash equivalents...........................     344.1        7           344.1
                                                        --------      ---        --------
          Total cash and investments..................  $4,928.1      100%       $4,935.0
                                                        ========      ===        ========

---------------
* Less than 1%.

     Agency pass-through certificates are MBSs which represent an undivided interest in a specific pool of residential mortgages. The payment of principal and interest is guaranteed by the U.S. government or U.S. government agencies. CMOs are pools of mortgages that are segregated into sections, or tranches, which provide prioritized retirement of bonds rather than a pro rata share of principal return as in the pass-through structure. The underlying mortgages of agency CMOs are guaranteed by the U.S. government or U.S. government agencies. Of the Company's non-agency CMO investments at March 31, 1998 (on an amortized cost basis), 87% used mortgage loans or mortgage loan pools, letters of credit, agency mortgage pass-through securities and other types of credit enhancement as collateral. The remaining 13% of the non-agency CMOs used commercial mortgage loans as collateral.

     The Company manages prepayment exposure on CMO holdings by diversifying not only within the more stable CMO tranches, but across alternative collateral classes such as commercial mortgages and Federal Housing Administration project loans, which are generally less volatile than agency-backed, residential mortgages. Additionally, prepayment sensitivity is evaluated and monitored, giving full consideration to the collateral characteristics such as weighted average coupon rate, weighted average maturity and the prepayment history of the specific collateral. MBSs are subject to risks associated with prepayments of the underlying collateral pools. Prepayments cause these securities to have actual maturities different from those projected at the time of purchase. Securities that have an amortized cost that is greater than par (i.e., purchased at a premium) that are backed by mortgages that prepay faster than expected will incur a reduction in yield or a loss, versus an increase in yield or a gain if the mortgages prepay slower than expected. Those securities that have an amortized cost that is less than par (i.e., purchased at a discount) that are backed by mortgages that prepay faster than expected will generate an increase in yield or a gain, versus a decrease in yield or a loss if the mortgages prepay slower than expected. The reduction or increase in yields may be partially offset as funds from prepayments are reinvested at current interest rates. The degree to which a security is susceptible to either gains or losses is influenced by the difference between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments in a changing interest rate environment and the repayment priority of the securities in the overall securitization structure. The Company had gross unamortized premiums and unaccreted discounts of MBSs of $19.9 million and $15.3 million, respectively, at March 31, 1998. Although the interest rate environment has experienced volatility during 1997 and the first quarter of 1998, prepayments and extensions of cash flows from MBSs have not materially affected investment income of the Company.

     Asset-backed securities ("ABSs") are securitized bonds which can be backed by, but not limited to, collateral such as home equity loans, second mortgages, automobile loans and credit card receivables. At March 31, 1998, home equity loan collateral represented 42% of the Company's investments in the ABS market. The typical structure of an ABS provides for favorable yields, high credit rating and stable prepayments.

     Total cash and investments (on an amortized cost basis) were 93% and 95% investment grade or equivalent as of March 31, 1998 and December 31, 1997, respectively. Investment grade securities are those classified as 1 or 2 by the NAIC or, where such classifications are not available, having a rating on the scale used by S&P of BBB- or above. Yields available on non-investment grade securities are generally higher than are available on investment grade securities. However, credit risk is greater with respect to such non-investment grade securities. The Company has a diversified foreign portfolio of Yankee Bonds, including a limited exposure to the Asian market. The Company reduces the risks associated with buying foreign securities by limiting the exposure to both issuer and country. The Company closely monitors the creditworthiness of such issuers and the stability of each country. Additionally, the Company's investment portfolio has minimal exposure to real estate, mortgage loans and common equity securities, which represented less than 1% of cash and investments as of March 31, 1998.

     The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if its ability to realize its carrying value on any investment has been impaired. For fixed maturity and equity securities, if impairment in value is determined to be other than temporary (i.e., if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the security's new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

     At March 31, 1998 the ratings assigned by the NAIC and comparable S&P ratings on the Company's fixed maturity portfolio were as follows:

                                                     AMORTIZED COST
                                                  --------------------
                                                              PERCENT     ESTIMATED
    NAIC DESIGNATION (COMPARABLE S&P RATING)       AMOUNT     OF TOTAL    FAIR VALUE
    ----------------------------------------      --------    --------    ----------
                                                        (DOLLARS IN MILLIONS)
  1  (AAA, AA, A)...............................  $2,804.4       64%       $2,803.4
  2  (BBB)......................................   1,241.5       28         1,250.6
  3  (BB).......................................     204.8        4           206.3
  4  (B)........................................     162.6        4           160.2
  5  (CCC, CC, C)...............................        --       --              --
  6  (CI, D)....................................        --       --              --
                                                  --------      ---        --------
     Total fixed maturities.....................  $4,413.3      100%       $4,420.5
                                                  ========      ===        ========

     Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its entire fixed maturities portfolio as available-for-sale. Fixed maturities classified as available-for-sale are carried at fair value and changes in fair value, net of related deferred policy acquisition cost and value of insurance in force amortization and deferred income taxes, are charged or credited directly to shareholders' equity and classified as accumulated other comprehensive income from net unrealized gains on available-for-sale securities.

     The fluctuations in interest rates during the first quarter of 1998 resulted in net unrealized gains on available-for-sale securities which totaled $.8 million (net of $5.7 million of related amortization of deferred policy acquisition costs and value of insurance in force and $.4 million of deferred income taxes) at March 31, 1998, compared to net unrealized gains of $20.3 million (net of $15.8 million of related amortization of deferred policy acquisition costs and value of insurance in force and $10.9 million of deferred income taxes) at December 31, 1997. This change in net unrealized gains on available-for-sale securities for the first quarter of 1998 decreased reported shareholders' equity by $19.5 million as compared to an increase of $16.6 million for the year ended December 31, 1997. This volatility in reported shareholders' equity occurs as a result of SFAS No. 115, which requires that available-for-sale securities be carried at fair value while other assets and all liabilities are carried at historical values. At March 31, 1998 and December 31, 1997, shareholders' equity excluding the effects of SFAS No. 115 was $296.7 million and $287.2 million, respectively.

     The Company manages assets and liabilities in a closely integrated manner, with the aim of reducing the volatility of investment spreads during a changing interest rate environment. As a result, adjusting shareholders' equity for changes in the fair value of the Company's fixed maturities and equity securities without reflecting offsetting changes in the value of the Company's liabilities or other assets creates volatility in reported shareholders' equity but does not reflect the underlying economics of the Company's business. The Company's accompanying consolidated financial statements include fair value balance sheets which demonstrate that the general rise in interest rates during 1996 and subsequent decrease during 1997 did not have a material effect on the financial position of the Company when all assets and liabilities are adjusted to estimated fair values.

     Assets held in the Company's guaranteed separate accounts include $1.20 billion and $1.26 billion of cash and investments at March 31, 1998 and December 31, 1997, of which approximately 93% and 87% were fixed maturities, respectively. Total guaranteed separate account cash and investments were 98% and 99% investment grade at March 31, 1998 and December 31, 1997, respectively. Separate accounts are investment accounts maintained by an insurer to which funds have been allocated for certain policies under provisions of relevant state law. The investments in each separate account are maintained separately from those in other separate accounts and from an insurance company's general account.

LIQUIDITY AND FINANCIAL RESOURCES

  Holding Company Operations

     The Company's principal need for liquidity has historically consisted of debt service obligations under its bank financing agreements, dividend payments on its common and preferred stock, operating expenses not absorbed by management fees charged to its subsidiaries, and corporate development expenditures. The Company is dependent on dividends from Integrity and management and service fee income from the Company's subsidiaries to meet ongoing cash needs, including amounts required to pay dividends on its common and preferred stock.

     The ability of the Company's insurance subsidiaries to pay dividends and enter into agreements with affiliates for the payment of service or other fees is limited by state insurance laws. In March 1998, the Company received a cash dividend of $6.0 million from Integrity. The maximum dividend payments that may be made by Integrity to the Company during 1998 without the prior approval of the Ohio Insurance Director are $38.2 million. The Company had cash and investments at the holding company level of $44.6 million at March 31, 1998. In addition, the Company has a $75.0 million syndicated bank credit facility, of which $37.0 million is available to the Company at March 31, 1998.

     In June 1997, the Company completed an initial public offering of 9.2 million shares of Class A Common Stock of which 5.75 million shares were sold by the Company for net proceeds of $78.8 million. The remaining 3.45 million shares were sold by the Morgan Stanley Stockholders. On June 30, 1997, the Company used a portion of such net proceeds to make a $40 million capital contribution to its primary insurance subsidiary,

Integrity, thereby strengthening Integrity's capital base to provide for future growth. The Company plans to also use the net proceeds to enhance the Company's retail market presence, to consolidate operating locations and for other corporate purposes, which may include acquisitions.

     In May 1998, the Company completed a public offering of approximately 12.4 million shares of Common Stock held by the Morgan Stanley Stockholders. The Company did not receive any of the proceeds from the public offering. As a result of the public offering, the Morgan Stanley Stockholders no longer own any shares of the Company's outstanding Common Stock and all Class B Common Stock was converted into Class A Common Stock.

  Insurance Subsidiaries Operations

     The primary sources of liquidity of the Company's insurance subsidiaries are investment income and proceeds from maturities and redemptions of investments. The principal uses of such funds are benefits, withdrawals and loans associated with customer deposits, commissions, operating expenses, and the purchase of new investments.

     The Company develops cash flow projections under a variety of interest rate scenarios generated by the Company. The Company attempts to structure asset portfolios so that the interest and principal payments, along with other fee income, are more than sufficient to cover the cash outflows for benefits, withdrawals and expenses under the expected scenarios developed by the Company. In addition, the Company maintains other liquid assets and aims to meet unexpected cash requirements without exposure to material realized losses during a higher interest rate environment. These other liquid assets include cash and cash equivalents and high-grade floating-rate securities held by both the Company and its insurance subsidiaries.

     During the three months ended March 31, 1998 and 1997, the Company met its liquidity needs entirely by cash flows from operating activities and principal payments and redemptions of investments. At March 31, 1998, cash and cash equivalents totaled $344.1 million compared to $228.2 million at December 31, 1997. This increase in cash and cash equivalents is temporary and is a result of deposits for institutional spread products received prior to March 31, 1998, which were not fully invested until after March 31, 1998. During the years ended December 31, 1997, 1996 and 1995, the Company met its liquidity needs entirely by cash flows from operating activities and principal payments and redemptions of investments. At December 31, 1997, cash and cash equivalents totaled $228.2 million compared to $110.1 million at December 31, 1996. The Company's aim is to manage its cash and cash equivalents position in order to satisfy short-term liquidity needs. In connection with this management of cash and cash equivalents, the Company may invest idle cash in short-duration fixed maturities to capture additional yield when short-term liquidity requirements permit.

     The Company generated cash flows of $60.2 million and $46.7 million from operating activities during the quarters ended March 31, 1998 and 1997, respectively. These cash flows resulted principally from investment income, less commissions and operating expenses. Proceeds from sales, maturities and redemptions of investments generated $1,821.0 million and $1,026.2 million in cash flows during the quarters ended March 31, 1998 and 1997, respectively, which were offset by purchases of investments of $2,105.3 million and $1,209.7 million, respectively. An increase in investment purchases and sales activity during the first quarter of 1998 reflects the Company's ongoing management of its fixed maturity portfolio which has increased in size due primarily to sales of retail and institutional spread products.

     The Company generated cash flows of $216.1 million, $192.9 million and $138.4 million from operating activities during the years ended December 31, 1997, 1996 and 1995, respectively. These cash flows resulted principally from investment income, less commissions and operating expenses. Proceeds from sales, maturities and redemptions of investments generated $3,884.2 million, $2,214.4 million and $1,463.3 million in cash flows during 1997, 1996 and 1995, respectively, which were offset by purchases of investments of $4,782.6 million, $2,772.0 million and $1,506.5 million, respectively. An increase in investment purchases and sales activity during 1997 compared to 1996 reflects the Company's ongoing management of its fixed maturity portfolio which has increased in size due primarily to sales of retail and institutional spread products.

INCOME TAXES

     At March 31, 1998, the Company reported an asset for deferred income taxes of $43.8 million on the carrying amount balance sheet. Such amount is net of a valuation allowance of $35.3 million. The net deferred tax asset represents deductible temporary differences and net operating loss carryforwards. Based on historical operating results and projections of future taxable ordinary income, management believes that the net tax benefit recorded will be fully utilized.

DERIVATIVES

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage specific interest rate risks and, with respect to the Company's equity-indexed annuity deposits, equity market risks.

EFFECTS OF INFLATION AND INTEREST RATE CHANGES

     The Company believes that inflation will not have a material adverse effect on results of operations. The Company manages its investment portfolios in part to reduce its exposure to interest rate fluctuations. In general, the fair value of the Company's fixed maturities portfolio increases or decreases inversely with fluctuations in interest rates, and the Company's investment income increases or decreases directly with interest rate changes. For example, if interest rates decline, the Company's fixed maturity investments generally will increase in fair value, while investment income will decrease as fixed income investments are sold or mature and proceeds are reinvested at declining rates. The converse will generally be true if interest rates rise.

YEAR 2000

     The Company is currently evaluating, on an ongoing basis, its computer systems and the systems of other companies on which the Company's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on the Company's core business operations. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial condition.

         DESCRIPTION OF SERIES A FIXED/ADJUSTABLE RATE PREFERRED STOCK

     The following description of the Series A Fixed/Adjustable Rate Preferred Stock offered hereby supplements the description of the general terms and provisions of the Offered Preferred Stock set forth in the Prospectus. The following summary of the particular terms and provisions of the Series A Fixed/Adjustable Rate Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and the Certificate of Designation of Preferences and Rights of the Fixed/Adjustable Rate Preferred Stock (the "Certificate of Designation").

     Pursuant to action of the Board of Directors of the Company (the "Board") or a committee thereof (the "Committee"), the shares of Series A Fixed/Adjustable Rate Preferred Stock represented by the Depositary Shares (including the shares of Series A Fixed/Adjustable Rate Preferred Stock represented by the Depositary Shares that are subject to the Underwriters' overallotment option) constitute a single series of Preferred Stock. The Series A Fixed/Adjustable Rate Preferred Stock is not convertible into shares of any other class or series of stock of the Company. Shares of Series A Fixed/Adjustable Rate Preferred Stock have no preemptive rights. Any shares of Series A Fixed/Adjustable Rate Preferred Stock that are surrendered for redemption will be returned to the status of authorized and unissued Preferred Stock.

     ChaseMellon Shareholder Services LLC is the registrar, transfer agent and dividend disbursing agent for the shares of Series A Fixed/Adjustable Rate Preferred Stock, and Depositary for the Depositary Shares. See "Description of Depositary Shares."

     Rank. As of the date hereof, the Series A Fixed/Adjustable Rate Preferred Stock ranks as to payment of dividends and amounts payable on liquidation prior to the Company's Class A Common Stock and on a parity with the Company's Existing Preferred Stock.

     Dividends. Holders of shares of Series A Fixed/Adjustable Rate Preferred Stock are entitled to receive cash dividends when, as and if declared by the Board or the Committee out of assets legally available therefor. Dividends on the Series A Fixed/Adjustable Rate Preferred Stock, calculated as a percentage of the stated value, will be payable quarterly on March 15, June 15, September 15 and December 15 of each year (each a "dividend payment date"), commencing September 15, 1998. From the date of issuance of the Series A Fixed/Adjustable
Rate Preferred Stock and continuing through July   , 2003, the rate of such
dividend will be   % per annum.

     After July   , 2003, dividends on the Series A Fixed/Adjustable Rate
Preferred Stock will be payable quarterly on each dividend payment date at the Applicable Rate (as defined below) from time to time in effect. Except as provided below, the Applicable Rate per annum for any dividend period beginning
on or after July   , 2003 will be equal to   % plus the highest of the Treasury
Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per annum for
any dividend period beginning on or after July   , 2003, will not be less than
  % nor greater than   % (without taking into account any adjustments as
described below under "Changes in the Dividends Received Percentage").

     Dividends (including Additional Dividends as defined below) on the Series A Fixed/Adjustable Rate Preferred Stock will be cumulative from the date of initial issuance of such Series A Fixed/Adjustable Rate Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on such record dates, not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the Board or the Committee.

     Adjustable Rate Dividends.  Except as provided below, the "Applicable Rate"
per annum for any dividend period beginning on or after July   , 2003 will be
equal to      % plus the Effective Rate (as defined below), but not less than
     % nor greater than      % (without taking into account any adjustments as
described below under "Changes in the Dividends Received Percentage"). The
"Effective Rate" for any dividend period beginning on or after July   , 2003
will be equal to the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below) for such dividend period. If the Company determines in good faith that for any reason: (i) any one of the Treasury

Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate cannot be determined for any dividend period beginning on or after July , 2003, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined; (ii) only one of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or
after July   , 2003, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or (iii) none of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or after July , 2003, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

     The "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

     The "Ten-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (as defined below) (or the one weekly per annum Ten-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

     The "Thirty-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty-Year Average Yields (as defined below) (or the one weekly per annum Thirty-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

     If the Federal Reserve Board does not publish a weekly per annum market discount rate, Ten-Year Average Yield or Thirty-Year Average Yield during any applicable Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate, as the case may be, for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates for three-month U.S. Treasury bills, Ten-Year Average Yields or Thirty-Year Average Yields, as the case may be (or the one weekly per annum rate, if only one such rate is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. If any such rate is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum (i) in the case of the Treasury Bill Rate, market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, and (ii) in the case of the Ten-Year Constant Maturity Rate, average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, and (iii) in the case of the Thirty-Year Constant Maturity Rate, average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than twenty-eight nor more than thirty years, in each case as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. If the Company determines in good faith that for any reason (i) no such U.S. Treasury bill rates are published as provided above during such Calendar Period or (ii) the Company cannot determine the Treasury Bill Rate for any dividend period; then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Company by at least three recognized dealers in U.S. Government securities selected by the Company. If the Company determines in good faith that for any reason the Company cannot determine the Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for any dividend period as provided above, then the applicable rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date (i) in the case of the Ten-Year Constant Maturity Rate, not less than eight nor more than twelve years from the date of each such quotation, and (ii) in the case of the Thirty-Year Constant Maturity Rate, not less than twenty-eight nor more than thirty years from the date of each such quotation, in each case as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Company by at least three recognized dealers in the United States.

     The Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent, with .025% being rounded upward.

     The Applicable Rate with respect to each dividend period beginning on or
after July   , 2003 will be calculated as promptly as practicable by the Company according to the appropriate method described above. The Company will cause notice of each Applicable Rate to be given to the holders of Series A Fixed/ Adjustable Rate Preferred Stock when payment is made of the dividend for the immediately preceding dividend period.

     As used above, the term "Calendar Period" means a period of fourteen calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

     Changes in the Dividends Received Percentage. In the past, certain amendments to the Code have been proposed that, if adopted, would have reduced the dividends received deduction applicable to corporate holders of the Series A Fixed/Adjustable Rate Preferred Stock. No such amendments are currently pending before the United States Congress, but there can be no assurance that similar amendments will not be enacted in the future or that other legislation will not be enacted that would reduce the dividends received deduction available to corporate holders of the Series A Fixed/Adjustable Rate Preferred Stock.

     If, at any time prior to January   , 2000, one or more amendments to the
Code are enacted which reduce the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend (if declared) on each share of the Series A Fixed/Adjustable Rate Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable determined as described above under "Dividends" (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent rounded up):

                                1 - [.35(1 - .70)]
                                ---------------------
                                  1 - [.35(1 - DRP)]

     For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code, or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the Internal Revenue Service ("IRS") to the effect that such an amendment does not apply to dividends payable on the Series A Fixed/ Adjustable Rate Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence will be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     If any such amendment to the Code is enacted after the dividend payable on a Dividend Payment Date has been declared, the amount of the dividend payable on such Dividend Payment Date will not be increased; instead, additional dividends (the "Post Declaration Date Dividends") equal to the excess, if any, of (x) the product of the dividend paid by the Company on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividend Received Percentage and .50) applicable to the dividend in question over (y) the dividend paid by the Company on such Dividend Payment Date, will be payable (if declared) to holders of Series A Fixed/Adjustable Rate Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date or, if the Series A Fixed/Adjustable Rate Preferred Stock is called for redemption prior to such record date, to holders of Series A Fixed/ Adjustable Rate Preferred Stock on the redemption date, as the case may be, in addition to any other amounts payable on such date. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend so payable on the Series A Fixed/Adjustable Rate Preferred Stock, then such amendment will not result in the payment of Post Declaration Date Dividends. The opinion referenced in the previous sentence will be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     If any such amendment to the Code is enacted and the reduction in the Dividends Received Percentage retroactively applies to a Dividend Payment Date as to which the Company previously paid dividends on the Series A Fixed/Adjustable Rate Preferred Stock (each, an "Affected Dividend Payment Date"), the Company will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of Series A Fixed/Adjustable Rate Preferred Stock on the Record Date applicable to the next succeeding Dividend Payment Date (or, if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, to holders of Series A Fixed/Adjustable Rate Preferred Stock on the record date following the date of enactment) or, if the Series A Fixed/Adjustable Rate Preferred Stock is called for redemption prior to such record date, to holders of Series A Fixed/Adjustable Rate Preferred Stock on the redemption date, as the case may be, in an amount equal to the excess of
(x) the product of the sum of the dividends paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends Received Percentage and .50) applied to each Affected Dividend Payment Date over (y) the sum of the dividends paid by the Company on each Affected Dividend Payment Date. The Company will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Series A Fixed/Adjustable Rate Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence will be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     Notwithstanding the foregoing, no adjustment in the dividends payable by the Company will be made, and no Post Declaration Date Dividends or Retroactive Dividends will be payable by the Company, in respect of the enactment of any
amendment to the Code at any time on or after January   , 2000 that reduces the
Dividends Received Percentage.

     In the event that the amount of dividends payable per share of the Series A Fixed/Adjustable Rate Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, the Company will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to the holders of Series A Fixed/Adjustable Rate Preferred Stock.

     Unless the context otherwise requires, references to dividends in this Prospectus Supplement include dividends as adjusted by the DRD Formula, Post Declaration Date Dividends and Retroactive Dividends. The Company's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Company, will be final and not subject to review absent manifest error.

     If the Dividends Received Percentage is reduced to 50% or less prior to
January   , 2000, the Company may, at its option, redeem the Series A
Fixed/Adjustable Rate Preferred Stock as a whole but not in part as described below. See "Optional Redemption."

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Fixed/Adjustable Rate Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution is made to holders of (i) any other shares of Preferred Stock ranking junior to the Series A Fixed/Adjustable Rate Preferred Stock as to rights upon liquidation, dissolution or winding up which may be issued in the future or (ii) Common Stock, liquidating distributions in the amount of $200.00 per share (equivalent to $50.00 per Depositary Share), plus accrued and accumulated but unpaid dividends to the date of final distribution, but the holders of the shares of Series A Fixed/Adjustable Rate Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any other shares of the Company's capital stock ranking senior to the Series A Fixed/Adjustable Rate Preferred Stock as to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full.

     Optional Redemption.  Prior to July   , 2003, the Series A Fixed/Adjustable
Rate Preferred Stock is not redeemable, except under certain limited circumstances as described below. On or after such date, each share of the Series A Fixed/Adjustable Rate Preferred Stock will be redeemable, in whole or in part, at the Company's option, at any time and from time to time upon not less than thirty nor more than sixty days' notice, at $200.00 per share, plus accrued and unpaid dividends (whether or not declared and including any increase in dividends payable due to changes in the Dividends Received Percentage) from the immediately preceding Dividend Payment Date to the date fixed for redemption (but without any accumulation for unpaid dividends for prior dividend periods on the Series A Fixed/Adjustable Rate Preferred Stock).

     If full cumulative dividends on the Series A Fixed/Adjustable Rate Preferred Stock have not been paid, the Series A Fixed/Adjustable Rate Preferred Stock may not be redeemed in part and the Corporation may not purchase or acquire any shares of the Series A Fixed/Adjustable Rate Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Fixed/ Adjustable Rate Preferred Stock. If fewer than all the outstanding shares of Series A Fixed/Adjustable Rate Preferred Stock are to be redeemed, the Corporation will select those to be redeemed by lot or a substantially equivalent method.

     However, if at any time prior to January   , 2000, one or more amendments
to the Code are enacted that reduce the Dividends Received Percentage to 50% or less, and, as a result, the amount of dividends on the Series A Fixed/Adjustable Rate Preferred Stock payable on any Dividend Payment Date may be adjusted upwards as described above under "Changes in the Dividends Received Percentage," the Company, at its option, may redeem all, but not less than all, of the outstanding shares of the Series A Fixed/Adjustable Rate Preferred Stock, provided that, within sixty days of the date on which an amendment to the Code is enacted that reduces the Dividends Received Percentage to 50% or less, the Company sends notice to holders of the Series A Fixed/Adjustable Rate Preferred Stock of such redemption. Any redemption of the Series A Fixed/ Adjustable Rate Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which will be not less than thirty nor more than sixty days from the date such notice is sent to holders of the Series A Fixed/Adjustable Rate Preferred Stock. Any such redemption of the Series A Fixed/Adjustable Rate Preferred Stock will be at a redemption price of $204.00 per share (equivalent to $51.00 per Depositary Share), plus accrued and unpaid dividends (whether or not declared and including any increase in dividends payable due to changes in the Dividends Received Percentage) from the immediately preceding Dividend Payment Date or the date of original issuance of the Series A Fixed/Adjustable Rate Preferred Stock, as the case may be, to the date fixed for redemption (but without any accumulation for unpaid dividends for prior dividend periods on the Series A Fixed/Adjustable Rate Preferred Stock).

     Holders of the Series A Fixed/Adjustable Rate Preferred Stock will have no right to require redemption of the Series A Fixed/Adjustable Rate Preferred Stock.

     Voting Rights. Holders of Series A Fixed/Adjustable Rate Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. Whenever dividends on Series A Fixed/Adjustable Rate Preferred Stock or any other class or series of stock ranking on a parity with the Series A Fixed/Adjustable Rate Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of Series A Fixed/Adjustable Rate Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on Series A Fixed/Adjustable Rate Preferred Stock have been fully paid or set apart for payment. The term of office of all directors elected by the holders of Preferred Stock shall terminate immediately upon the termination of the right of the holders of Preferred Stock to vote for directors. Holders of shares of Series A Fixed/Adjustable Rate Preferred Stock will have one vote for each share held.

                        DESCRIPTION OF DEPOSITARY SHARES

     Each Depositary Share represents 1/4 of a share of Series A Fixed/Adjustable Rate Preferred Stock deposited with the Depositary pursuant to
the Deposit Agreement, dated as of July   , 1998 (the "Deposit Agreement"),
among the Company, ChaseMellon Shareholder Services LLC, as depositary (the "Depositary"), and the holders from time to time of depositary receipts issued thereunder. Subject to the terms of the Deposit Agreement, each holder of a Depositary Share is entitled, through the Depositary, in proportion to the 1/4 of a share of Series A Fixed/Adjustable Rate Preferred Stock represented by such Depositary Share, to all the rights, preferences and privileges of the Series A Fixed/Adjustable Rate Preferred Stock represented thereby (including dividend, voting and liquidation rights) contained in the Certificate of Designation summarized under "Description of Series A Fixed/Adjustable Rate Preferred Stock." The Company does not expect that there will be any public trading market for the Series A Fixed/Adjustable Rate Preferred Stock except as represented by the Depositary Shares. The Depositary Shares will be evidenced by depositary receipts ("Depositary Receipts") issued pursuant to the Deposit Agreement.

     The following description of the particular terms and provisions of the Depositary Shares offered hereby supplements the description of the general terms and provisions of the Depositary Shares set forth in the Prospectus, to which description reference is hereby made. The following summary of the Depositary Shares, the Depositary Receipts and the Deposit Agreement does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement (which contains the form of Depositary Receipt).

     Issuance of Depositary Receipts. Immediately following the issuance of the Series A Fixed/Adjustable Rate Preferred Stock by the Company, the Company will deposit the Series A Fixed/Adjustable Rate Preferred Stock with the Depositary, which will then issue and deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

     Dividends and Other Distributions. The Depositary will distribute all dividends or other cash distributions received in respect of the Series A Fixed/Adjustable Rate Preferred Stock to the record holders of Depositary Shares in proportion to the number of the Depositary Shares owned by such holders. The amount distributed will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes or other governmental charges.

     Withdrawal of Stock. Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of Series A Fixed/Adjustable Rate Preferred Stock and any money or other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of Series A Fixed/Adjustable Rate Preferred Stock on the basis set forth herein, but holders of such whole shares of Series A Fixed/Adjustable Rate Preferred Stock will not thereafter be entitled to deposit such shares of Series A Fixed/Adjustable Rate Preferred Stock with the Depositary or to receive Depositary Shares therefor.

     Voting Rights. Because each Depositary Share represents ownership of 1/4 of a share of Series A Fixed/ Adjustable Rate Preferred Stock, holders of Depositary Shares will be entitled to 1/4 of a vote per Depositary Share under the limited circumstances in which the holders of Series A Fixed/Adjustable Rate Preferred Stock are entitled to vote.

     Redemption. The Depositary Shares will be redeemed, upon not less than 30 days' notice, using the cash proceeds received by the Depositary resulting from any redemption of shares of Series A Fixed/ Adjustable Rate Preferred Stock held by the Depositary. Except in the case of certain optional redemptions, the redemption price will be equal to $50.00 per Depositary Share plus accrued and accumulated but unpaid dividends on the Series A Fixed/Adjustable Rate Preferred Stock represented thereby. See "Description of Series A Fixed/Adjustable Rate Preferred Stock -- Optional Redemption." If the Company redeems shares of Series A Fixed/Adjustable Rate Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Series A Fixed/ Adjustable Rate Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the Depositary.

     Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

                             BOOK-ENTRY PROCEDURES

     Depositary Shares will be issued in book-entry form in the form of a single global Depositary Receipt deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the global Depositary Receipt may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant. The rules applicable to DTC and its Participants are on file with the Commission.

     DTC's nominee for all purposes will be considered the sole owner or holder of the Depositary Shares held in book-entry form. Owners of beneficial interests in the global Depositary Receipt will not be entitled to have Depositary Shares registered in their names, will not receive or be entitled to receive physical delivery of Depositary Shares in definitive form, and will not be considered the holders thereof under the Certificate of Incorporation or the Deposit Agreement.

     Neither the Company nor the Depositary will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global Depositary Receipt, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     A holder's ownership of Depositary Shares issued in book-entry form will be recorded on or through the records of the brokerage firm or other entity that maintains that holder's account. In turn, the total number of Depositary Shares held by an individual brokerage firm or other entity for its clients will be maintained on the records of DTC in the name of that brokerage firm or other entity (or in the name of a Participant that acts as agent for the holder's brokerage firm or other entity if it is not a Participant). Therefore, a holder must rely upon the records of the holder's brokerage firm or other entity to evidence the holder's ownership of Depositary Shares and transfer of ownership of Depositary Shares may be effected only through the brokerage firm or other entity that maintains the holder's account.

     Dividends or other distributions payable in respect of Depositary Shares will be paid by the Depositary to DTC. DTC will be responsible for crediting the amount of payments that it receives to the accounts of the Participants in accordance with their respective standard procedures, which currently provide for payment in same-day funds. Each Participant will be responsible for disbursing the payment for which it is so credited to the holders that it represents and to each brokerage firm or other entity for which it acts as agent. Each such brokerage firm or other entity will be responsible for disbursing funds to the holders that it represents.

     If DTC is at any time unwilling or unable to continue as depository in respect of a global Depositary Receipt and a successor depository is not appointed within 90 days, the Company will issue Depositary Receipts in definitive form in exchange for the global Depositary Receipt. In addition, the Company may determine at any time not to have Depositary Shares represented by a global Depositary Receipt and, in such event, will issue Depositary Shares in definitive form in exchange for such global Depositary Receipt. In such instance, an owner of a beneficial interest in the global Depositary Receipt will be entitled to have Depositary Shares equal in aggregate amount to that beneficial interest registered in its name and will be entitled to physical delivery of a definitive certificate evidencing such Depositary Shares. The registered holder of Depositary Shares will be entitled to receive the dividends or other distributions or, if applicable, the redemption price payable in respect of such Depositary Shares, upon surrender of the Depositary Receipt evidencing such Depositary Shares to the Depositary in accordance with the procedures set forth in the Deposit Agreement.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each underwriter named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated is acting as representative, has severally agreed to purchase from the Company, and the Company has agreed to sell to each such Underwriter, the respective number of Depositary Shares set forth opposite their names below:

                                                                    NUMBER OF
NAME                                                            DEPOSITARY SHARES
----                                                            -----------------
Morgan Stanley & Co. Incorporated...........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
CIBC Oppenheimer Corp.......................................
                                                                    ---------
          Total.............................................        1,500,000
                                                                    =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Depositary Shares if any such shares are taken.

     The Underwriters initially propose to offer part of the Depositary Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $     per Depositary Share. Any Underwriter may allow, and such
dealers may reallow, a concession, not in excess of $     per Depositary Share,
to certain other dealers. After the initial offering of the Depositary Shares, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated, as representative of the Underwriters named on the cover page of this Prospectus Supplement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company does not intend to apply for listing of any of the Depositary Shares on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Depositary Shares, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Depositary Shares and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Depositary Shares.

     In order to facilitate the offering of the Depositary Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Depositary Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Depositary Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Depositary Shares, the Underwriters may bid for, and purchase, the Depositary Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Depositary Shares in the offering, if the syndicate repurchases previously distributed Depositary Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Depositary Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of business, certain of the Underwriters have engaged in transactions with and, from time to time, have performed services for, the Company and its affiliates, for which they have received customary compensation.

                                 LEGAL MATTERS

     The validity of the Series A Fixed/Adjustable Rate Preferred Stock and certain legal matters relating to the Depositary Shares and certain United States federal income tax matters will be passed upon for the Company by Shearman & Sterling, New York, New York. Shearman & Sterling regularly represents Morgan Stanley Dean Witter & Co., Morgan Stanley & Co. Incorporated and their affiliates on a variety of legal matters. Certain legal matters relating to the Series A Fixed/Adjustable Rate Preferred Stock and the Depositary Shares will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P. a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. regularly represents the Company on insurance related matters. Donald B. Henderson, Jr., a partner of LeBoeuf, Lamb, Greene & MacRae, L.L.P., is a director of National Integrity Life Insurance Company, a subsidiary of the Company.

                      GLOSSARY OF SELECTED INSURANCE TERMS

Adjusted capital and
surplus.......................   The sum of statutory-basis capital and asset
                                 valuation reserves, and asset valuation
                                 reserves of wholly owned insurance
                                 subsidiaries.

Annuity.......................   A contract that provides for a fixed or
                                 variable periodic payment for a specified period of time.

Asset valuation reserve
("AVR").......................   A formula-driven liability on an insurer's
                                 statutory-basis financial statements designed to provide over time for potential losses associated with investments. The AVR establishes statutory reserves for mortgage loans, equity real estate and joint ventures as well as for fixed maturities and common and preferred stock. The AVR generally captures all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates, and cushions surplus from large swings related to capital gains or losses. The AVR has no effect on financial statements prepared in conformity with GAAP.

Assets under management.......   Customer deposits, off-balance sheet fee-based
                                 deposits under marketing partnership
                                 arrangements and surplus assets.

Capital and surplus...........   Consists of capital stock, paid-in or
                                 contributed surplus, special surplus funds and unassigned surplus determined in accordance with statutory accounting practices.

Cede..........................   To transfer to a reinsurer all or part of the
                                 insurance written by an insurance entity.

Crediting rates...............   Interest rates applied to annuity contracts and
                                 life insurance policies during the accumulation period, whether a guaranteed fixed rate or variable rate or some combination thereof.

Customer deposits.............   Funds received from a customer under an
                                 insurance contract which accumulate interest or investment income performance, depending on the contract.

Deferred annuity..............   An annuity purchased with a single premium or a
                                 series of installment premiums that provides for the income payments to begin at some future date.

Deferred policy acquisition
costs.........................   Policy acquisition costs (as defined elsewhere
                                 in this Glossary) that are deferred and
                                 amortized based on the present value of
                                 estimated gross profits, for investment-type products, related to the issued policy in conformity with GAAP.

Disintermediation.............   The risk to a financial institution of a loss
                                 due to the movement of customers' funds at book value (i.e., without a market value adjustment) when interest rates are higher than at contract inception.

Fixed annuity.................   An annuity that guarantees the preservation of
                                 the assets contributed to the contract and the interest rate those contributions will earn.
                                 The guaranteed rate can vary in duration depending on whether the contract is in the accumulation or pay-out phase. The guaranteed rate may change periodically during the accumulation phase depending on financial market interest rates.

Flexible premium deferred
annuities.....................   Deferred annuities (as defined elsewhere in
                                 this Glossary) that permit the contractholder to vary the amounts and timing of premium payments.

403(b) tax-deferred
annuities.....................   Annuities issued by life insurance companies
                                 that are available only to employees of
                                 educational and charitable organizations.
                                 Tax-deferred contributions are allowed for such employees through voluntary salary reduction or pursuant to an employer-funded plan.

General account...............   All of the assets of an insurance company held
                                 for the purposes of the insurance company's general business, as distinguished from separate account assets (as defined elsewhere in this Glossary).

Guaranteed investment
contracts and funding
agreements....................   Contracts sold to the qualified and
                                 non-qualified institutional markets for use in public and private retirement plans, municipal funds, endowment and foundation funds, mutual funds, government funds and trust funds. These contracts guarantee principal and a stated interest rate for a specified period of time.

Guaranteed rate options
("GROs")......................   Fixed rate options within both fixed and
                                 variable annuity contracts which allow
                                 customers to lock in a fixed return for a specified number of years. Deposits into GROs are held in a separate account established by the insurance company. Funds may be transferred to or from any of the guarantee period options
                                 (or to other investment options within the annuity contract) subject to a market value adjustment.

Guaranteed separate account...   Assets held in an insurer's separate account,
                                 where the insurer provides some form of
                                 guarantee on the rate credited to the annuity contract. This guarantee is backed by the general account assets of the insurer. Assets held in guaranteed separate accounts usually contain a market value adjustment to protect the insurer against disintermediation risk.

Immediate annuity.............   An annuity that begins payments to the
                                 contractholder after a single premium payment is made.

Interest maintenance reserve
("IMR").......................   A liability on an insurer's statutory-basis
                                 financial statements which is increased or decreased with the portion of realized capital gains or losses, respectively, that result from the sale of fixed-income securities and that are attributable to changes in interest rates.
                                 The IMR is required to be amortized against earnings on a basis reflecting the remaining period to maturity of the fixed-income securities sold. The IMR has no effect on financial statements prepared in accordance with GAAP.

Investment spread.............   The difference between income earned on
                                 investments and interest credited on customer deposits.

Lapse or lapsation............   The termination or forfeiture of an insurance
                                 policy prior to maturity.

Market value adjustment.......   For GROs, an adjustment, either positive or
                                 negative, made to the contractholder's account value for any transfer, partial withdrawal in excess of the free withdrawal amount or surrender (as defined elsewhere in this Glossary).

Nonguaranteed separate
account.......................   Assets held in an insurer's separate account as
                                 to which the insurer does not guarantee any minimum return to the contractholder. Rather, any investment income and net realized capital gains and losses with respect to these assets accrue directly to the contractholder.

Non-qualified annuities.......   Annuities which do not comply with the
                                 requirements of tax qualified retirement plans.

Off-balance sheet assets......   Assets that are not recorded on the Company's
                                 balance sheet and which the Company manages for a fee.

Persistency...................   The maintenance of insurance policies in full
                                 force until completion of the term for which the policy was written (with respect to life insurance this includes death or maturity). The term may also refer to continuance and renewal of insurance and annuity contracts.

Policy acquisition costs......   Costs incurred in the marketing and issuance
                                 (i.e., acquisition) of new and renewal
                                 insurance and annuity contracts. Acquisition costs include those costs that vary with and are primarily related to the acquisition of insurance and annuity contracts (for example, agent and broker commissions and certain underwriting and policy issue costs).

Premiums and deposits.........   The amount of money that the contractholder
                                 pays to the insurance company for an insurance policy or annuity. Deposits under investment-type products are not recognized as premium income under GAAP.

Reinsurance...................   The acceptance by one or more insurers, called
                                 reinsurers, of a portion of the risk
                                 underwritten by another insurer, called the ceding company, who has directly written the coverage. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the ceding company remains liable to the insured for payment of policy benefits.

Separate account..............   Investment accounts maintained by an insurer to
                                 which funds have been allocated for certain policies under provisions of relevant state law. The investments in each separate account are maintained separately from those in other separate accounts and from the general account.
                                 Separate accounts may be of a guaranteed or non-guaranteed nature.

Single premium deferred
annuities.....................   Annuities that require a one-time lump sum
                                 premium payment upon the issuance of the contract and that begin payments to the holder at a specified later date.

Single premium endowment
contracts.....................   Contracts under which principal is guaranteed,
                                 and the face amount of the policy is paid upon the death of the insured. The contracts are credited with a specified rate of interest that is guaranteed for a period of time and reset periodically thereafter.

Single premium immediate
annuities.....................   Annuities that require a one-time lump sum
                                 premium payment upon the issuance of the contract and that begin payments to the holder immediately after issuance.

Statutory accounting
practices.....................   Those accounting practices prescribed or
                                 permitted by an insurer's domiciliary state insurance regulatory authority for purposes of recording transactions and preparing financial statements. Statutory accounting practices emphasize solvency rather than matching revenues and expenses during an accounting period.

Surplus.......................   As determined in accordance with statutory
                                 accounting practices, the amount remaining after all statutory liabilities are subtracted from all admitted assets. Statutory surplus includes common stock, paid-in and contributed surplus, special surplus funds and earned
                                 (unassigned) surplus.

Surrender.....................   The act of terminating an annuity contract
                                 during the accumulation period where the contractholder receives the contract's account value less any applicable surrender charges
                                 (cash surrender value).

Surrender charge..............   The fee charged to a contractholder when an
                                 annuity is surrendered for its cash value during a specified term. Such charge is intended to recover unamortized deferred policy acquisition costs and to discourage premature termination. Surrender charges typically apply over a specified period of time and decline over that period as a percentage of the account value in relation to the anticipated amortization of the deferred policy acquisition costs.

Synthetic guaranteed
investment contracts
("Synthetic GICs")............   An investment product for the institutional
                                 defined contribution retirement plan market.
                                 Synthetic GICs have two components: (i) an investment portfolio owned directly by the plan; and (ii) a book value "wrapper" which promises to pay authorized plan benefits at par value, regardless of the actual investment experience of the fund. Under all synthetic product structures, the contractholder maintains direct ownership of their assets held in a custodial trust.

Tax qualified annuities.......   Annuities which are issued pursuant to a tax
                                 qualified retirement plan.

Underwriting..................   An insurer's process of examining, accepting or
                                 rejecting insurance risks, and classifying those accepted, in order to charge the appropriate premium for each accepted risk.

Value of insurance in force
("VIF").......................   An asset created on the GAAP-basis balance
                                 sheet of an insurance company when it acquires a block of insurance business, equal to the actuarially determined present value of the expected pretax future profits of the business acquired. VIF is amortized based on the present value of estimated future gross profits over the term of the underlying policies.

Variable annuity..............   An annuity in which premium payments are used
                                 to purchase accumulation units of separate accounts. The value of a unit fluctuates in accordance with the investment experience of the related separate account. Variable annuity contracts may include a general account guaranteed interest investment option or a GRO.
                                 At the time of benefit payments to the
                                 annuitant, the annuitant can generally elect from a number of payment options which provide either fixed or variable benefit payments.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES:
Condensed Consolidated Balance Sheets at March 31, 1998 and
  December 31, 1997.........................................  F-2
Condensed Consolidated Statements of Income (Unaudited) for
  the Three Months Ended March 31, 1998 and 1997............  F-3
Condensed Consolidated Statements of Cash Flows (Unaudited)
  for the Three Months Ended March 31, 1998 and 1997........  F-4
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................  F-5
Report of Independent Auditors..............................  F-9
Consolidated Balance Sheets at December 31, 1997 and 1996...  F-10
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-11
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1997, 1996
  and 1995..................................................  F-12
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-13
Notes to Consolidated Financial Statements..................  F-14

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS)
                                         ASSETS
Cash and investments:
  Fixed maturities, available-for-sale, at fair value
     (amortized cost: March 31, 1998 -- $4,413,322; December
     31, 1997 -- $4,021,495)................................  $4,420,538      $4,068,386
  Equity securities, at fair value (cost: March 31,
     1998 -- $28,165; December 31, 1997 -- $28,177).........      27,897          28,342
  Mortgage loans on real estate.............................      16,235          16,429
  Policy loans..............................................     126,300         126,114
  Cash and cash equivalents.................................     344,079         228,206
                                                              ----------      ----------
     Total cash and investments.............................   4,935,049       4,467,477
Assets held in separate accounts:
  Guaranteed................................................   1,292,589       1,266,796
  Nonguaranteed.............................................   1,345,118       1,173,088
Accrued investment income...................................      50,117          44,546
Value of insurance in force.................................      30,951          25,975
Deferred policy acquisition costs...........................      95,914          87,170
Goodwill....................................................       6,229           6,523
Deferred federal income taxes...............................      43,763          31,049
Other assets................................................      59,006          35,800
                                                              ----------      ----------
          Total assets......................................  $7,858,736      $7,138,424
                                                              ==========      ==========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Customer deposits.........................................  $4,647,540      $4,242,578
  Customer deposits in separate accounts:
     Guaranteed.............................................   1,281,509       1,254,801
     Nonguaranteed..........................................   1,336,469       1,160,595
  Long-term debt............................................      38,000          38,000
  Accounts payable and accrued expenses.....................      23,004          18,741
  Payable for investment securities purchased...............     195,026          69,286
  Payable to reinsurer......................................       8,330           8,800
  Other liabilities.........................................      31,301          38,078
                                                              ----------      ----------
     Total liabilities......................................   7,561,179       6,830,879
Contingencies
Shareholders' equity:
  Preferred stock, $25.00 stated value......................      50,000          50,000
  Class A common stock, $.01 par value, 21,441,641 and
     21,316,068 shares issued and outstanding,
     respectively...........................................         214             213
  Class B common stock, $.01 par value, 1,947,646 shares
     issued and outstanding.................................          19              19
  Additional paid-in capital................................     216,024         211,430
  Retained earnings.........................................      30,474          25,583
  Accumulated other comprehensive income from net unrealized
     gains on available-for-sale securities.................         826          20,300
                                                              ----------      ----------
     Total shareholders' equity.............................     297,557         307,545
                                                              ----------      ----------
          Total liabilities and shareholders' equity........  $7,858,736      $7,138,424
                                                              ==========      ==========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
Investment income...........................................   $104,406       $ 69,700
Interest credited on customer deposits......................    (81,680)       (51,325)
                                                               --------       --------
  Net investment spread.....................................     22,726         18,375
Fee income:
  Variable annuity fees.....................................      4,426          3,239
  Asset management fees.....................................         --          1,884
  Other fee income..........................................        232            397
                                                               --------       --------
     Total fee income.......................................      4,658          5,520
Other income and expenses:
  Surrender charges.........................................      1,334            882
  Operating expenses........................................     (7,550)        (8,156)
  Commissions, net of deferrals.............................       (598)          (638)
  Interest expense on debt..................................       (617)          (686)
  Amortization:
     Deferred policy acquisition costs......................     (2,724)        (2,175)
     Value of insurance in force............................     (1,531)        (2,241)
     Acquisition-related deferred charges...................       (126)          (126)
     Goodwill...............................................        (94)          (122)
  Non-recurring charges.....................................     (3,570)        (1,445)
  Other, net................................................       (593)          (995)
                                                               --------       --------
          Total other income and expenses...................    (16,069)       (15,702)
Realized investment gains...................................      5,165          2,231
                                                               --------       --------
Income before income taxes..................................     16,480         10,424
Income tax expense..........................................     (5,499)        (2,814)
                                                               --------       --------
Net income..................................................     10,981          7,610
Dividends on preferred stock................................     (1,188)        (1,188)
                                                               --------       --------
Net income applicable to common shareholders................   $  9,793       $  6,422
                                                               ========       ========
Net income per common share (basic).........................   $   0.42       $   0.37
                                                               ========       ========
Net income per common and common equivalent share
  (diluted).................................................   $   0.40       $   0.37
                                                               ========       ========
Cash dividends paid per common share........................   $   0.02             --
                                                               ========       ========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    -----------
                                                                    (IN THOUSANDS)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES.................  $    60,234    $    46,677
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Fixed maturity investments:
  Purchases.................................................   (2,105,306)    (1,199,200)
  Maturities and redemptions................................      202,755         59,905
  Sales.....................................................    1,617,874        947,397
Other investments:
  Purchases.................................................           --        (10,489)
  Maturities and redemptions................................          337          8,029
  Sales.....................................................           75         10,892
Policy loans, net...........................................         (186)           169
Transfers (to) from the separate accounts:
  Purchase of assets held in separate accounts..............     (112,026)      (102,059)
  Proceeds from sale of assets held in separate accounts....       37,657         20,383
                                                              -----------    -----------
Cash flows used in investing activities.....................     (358,820)      (264,973)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Amounts received from customers from the sale of general and
  separate account products.................................      565,728        357,581
Amounts paid to customers for benefits and withdrawals
  related to general and separate account products..........     (149,143)      (112,693)
Principal payment on long-term debt.........................           --         (2,000)
Change in payable to reinsurer..............................         (470)            --
Dividends on common stock...................................         (468)            --
Dividends on preferred stock................................       (1,188)        (1,188)
                                                              -----------    -----------
Cash flows provided by financing activities.................      414,459        241,700
                                                              -----------    -----------
Net increase in cash and cash equivalents...................      115,873         23,404
Cash and cash equivalents at beginning of period............      228,206        110,067
                                                              -----------    -----------
Cash and cash equivalents at end of period..................  $   344,079    $   133,471
                                                              ===========    ===========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 1998

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of those to be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 10-K of ARM Financial Group, Inc. (the "Company") for the year ended December 31, 1997.

     Certain amounts from prior years have been reclassified to conform to the current year's presentation. Such reclassifications have no effect on previously reported net income or shareholders' equity.

2.  INCOME TAXES

     Income tax expense differs from that computed using the expected federal income tax rate of 35%. The differences are primarily attributable to changes in valuation allowances related to deferred federal income tax assets.

3.  NON-RECURRING CHARGES

     Effective February 10, 1998, John Franco, the Company's Co-Chairman and Co-Chief Executive Officer, retired. Mr. Franco had shared that title with Martin H. Ruby since the Company was founded in 1993. As part of the retirement package for Mr. Franco, the Company recorded a non-recurring charge of $3.6 million in the first quarter of 1998. The charge consisted of (i) a $2.1 million non-cash charge in connection with the vesting of the unvested portion of the options held by Mr. Franco to purchase 232,647 shares of the Company's common stock and (ii) a $1.5 million charge for fulfilling remaining compensation related to his employment agreement. Concurrent with Mr. Franco's retirement, Mr. Ruby assumed the role of Chairman and Chief Executive Officer of the Company.

     The Company recorded non-recurring charges of $1.4 million in the first quarter of 1997 primarily related to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky.

4.  EARNINGS PER SHARE

     In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which superseded Accounting Principles Board Opinion No. 15 of the same name. Earnings per share ("EPS") for all periods presented reflect the adoption of SFAS No. 128. SFAS No. 128 requires companies to present basic and, if applicable, diluted EPS, instead of primary and fully diluted EPS. Basic EPS excludes dilution and is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The following is a reconciliation of the number of shares used in the basic and diluted EPS computations:

                                                      THREE MONTHS ENDED MARCH 31,
                                             ----------------------------------------------
                                                     1998                     1997
                                             ---------------------    ---------------------
                                             WEIGHTED                 WEIGHTED
                                             AVERAGE     PER SHARE    AVERAGE     PER SHARE
                                              SHARES      AMOUNT       SHARES      AMOUNT
                                             --------    ---------    --------    ---------
                                                         (Shares in thousands)
Basic EPS..................................   23,322      $ 0.42       17,506       $0.37
Effect of dilutive stock options...........    1,030       (0.02)          --          --
                                              ------      ------       ------       -----
Diluted EPS................................   24,352      $ 0.40       17,506       $0.37
                                              ======      ======       ======       =====

5.  SEGMENT INFORMATION

     Effective December 31, 1997, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

     The Company currently has four reportable segments: retail spread products (fixed and indexed annuities and face-amount certificates), institutional spread products (funding agreements, guaranteed investment contracts ("GICs") and face-amount certificates), retail variable products (fee-based variable annuity mutual fund options), and corporate and other. The Company's corporate and other segment includes earnings on surplus of insurance subsidiaries and holding company cash and investments, fee income from marketing partnerships and broker-dealer operations, unallocated amortization expenses, and other various corporate expenditures that are not allocated to specific products. Income tax expense and preferred stock dividends are not allocated to any segment.

     The Company's reportable segments are based on the characteristics of the product or service and the markets through which the product or service is sold. The reportable segments are each managed separately because the impact of fluctuating interest rates and changes in the equity market environment affects each segments' products and services differently. The Company evaluates performance based on operating earnings. Operating earnings represents net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and for 1997, income from defined benefit pension plan asset management operations which were sold.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
                                                                (IN THOUSANDS)
REVENUES
Retail spread products......................................  $ 55,508    $51,959
Institutional spread products...............................    46,966     16,036
Retail variable products....................................     4,426      3,239
Corporate and other.........................................     2,164      3,986
                                                              --------    -------
  Consolidated total revenues (investment income and fee
     income)................................................  $109,064    $75,220
                                                              ========    =======
EARNINGS SUMMARY
Retail spread products......................................  $ 10,517    $ 8,726
Institutional spread products...............................     4,182      1,345
Retail variable products....................................     1,601        878
Corporate and other.........................................    (1,415)    (1,892)
                                                              --------    -------
  Pretax operating earnings (before preferred stock
     dividends).............................................    14,885      9,057
Income taxes on operations..................................    (3,691)    (2,033)
Preferred stock dividends...................................    (1,188)    (1,188)
                                                              --------    -------
  Operating earnings........................................    10,006      5,836
Realized investment gains, net of tax.......................     3,357      1,450
Non-recurring charges.......................................    (3,570)    (1,445)
Income from defined benefit pension plan asset management
  operations................................................        --        581
                                                              --------    -------
  Net income applicable to common shareholders..............  $  9,793    $ 6,422
                                                              ========    =======

6.  COMPREHENSIVE INCOME

     As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or total shareholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income.

     The components of comprehensive income (loss), net of related tax, for the three months ended March 31, 1998 and 1997 are as follows:

                                                             THREE MONTHS
                                                           ENDED MARCH 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Net income.............................................  $ 10,981    $  7,610
Net unrealized losses on available-for-sale
  securities...........................................   (19,474)    (30,390)
                                                         --------    --------
Comprehensive income (loss)............................  $ (8,493)   $(22,780)
                                                         ========    ========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

7.  SUBSEQUENT EVENTS

  312 Certificate Company

     The Company established a new subsidiary, 312 Certificate Company ("312"), a bankruptcy-remote, restricted special purpose corporation, to sell face-amount certificates in the institutional market. On April 24, 1998, 312 completed its first sale of a $500 million face-amount certificate to a large institutional purchaser. 312 is a wholly owned subsidiary of ARM Face-Amount Certificate Group, which is a wholly owned subsidiary of the Company.

  Public Offering

     In May 1998, the Company completed a public offering of approximately 12.4 million shares of common stock held by certain private equity funds (the "Morgan Stanley Stockholders") sponsored by Morgan Stanley Dean Witter & Co. The Company did not receive any of the proceeds from the public offering. As a result of the public offering, the Morgan Stanley Stockholders no longer own any shares of the Company's outstanding common stock and all Class B common stock was converted into Class A common stock.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
ARM Financial Group, Inc.

     We have audited the accompanying consolidated carrying amount balance sheets of ARM Financial Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     We have also audited in accordance with generally accepted auditing standards the consolidated supplemental fair value balance sheets of ARM Financial Group, Inc. and subsidiaries as of December 31, 1997 and 1996. As described in Note 4, the consolidated supplemental fair value balance sheets have been prepared by management to present relevant financial information that is not provided by the carrying amount balance sheets and is not intended to be a presentation in conformity with generally accepted accounting principles. In addition, the consolidated supplemental fair value balance sheets do not purport to present the net realizable, liquidation or market value of ARM Financial Group, Inc. as a whole. Furthermore, amounts ultimately realized by ARM Financial Group, Inc. from the disposal of assets may vary significantly from the fair values presented. In our opinion, the consolidated supplemental fair value balance sheets referred to above present fairly, in all material respects, the information set forth therein as described in Note 4.

     In our opinion, the financial statements referred to in paragraph one above present fairly, in all material respects, the consolidated financial position of ARM Financial Group, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

Louisville, Kentucky
February 10, 1998

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            CARRYING AMOUNT               FAIR VALUE
                                                        -----------------------    ------------------------
                                                             DECEMBER 31,                DECEMBER 31,
                                                        -----------------------    ------------------------
                                                           1997         1996          1997          1996
                                                        ----------   ----------    ----------    ----------
                                                                          (IN THOUSANDS)
ASSETS
Cash and investments:
  Fixed maturities, available-for-sale, at fair value
    (amortized cost: 1997 -- $4,021,495;
    1996 -- $3,048,834)...............................  $4,068,386   $3,054,513    $4,068,386    $3,054,513
  Equity securities, at fair value (cost:
    1997 -- $28,177; 1996 -- $21,268).................      28,342       22,552        28,342        22,552
  Mortgage loans on real estate.......................      16,429       36,879        16,429        36,879
  Policy loans........................................     126,114      123,466       126,114       123,466
  Cash and cash equivalents...........................     228,206      110,067       228,206       110,067
                                                        ----------   ----------    ----------    ----------
    Total cash and investments........................   4,467,477    3,347,477     4,467,477     3,347,477
Assets held in separate accounts:
  Guaranteed..........................................   1,266,796      261,823     1,266,796       261,823
  Nonguaranteed.......................................   1,173,088      873,225     1,173,088       873,225
Accrued investment income.............................      44,546       36,233        44,546        36,233
Value of insurance in force...........................      25,975       52,024            --            --
Deferred policy acquisition costs.....................      87,170       59,001            --            --
Goodwill..............................................       6,523        7,636         6,523         7,636
Deferred federal income taxes.........................      31,049       35,604        51,887        42,653
Other assets..........................................      35,800       28,641        35,800        28,641
                                                        ----------   ----------    ----------    ----------
         Total assets.................................  $7,138,424   $4,701,664    $7,046,117    $4,597,688
                                                        ==========   ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Customer deposits...................................  $4,242,578   $3,294,174    $4,218,297    $3,199,638
  Customer deposits in separate accounts:
    Guaranteed........................................   1,254,801      261,823     1,224,551       249,132
    Nonguaranteed.....................................   1,160,595      868,336     1,109,277       829,253
  Long-term debt......................................      38,000       40,000        38,000        40,000
  Accounts payable and accrued expenses...............      18,741       22,684        18,741        22,684
  Payable for investment securities purchased.........      69,286       10,431        69,286        10,431
  Payable to reinsurer................................       8,800       10,000         8,800        10,000
  Other liabilities...................................      38,078       12,274        38,078        12,274
                                                        ----------   ----------    ----------    ----------
    Total liabilities.................................   6,830,879    4,519,722     6,725,030     4,373,412
Contingencies.........................................
Shareholders' equity:
  Preferred stock, $.01 par value, $25.00 stated
    value; 2,300,000 shares authorized; 2,000,000
    shares issued and outstanding.....................      50,000       50,000
  Class A Common Stock, $.01 par value; 150,000,000
    and 19,259,680 shares authorized, respectively;
    21,316,068 and 16,799,976 shares issued and
    outstanding, respectively.........................         213       *
  Class B Common Stock, $.01 par value; 50,000,000 and
    762,480 shares authorized, respectively; 1,947,646
    and 706,000 shares issued and outstanding,
    respectively......................................          19       *
  Additional paid-in capital..........................     211,430      124,609
  Net unrealized gains on available-for-sale
    securities........................................      20,300        3,669
  Retained earnings...................................      25,583        3,664
                                                        ----------   ----------
    Total shareholders' equity........................     307,545      181,942       321,087       224,276
                                                        ----------   ----------    ----------    ----------
         Total liabilities and shareholders' equity...  $7,138,424   $4,701,664    $7,046,117    $4,597,688
                                                        ==========   ==========    ==========    ==========

---------------
* Less than $1,000.

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Investment income.......................................   $ 329,979      $ 250,031      $ 196,024
Interest credited on customer deposits..................    (247,418)      (182,161)      (146,867)
                                                           ---------      ---------      ---------
     Net investment spread..............................      82,561         67,870         49,157
Fee income:
  Variable annuity fees.................................      14,630         10,786          7,238
  Asset management fees.................................       8,595          5,780          3,161
  Other fee income......................................       1,386          1,267            949
                                                           ---------      ---------      ---------
     Total fee income...................................      24,611         17,833         11,348
Other income and expenses:
  Surrender charges.....................................       4,482          5,024          3,339
  Operating expenses....................................     (32,528)       (31,055)       (22,957)
  Commissions, net of deferrals.........................      (2,218)        (2,372)        (1,557)
  Interest expense on debt..............................      (2,517)        (3,146)        (3,461)
  Amortization:
     Deferred policy acquisition costs..................     (10,416)        (6,835)        (2,932)
     Value of insurance in force........................      (9,293)        (7,320)        (7,104)
     Acquisition-related deferred charges...............        (503)        (1,503)        (9,920)
     Goodwill...........................................        (424)          (488)          (358)
  Non-recurring charges:
     Stock-based compensation...........................      (8,145)            --             --
     Other..............................................      (6,678)        (5,004)            --
  Other, net............................................        (386)        (5,366)          (687)
                                                           ---------      ---------      ---------
     Total other income and expenses....................     (68,626)       (58,065)       (45,637)
Realized investment gains...............................       3,192            907          4,048
                                                           ---------      ---------      ---------
Income before income taxes..............................      41,738         28,545         18,916
Income tax expense......................................     (14,139)        (5,167)        (7,026)
                                                           ---------      ---------      ---------
Net income..............................................      27,599         23,378         11,890
Dividends on preferred stock............................      (4,750)        (4,750)        (4,750)
                                                           ---------      ---------      ---------
Net income applicable to common shareholders............   $  22,849      $  18,628      $   7,140
                                                           =========      =========      =========
Net income per common share (basic).....................   $    1.11      $    1.06      $    0.49
                                                           =========      =========      =========
Net income per common and common equivalent share
  (diluted).............................................   $    1.07      $    1.06      $    0.49
                                                           =========      =========      =========
Cash dividends paid per common share....................   $    0.04      $      --      $      --
                                                           =========      =========      =========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                   NET
                                                                               UNREALIZED
                                                                                  GAINS
                                                                               (LOSSES) ON
                                              CLASS A   CLASS B   ADDITIONAL   AVAILABLE-                   TOTAL
                                  PREFERRED   COMMON    COMMON     PAID-IN      FOR-SALE     RETAINED   SHAREHOLDERS'
                                    STOCK      STOCK     STOCK     CAPITAL     SECURITIES    EARNINGS      EQUITY
                                  ---------   -------   -------   ----------   -----------   --------   -------------
                                                                    (IN THOUSANDS)
Balance, January 1, 1995........   $50,000     $  *       $ *      $ 62,920     $(104,949)   $(22,104)    $(14,133)
  Issuance of 6,897,620 shares
    of Class A common stock.....                  *                  61,505                                 61,505
  Net income....................                                                               11,890       11,890
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Change in net unrealized
    losses on available-for-sale
    securities..................                                                  133,479                  133,479
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1995......    50,000        *         *       124,425        28,530     (14,964)     187,991
  Issuance of 18,356 shares of
    Class A common stock........                  *                     184                                    184
  Net income....................                                                               23,378       23,378
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Change in net unrealized gains
    on available-for-sale
    securities..................                                                  (24,861)                 (24,861)
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1996......    50,000        *         *       124,609         3,669       3,664      181,942
  Recapitalization of Class A
    and Class B common stock....                156        19          (175)                                    --
  Issuance of 5,750,000 shares
    of Class A Common Stock from
    initial public offering.....                 57                  78,755                                 78,812
  Issuance of 7,743 shares of
    Class A Common Stock from
    exercise of stock options...                  *                      96                                     96
  Net income....................                                                               27,599       27,599
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Dividends on common stock.....                                                                 (930)        (930)
  Stock-based compensation
    charge......................                                      8,145                                  8,145
  Change in net unrealized gains
    on available-for-sale
    securities..................                                                   16,631                   16,631
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1997......   $50,000     $213       $19      $211,430     $  20,300    $ 25,583     $307,545
                                   =======     ====       ===      ========     =========    ========     ========

---------------
* Less than $1,000.

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                                                          (IN THOUSANDS)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income..................................................  $    27,599   $    23,378   $    11,890
Adjustments to reconcile net income to cash flows provided
  by operating activities:
  Interest credited on general account customer deposits....      212,964       172,202       136,824
  Stock-based compensation charge...........................        8,145            --            --
  Realized investment gains.................................       (3,192)         (907)       (4,048)
  Amortization of value of insurance in force and deferred
    policy acquisition costs................................       19,709        14,155        10,036
  Other amortization........................................        1,426         1,374        12,406
  Deferral of policy acquisition and other costs............      (40,033)      (24,202)      (24,505)
  Deferred tax expense......................................        1,003         2,554         6,385
  (Increase) decrease in accrued investment income..........       (8,313)          149        (1,609)
  Changes in other assets and liabilities...................       (3,243)        4,171        (9,020)
                                                              -----------   -----------   -----------
    Cash flows provided by operating activities.............      216,065       192,874       138,359
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Fixed maturity investments:
  Purchases.................................................   (4,710,312)   (2,716,010)   (1,498,623)
  Maturities and redemptions................................      445,772       241,391       205,319
  Sales.....................................................    3,355,461     1,922,689     1,197,468
Other investments:
  Purchases.................................................      (72,283)      (55,995)       (7,891)
  Maturities and redemptions................................       20,806         7,310        24,377
  Sales.....................................................       62,196        42,961        36,119
Policy loans, net...........................................       (2,648)       (5,938)       (6,428)
Transfers (to) from the separate accounts:
  Purchase of assets held in separate accounts..............   (1,066,348)     (302,993)     (226,812)
  Proceeds from sale of assets held in separate accounts....      110,524        83,077        45,249
Cash and cash equivalents acquired in excess of purchase
  price paid for substantially all assets of SBM Company....           --            --        36,490
                                                              -----------   -----------   -----------
Cash flows used in investing activities.....................   (1,856,832)     (783,508)     (194,732)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Amounts received from customers from the sale of general and
  separate account products.................................    2,268,496     1,072,323       425,628
Amounts paid to customers for benefits and withdrawals
  related to general and separate account products..........     (579,618)     (441,944)     (406,977)
Net proceeds from issuance of common stock..................       80,308           184        63,505
Organizational, debt and stock issuance costs...............       (1,400)           --        (2,000)
Principal payment on long-term debt.........................       (2,000)           --            --
Change in payable to reinsurer..............................       (1,200)       10,000            --
Dividends on common stock...................................         (930)           --            --
Dividends on preferred stock................................       (4,750)       (4,750)       (4,750)
Change in repurchase agreement liability....................           --       (12,008)       12,008
                                                              -----------   -----------   -----------
Cash flows provided by financing activities.................    1,758,906       623,805        87,414
                                                              -----------   -----------   -----------
Increase in cash and cash equivalents.......................      118,139        33,171        31,041
Cash and cash equivalents at beginning of year..............      110,067        76,896        45,855
                                                              -----------   -----------   -----------
Cash and cash equivalents at end of year....................  $   228,206   $   110,067   $    76,896
                                                              ===========   ===========   ===========
Supplemental cash flow information:
  Interest paid on debt.....................................  $     1,837   $     2,613   $     2,736
                                                              ===========   ===========   ===========
  Income taxes paid.........................................  $     2,943   $     7,230   $        --
                                                              ===========   ===========   ===========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     ARM Financial Group, Inc. (the "Company") specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements and guaranteed investment contracts ("GICs") directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.

     The Company derives its earnings from the net investment spread and fee income generated by the assets it manages. With retail and institutional spread products offered by the Company, the Company's insurance and face-amount certificate subsidiaries agree to return customer deposits with interest at a specified rate or based on a specified index (e.g., LIBOR, S&P 500 -- both defined below). As a result, the Company's insurance and face-amount certificate subsidiaries accept investment risk in exchange for the opportunity to achieve a spread between what the Company earns on invested assets and what it pays or credits on customer deposits. With retail variable products offered by the Company, the Company's subsidiaries receive a fee in exchange for managing deposits, and the customer accepts investment risk associated with their chosen mutual fund options. Because the investment risk is borne by the customer, this business requires significantly less capital support than spread-based business.

     The Company conducts its different businesses through a variety of subsidiaries. Retail fixed, indexed and variable annuities and institutional funding agreements and GICs are issued by the Company's insurance subsidiaries, Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company ("National Integrity")(collectively, the "Integrity Companies"). ARM Securities Corporation ("ARM Securities"), a registered broker-dealer, provides a distribution channel for selling affiliated and nonaffiliated retail products. SBM Certificate Company is an issuer of face-amount certificates, a retail product similar to certificates of deposit issued by banks.

     The Company received initial start-up capital as partial funding for the acquisition of the Integrity Companies through the private issuance of common stock in November 1993. In June 1995, the Company received additional capital to fund the acquisition of substantially all of the assets and business operations of SBM Company ("SBM") also through the private issuance of common stock. Such capital was primarily provided by certain private equity funds sponsored by Morgan Stanley Dean Witter & Co. (the "Morgan Stanley Stockholders"). In June 1997, the Company completed an initial public offering (the "Offering") of common stock. The Morgan Stanley Stockholders owned approximately 91% of the outstanding shares of the Company's common stock prior to the Offering and, as a result of the Offering, owned approximately 53% at December 31, 1997. At December 31, 1997, approximately 40% of the outstanding shares of the Company's common stock was publicly held, with the remainder being nonregistered common stock issued to certain original private investors of the Company (excluding the Morgan Stanley Stockholders).

     The Company had no significant business activity until November 26, 1993, when it acquired the Integrity Companies resulting in $2.3 billion of assets under management. Assets under management have grown to $6.9 billion as of December 31, 1997.

  Basis of Presentation

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts from prior years have been reclassified to conform to the current year's presentation.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     The consolidated balance sheets include a dual presentation of carrying amount and fair value balances. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," fixed maturities classified as available-for-sale are reported at fair value in the carrying amount balance sheets; however, corresponding customer deposits are reported at historical values. In contrast, in the fair value balance sheets, both assets and liabilities are reported at fair value. As permitted by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the fair value balance sheets are presented as a supplemental disclosure to provide a more meaningful picture of the Company's financial position. Note 4 describes the methods and assumptions used by the Company in estimating fair value.

  Investments

     All of the Company's fixed maturities and equity securities are classified as available-for-sale and stated at fair value. Unrealized gains and losses on available-for-sale securities are reported as a separate component of shareholders' equity, net of adjustments to value of insurance in force and deferred policy acquisition costs equal to the change in amortization that would have been recorded if these securities had been sold as of the balance sheet date, and net of deferred income taxes. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization and accretion is computed using the interest method and is included in investment income. Anticipated prepayments on mortgage-backed and asset-backed securities are considered in determining the effective yield on such securities. If a difference arises between anticipated and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to investment income. Interest and dividends are included in investment income. Mortgage loans on real estate and policy loans are carried at their unpaid principal balances. Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at their time of purchase.

     Realized gains and losses on the sale of investments are determined based upon the average cost method and include provisions for other-than-temporary impairments where appropriate. In addition, the amortization of value of insurance in force and deferred policy acquisition costs is adjusted for gains and losses realized on sales of investments which support customer deposits. The adjustment to amortization associated with such realized gains and losses is included in Realized Investment Gains in the consolidated statements of income.

  Value of Insurance in Force, Deferred Policy Acquisition Costs and Goodwill

     A portion of the purchase price paid for the insurance subsidiaries was allocated to the value of insurance in force based on the actuarially-determined present value of the expected pretax future profits from the business assuming a discount rate of 13%. This present value amount was reduced to the extent that the fair value of the net assets acquired including the value of insurance in force exceeded the purchase price allocated to the insurance subsidiaries. Interest is accrued on the balance annually at a rate consistent with the rate credited on the acquired policies on the acquisition date. Recoverability of the value of insurance in force is evaluated quarterly by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing asset balance, the difference would be charged to expense. To the extent recoverable from future gross profits, costs of producing new business (primarily commissions and certain policy issuance and marketing costs) which vary with and are primarily related to the production of new business are deferred. Value of insurance in force and deferred policy acquisition costs are amortized in proportion to the emergence of future gross profits, including related

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES realized investment gains and losses, over the estimated term of the underlying policies. In addition, an adjustment is made to value of insurance in force and deferred policy acquisition costs equal to the change in amortization that would have been recorded if unrealized gains and losses on available-for-sale securities had been realized as of the balance sheet date.

     A portion of the purchase price paid for subsidiaries was allocated to goodwill representing the excess of the purchase price paid over the fair value of net assets acquired. Goodwill currently recorded is amortized over a period not exceeding twenty years using the straight-line method.

     Incremental costs directly related to the integration of acquired companies are deferred, to the extent recoverable from future gross profits of the acquired companies. Such deferred transition costs are amortized using the straight-line method over the estimated term of the policies underlying the acquired companies.

  Assets Held in Separate Accounts and Customer Deposits in Separate Accounts

     Assets held in separate accounts of the Company's insurance subsidiaries are segregated from other investments and are not subject to claims that arise out of any other business of the Company. The separate accounts include customer deposits and related invested assets, for retail and institutional spread products (guaranteed) and retail variable products (nonguaranteed). Separate account assets and liabilities are carried at estimated fair values. Investment income and interest credited on customer deposits related to spread product deposits are included as such in the statements of income. The Company receives administrative fees for managing retail variable product deposits and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the statements of income.

     During 1996, the Company began offering an equity-indexed annuity product through its separate accounts which aims to meet consumer demand for equity investments with downside protection. In connection with this product, the Company's separate accounts purchased call options based on the S&P 500 Composite Stock Price Index ("S&P 500"). The options perform as a hedge against the Company's obligation to pay equity-indexed annuity policyholders returns tied to the S&P 500. As of December 31, 1997 and 1996, these options are carried at fair value and unrealized gains and losses increase or decrease obligations to policyholders.

  Customer Deposits

     For single and flexible premium deferred annuities, single premium endowments, face-amount certificates, funding agreements, and guaranteed investment contracts, customer deposits represent account values before applicable surrender charges. Such account values represent premiums and deposits received, plus interest credited, less withdrawals and assessed fees. For structured settlements and other single premium immediate annuities, customer deposits represent the present value of future benefit payments and maintenance expenses. The interest rate used in determining such present value was approximately 7.35% as of December 31, 1997.

  Recognition of Fee Income

     Variable annuity fees and asset management fees are recorded in income as earned. Other fee income includes marketing partnership fees earned related to ventures with other insurance companies and certain fees earned by ARM Securities (primarily net retained commissions). Premiums and deposits received from customers are not included in the statements of income.

  Federal Income Taxes

     Deferred income tax reflects the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (ii) operating and capital losses.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

  Net Income Per Share of Common Stock

     In 1997, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share," which superseded Accounting Principles Board Opinion No. 15 of the same name. Earnings per share for all periods presented reflect the adoption of SFAS No. 128. SFAS No. 128 requires companies to present basic earnings per share, and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock.

2.  ACQUISITIONS

  SBM Company

     Effective May 31, 1995, the Company completed the acquisition of substantially all of the assets and business operations of SBM, including all of the issued and outstanding capital stock of SBM's subsidiaries, State Bond and Mortgage Life Insurance Company ("SBM Life"), SBM Financial Services, Inc. (which subsequently changed its name to ARM Securities), SBM Certificate Company, and SBM's management contracts with six mutual funds (the "State Bond Mutual Funds").

     The aggregate purchase price for the acquisition was $38.8 million. The Company financed the acquisition by issuing approximately 6.9 million shares of the Company's Class A common stock, primarily to the Morgan Stanley Stockholders, for an aggregate sale price of $63.5 million. The Company used the proceeds from the issuance of new common equity in excess of the aggregate purchase price for the acquisition to make a $19.9 million capital contribution to SBM Life and acquire all of the issued and outstanding capital stock of SBM Certificate Company from SBM Life for a purchase price of $3.3 million.

     The capital contribution to SBM Life was used to strengthen SBM Life's financial position and allowed for a significant investment portfolio restructuring immediately following the acquisition with no net adverse effect on statutory adjusted capital and surplus. On December 31, 1995, SBM Life was merged with and into Integrity to create certain operating efficiencies intended to benefit the Company and its customers. On December 13, 1996, the Company transferred its contracts to perform management and advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. Asset management fee income of $1.6 million and $1.0 million was recorded by the Company during 1996 and 1995, respectively, with respect to the management of such funds. The State Bond Mutual Funds had aggregate assets of $236.9 million on December 13, 1996.

  ARM Capital Advisors

     On January 5, 1995, the Company completed the acquisition of substantially all the assets and business of the U.S. fixed income unit of Kleinwort Benson Investment Management Americas Inc. ("KBIMA"), including its third-party account asset management operations. KBIMA provided investment advisory services to the Company during 1994. The business acquired became part of the then newly-formed ARM Capital Advisors, Inc. ("ARM Capital Advisors"). ARM Capital Advisors is a registered investment advisor and wholly owned subsidiary of the Company. ARM Capital Advisors' management of third-party accounts generated asset management fees of $8.6 million, $4.2 million and $2.2 million during 1997, 1996 and 1995, respectively. Although third-party assets managed by ARM Capital Advisors grew since the acquisition, the Company believes that market attitudes towards developing an asset management business for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth. Accordingly, on November 7, 1997, the Company transferred substantially all of the assets and operations of ARM Capital Advisors to a newly formed subsidiary, ARM

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

Capital Advisors, LLC ("New ARMCA"), and sold an 80% interest therein to ARM Capital Advisors Holdings, LLC, an entity controlled by Emad A. Zikry, the President of ARM Capital Advisors prior to the sale. The Company recognized an immaterial gain on the sale. The Company has continued to engage New ARMCA as its investment adviser but will consider retaining other investment management firms as it deems appropriate. The terms of the sale provided for a transition period following the sale through December 31, 1997 whereby the Company (i) provided all accounting and administrative services required by New ARMCA and paid all of its costs and expenses and (ii) received all of the gross revenues of New ARMCA. After the sale, ARM Capital Advisors was renamed Integrity Capital Advisors, Inc.

  Integrity Companies

     On November 26, 1993, the Company completed the acquisition of the Integrity Companies from the National Mutual Life Association of Austalasia Limited ("National Mutual"). In connection with the acquisition, National Mutual provided the Integrity Companies with indemnification as to future claims for taxes, assessments from guaranty funds, and claims from litigation, which arise from preclosing events.

3.  INVESTMENTS

     The amortized cost and estimated fair values of available-for-sale securities were as follows:

                                                               GROSS         GROSS
                                                             UNREALIZED    UNREALIZED    ESTIMATED
                                                  COST         GAINS         LOSSES      FAIR VALUE
                                               ----------    ----------    ----------    ----------
                                                                  (IN THOUSANDS)
DECEMBER 31, 1997:
  Fixed Maturities:
     Mortgage-backed securities..............  $1,828,062     $29,881       $ 3,456      $1,854,487
     Corporate securities....................   1,390,274      35,875        16,134       1,410,015
     Asset-backed securities.................     400,276       1,981         1,832         400,425
     U.S. Treasury securities and obligations
       of U.S. government agencies...........     318,583       1,464           371         319,676
     Foreign governments.....................      79,466       1,633         1,867          79,232
     Obligations of state and political
       subdivisions..........................       4,834          12           295           4,551
                                               ----------     -------       -------      ----------
       Total fixed maturities................   4,021,495      70,846        23,955       4,068,386
       Equity securities.....................      28,177         309           144          28,342
                                               ----------     -------       -------      ----------
          Total available-for-sale
            securities.......................  $4,049,672     $71,155       $24,099      $4,096,728
                                               ==========     =======       =======      ==========
DECEMBER 31, 1996:
  Fixed Maturities:
     Mortgage-backed securities..............  $1,459,851     $19,393       $11,644      $1,467,600
     Corporate securities....................     992,003      13,260        13,693         991,570
     Asset-backed securities.................     299,365         686         1,951         298,100
     U.S. Treasury securities and obligations
       of U.S. government agencies...........     247,041       1,363         1,481         246,923
     Foreign governments.....................      45,611         611           462          45,760
     Obligations of state and political
       subdivisions..........................       4,963           3           406           4,560
                                               ----------     -------       -------      ----------
       Total fixed maturities................   3,048,834      35,316        29,637       3,054,513
       Equity securities.....................      21,268       1,286             2          22,552
                                               ----------     -------       -------      ----------
          Total available-for-sale
            securities.......................  $3,070,102     $36,602       $29,639      $3,077,065
                                               ==========     =======       =======      ==========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, are shown below:

                                                         DECEMBER 31, 1997
                                                      ------------------------
                                                                    ESTIMATED
                                                         COST       FAIR VALUE
                                                      ----------    ----------
                                                           (IN THOUSANDS)
Due in one year or less.............................  $   13,522    $   13,584
Due after one year through five years...............     143,662       143,102
Due after five years through ten years..............     335,043       333,618
Due after ten years.................................   1,300,930     1,323,169
Asset-backed securities.............................     400,276       400,426
Mortgage-backed securities..........................   1,828,062     1,854,487
Equity securities...................................      28,177        28,342
                                                      ----------    ----------
          Total available-for-sale securities.......  $4,049,672    $4,096,728
                                                      ==========    ==========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

     During 1997, 1996 and 1995, gross gains of $45.0 million, $33.5 million and $24.1 million, respectively, and gross losses of $36.0 million, $18.9 million and $15.6 million, respectively, were realized on sales of fixed maturities. For the years ended December 31, 1997 and 1996, the Company recorded losses of $4.0 million and $15.2 million related to write-downs to the fair value of investments in fixed income securities. For the years ended December 31, 1997 and 1996, the recognition of net realized gains on investments supporting customer deposits resulted in an increase in the amortization of value of insurance in force of $3.0 million and $1.9 million, respectively, and in an increase in the amortization of deferred policy acquisition costs of $0.4 million and $28,000, respectively.

     In accordance with SFAS No. 115, net unrealized gains and losses on investments classified as available-for-sale were reduced by deferred federal income taxes and adjustments to value of insurance in force and deferred policy acquisition costs that would have been required had such gains and losses been realized. Net unrealized gains on available-for-sale securities reflected as a separate component of shareholders' equity are summarized as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1996
                                                          --------    -------
                                                            (IN THOUSANDS)
Net unrealized gains on available-for-sale securities
  before adjustments for the following:.................  $ 47,056    $ 6,963
  Amortization of value of insurance in force and
     deferred policy acquisition costs..................   (15,825)    (1,318)
  Deferred federal income taxes.........................   (10,931)    (1,976)
                                                          --------    -------
     Net unrealized gains on available-for-sale
       securities.......................................  $ 20,300    $ 3,669
                                                          ========    =======

     Investments, aggregated by issuer, in excess of 10% of shareholders' equity (before net unrealized gains on available-for-sale securities) at December 31, 1997 and 1996, other than investments in affiliates and investments issued or guaranteed by the United States government are as follows. Such securities were 99.8% and 97.4% investment grade at December 31, 1997 and 1996, respectively.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                           CARRYING
              (IN MILLIONS)                 AMOUNT
              -------------                --------
1997:
  Fixed maturities:
    Aames Mortgage Trust.................   $ 31.7
    Aircraft Lease Portfolio
      Securities.........................     34.6
    Bear Stearns Mortgage Securities ....     39.7
    Countrywide Mortgage Backed..........     39.1
    CRAVE Trust..........................     52.7
    Delta Funding Home Equity Loan
      Trust..............................     31.6
    DLJ Mortgage Acceptance
      Corporation........................     75.9
    First Chicago/Lennar.................     34.5
    General Electric Capital Mortgage
      Services...........................     33.4
    Greenwich Capital Acceptance.........     50.6
    Headlands Mortgage Securities,
      Inc................................     30.5
    J.P. Morgan & Company................     35.9
    LB Mortgage Trust....................     62.9
    Merit Securities Corporation.........     55.3
    Norwest Asset Securities
      Corporation........................     64.5
    PNC Mortgage Securities
      Corporation........................     46.7
    Residential Accredit Loans...........     47.1
    Residential Asset Securities Trust...     50.4
    Residential Funding..................     47.3
    Salomon Brothers Mortgage Securities
      VII................................     95.4
    Sears Mortgage Securities............     29.8
    Structured Asset Securities
      Corporation........................     64.6
1996:
  Fixed maturities:
    ABN AMRO Bank........................     19.3
    Advanta Corporation..................     20.1
    Aircraft Lease Portfolio
      Securities.........................     27.4
    American President Company...........     18.4
    Amresco Residential Mortgage Loan....     23.8
    Augusta Funding LTD VI...............     20.0
    Augusta Funding LTD VIII.............     24.8
    Bear Stearns Company.................     30.4
    Chevy Chase Master Credit Card
      Trust..............................     20.0

                                           CARRYING
              (IN MILLIONS)                 AMOUNT
              -------------                --------
1996 (CONTINUED):
  Fixed maturities (continued):
    Commonwealth Edison Company..........   $ 19.2
    Conseco Commercial Mortgage..........     20.2
    Countrywide Home Loans...............     29.1
    Countrywide Mortgage Backed..........     50.7
    Delta Funding Home Equity Loan
      Trust..............................     17.9
    DLJ Acceptance Corporation...........     58.7
    First USA Credit Card Trust..........     25.0
    Ford Motor Corporation...............     25.0
    General Electric Capital Mortgage....     91.3
    Greenwich Capital Acceptance.........     36.8
    Guardian National Acceptance
      Corporation........................     21.4
    J.P. Morgan & Company................     24.8
    LB Mortgage Trust....................     27.3
    Lehman Brothers Holdings.............     23.5
    Matterhorn One, Ltd..................     45.2
    Merit Securities Corporation.........     30.0
    Mobil Producing Nigeria..............     19.0
    National Westminster Bank............     22.3
    Paine Webber Group, Incorporated ....     29.4
    Philadelphia Electric................     18.5
    Residential Funding Mortgage.........     44.0
    Resolution Trust Corporation.........     47.0
    Ryland Mortgage Securities
      Corporation........................     34.4
    Salomon Brothers Mortgage Securities
      VII................................     22.2
    Structured Asset Securities
      Corporation........................    106.2
    TCI Communications, Incorporated.....     23.9
    Tenaga Nasional Berhad...............     19.2
    Time Warner Entertainment Company,
      L.P................................     21.6
    TMS Home Equity Loan Trust...........     48.0
    Wilshire Manufactured Housing
      Trust..............................     22.9
Equity securities:
  Santander Finance, Ltd.................     19.2

    The components of investment income were:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1996        1995
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Fixed maturities...................................  $300,327    $228,473    $177,123
Policy loans.......................................     8,925       8,629       7,579
Mortgage loans on real estate......................     4,038       4,321       6,712
Cash and cash equivalents..........................    13,514       5,705       3,096
Income from other investments......................     3,175       2,903       1,514
                                                     --------    --------    --------
     Investment income.............................  $329,979    $250,031    $196,024
                                                     ========    ========    ========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     At December 31, 1997, the fair value of futures contracts, call and put options and interest rate swaps held by the Company was $11.3 million. These derivative financial instruments are used to hedge specific market value risks associated with the Company's equity-indexed annuity products and separate account seed money investments and interest rate risks associated with certain institutional spread deposits. The derivative financial instruments are not held for trading purposes and are classified on the Company's balance sheet as assets held in guaranteed separate accounts. The derivative financial instruments hedge items carried at fair value and are therefore marked to market with unrealized gains and losses recognized through the separate account statements of operations. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to the derivative financial instruments, but does not expect any counter parties to fail to meet their obligations given their high credit ratings.

4.  FAIR VALUE BALANCE SHEETS

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about all financial instruments, including insurance liabilities classified as investment contracts, unless specifically exempted. The accompanying fair value balance sheets reflect fair values for those financial instruments specifically covered by SFAS No. 107, along with fair value amounts for other assets and liabilities for which disclosure is permitted but not required.

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

     The Company's management of interest rate risk reduces its exposure to changing interest rates through a close matching of duration, convexity and cash flow characteristics of both assets and liabilities while maintaining liquidity redundancies (i.e., sources of liquidity in excess of projected liquidity needs). As a result, fair values of the Company's assets and liabilities will tend to respond similarly to changes in interest rates.

     The following methods and assumptions were used in estimating fair values:

  Fixed Maturities and Equity Securities

     Fair values for fixed maturities and equity securities are based on quoted market prices, where available. For fixed maturities for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable instruments.

  Mortgage Loans on Real Estate and Policy Loans

     The carrying amount of mortgage loans on real estate and policy loans approximates their fair value.

  Cash and Cash Equivalents and Accrued Investment Income

     The carrying amount of cash and cash equivalents and accrued investment income approximates their fair value given the short-term nature of these assets.

  Assets Held in Separate Accounts and Customer Deposits in Separate Accounts

     The fair value of assets held in guaranteed separate accounts is primarily based on quoted market prices of fixed maturity securities held in such separate accounts. The fair value of customer deposits in guaranteed separate accounts is based on the account values of the underlying policies, plus or minus market value

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES adjustments. Fair values of assets and customer deposits in nonguaranteed separate accounts is based on the quoted market prices of the underlying mutual funds. The reduction in fair values for customer deposits in separate accounts reflect the present value of future gross margins from net investment spread, product charges, distribution fees, and surrender charges.

  Goodwill

     The carrying amount of goodwill approximates fair value.

  Deferred Policy Acquisition Costs and Value of Insurance In Force

     Deferred policy acquisition costs and value of insurance in force do not appear on the fair value presentation because those values are implicitly considered in the determination of the fair value of the corresponding customer deposits and customer deposits in separate accounts.

  Deferred Federal Income Taxes

     The deferred federal income tax asset and related valuation allowance were adjusted for federal income tax which may be incurred as a result of the differences between the estimated fair values and carrying amounts of the assets and liabilities.

  Customer Deposits

     The fair value of customer deposits for single premium immediate annuity contracts is based on discounted cash flow calculations using rates from a current market yield curve for assets with similar durations. The fair value amounts of the remaining customer deposits, primarily related to deferred annuity contracts, single premium endowment contracts, and funding agreements and GICs, represent the estimated present value of cash flows using current market rates and the duration of the liabilities.

  Long-Term Debt and Payable to Reinsurer

     The carrying amounts of long-term debt and payable to reinsurer approximate fair value.

  Other Assets and Liabilities

     The fair values of other assets and liabilities are reported at their financial statement carrying amounts.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

5.  VALUE OF INSURANCE IN FORCE

     The following provides information on the value of insurance in force during 1997, 1996 and 1995:

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Amortization excluding effects of realized and unrealized
  investment gains and losses..............................  $(11,798)   $(10,474)   $(10,490)
Interest accrued on unamortized balance....................     2,505       3,154       3,386
                                                             --------    --------    --------
Net amortization as reported in the statements of income...    (9,293)     (7,320)     (7,104)
Amortization related to realized investment gains and
  losses(a)................................................    (2,987)     (1,890)     (2,562)
Change in amortization related to unrealized gains and
  losses on available-for-sale securities(b)...............   (13,769)     13,180     (14,170)
Addition resulting from the acquisition of SBM Life........        --          --      61,131
Recognition of acquired tax benefits.......................        --      (2,997)    (18,004)
                                                             --------    --------    --------
Net change in value of insurance in force..................   (26,049)        973      19,291
Balance at beginning of period.............................    52,024      51,051      31,760
                                                             --------    --------    --------
Balance at end of period...................................  $ 25,975    $ 52,024    $ 51,051
                                                             ========    ========    ========

---------------
(a) Included in Realized Investment Gains in the statements of income.

(b) Included in Change in Net Unrealized Gains and Losses on Available-for-Sale Securities in the statements of shareholders' equity.

     The interest rates used to accrue interest on the unamortized value of insurance in force are consistent with the rates credited on acquired policies and range from 5% to 8%. Net amortization of the value of insurance in force, excluding the effects of realized and unrealized investment gains and losses, in each of the following years is estimated to be: 1998 -- $7.0 million;
1999 -- $6.1 million; 2000 -- $4.9 million; 2001 -- $4.0 million; and
2002 -- $3.4 million.

6.  NON-RECURRING CHARGES

     The Company recorded non-recurring charges of $14.8 million for the year ended December 31, 1997, including a one-time non-cash stock-based compensation charge of $8.1 million (see Note 10), and costs primarily related to the relocation and consolidation of the Company's operations facilities from Columbus, Ohio to Louisville, Kentucky. The Company recorded a $5.0 million non-recurring charge in 1996, including $3.2 million for facilities consolidation charges and costs of $1.8 million primarily related to merger and acquisition activities that did not result in a transaction.

7.  DEBT

  Long-Term Debt

     On June 24, 1997, the Company entered into a Credit Agreement to provide the Company with a new senior revolving credit facility. The maximum amount that may be borrowed under this Credit Agreement is $75 million, of which $38 million was drawn on June 24, 1997 and used to repay $38 million of outstanding borrowings under the Company's prior Credit Agreement, which was terminated. Borrowings under the new Credit Agreement bear a floating interest rate equal to the London Interbank Offered Rate ("LIBOR") plus a percentage ranging from 0.325% to 0.875%, depending on the ratings of the Company's preferred stock. The Credit Agreement has a variable annual commitment fee which can range from 0.10% to 0.25% of the unused portion of the borrowing, depending on the ratings of the Company's preferred stock. The Credit Agreement

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES matures on June 24, 2002, subject to optional prepayment and contingent upon the Company's compliance with various financial covenants.

  Payable to Reinsurer

     The Company holds $8.8 million of funds withheld under a modified coinsurance reinsurance agreement related to a block of variable annuity contracts. This liability bears a floating interest rate indexed to the LIBOR. Repayment is scheduled for equal quarterly installments over the next five years.

8.  INCOME TAXES

     The components of the provision for income tax expense consist of the following:

                                                    YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1997       1996      1995
                                                  -------    ------    ------
                                                        (IN THOUSANDS)
Current.........................................  $13,136    $2,613    $  641
Deferred........................................    1,003     2,554     6,385
                                                  -------    ------    ------
          Total income tax expense..............  $14,139    $5,167    $7,026
                                                  =======    ======    ======

     Significant components of the deferred tax liabilities and assets as of December 31, 1997 and 1996 were:

                                                            1997       1996
                                                           -------    -------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Difference between GAAP and tax reserves...............  $78,404    $72,513
  Net operating loss carryforward........................   13,863     11,783
  Other..................................................   16,285     10,752
                                                           -------    -------
     Total deferred tax assets...........................  108,552     95,048
  Valuation allowance for deferred tax assets............  (36,568)   (38,798)
                                                           -------    -------
     Net deferred tax assets.............................   71,984     56,250
Deferred tax liabilities:
  Deferred policy acquisition costs......................   26,096     16,910
  Net unrealized gains on available-for-sale
     securities..........................................   10,931      1,976
  Other..................................................    3,908      1,760
                                                           -------    -------
     Total deferred tax liabilities......................   40,935     20,646
                                                           -------    -------
          Total deferred federal income taxes............  $31,049    $35,604
                                                           =======    =======

     In the event that deferred tax assets are recognized on deductible temporary differences for which a valuation allowance was provided at the date of an acquisition, such benefits will be applied to first reduce the balance of intangible assets related to the acquisition, such as value of insurance in force and goodwill.

     A full valuation allowance was provided on the difference between deferred tax assets and liabilities of the Integrity Companies as of the acquisition date, resulting in zero deferred federal income taxes at that date. Based on the Integrity Companies' ability to generate taxable income in the post-acquisition period and projections of future taxable income, the Integrity Companies' valuation allowance was reduced by $8.0 million, $11.0 million and $27.9 million during 1997, 1996 and 1995, respectively. As a result of realizing such benefits, the value of insurance in force was reduced by $3.0 million and $18.0 million during 1996 and 1995, respectively. The balance of goodwill was also reduced by $0.7 million during 1997 and $1.0 million during

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

1995. Additionally, the Company has established a full valuation allowance on its non-life net operating loss carryforwards. Realization of these carryforward benefits is dependent on future non-life earnings.

     The Company files a consolidated federal income tax return with its non-life subsidiaries, but is not currently eligible to file with its life insurance subsidiaries. Accordingly, Integrity and National Integrity file a consolidated federal life insurance company income tax return.

     Income tax expense differs from that computed using the federal income tax rate of 35% for the following reasons:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997       1996       1995
                                                              -------    -------    ------
                                                                     (IN THOUSANDS)
Income tax expense at statutory rate........................  $14,608    $ 9,991    $6,621
Increase (decrease) in valuation allowance..................   (1,540)    (5,490)    1,052
Other.......................................................    1,071        666      (647)
                                                              -------    -------    ------
          Total income tax expense..........................  $14,139    $ 5,167    $7,026
                                                              =======    =======    ======

     The Company had net operating loss carryforwards of approximately $39.6 million, $33.7 million and $43.8 million at December 31, 1997, 1996 and 1995, respectively. The net operating loss carryforwards expire in years 2005 to 2012.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

9.  STATUTORY INFORMATION

     Following is a reconciliation of income based on statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company's insurance subsidiaries with GAAP net income reported in the accompanying statements of income:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997       1996        1995
                                                              --------    -------    --------
                                                                      (IN THOUSANDS)
Insurance subsidiaries (statutory-basis)(1).................  $ 49,718    $38,769    $ 31,179
Non-insurance companies(2)..................................     3,273        927         255
                                                              --------    -------    --------
  Consolidated statutory-basis pretax operating income......    52,991     39,696      31,434(3)
Reconciling items:
  Amortization of interest maintenance reserve..............    (3,920)    (4,091)     (3,905)
  Adjustments to customer deposits..........................   (16,004)    (2,324)     (5,994)
  Interest expense on debt..................................    (2,517)    (3,146)     (3,461)
  Deferral of policy acquisition costs, net of
     amortization...........................................    29,331     16,223      16,650
  Amortization of value of insurance in force...............    (9,293)    (7,320)     (7,104)
  Amortization of acquisition-related deferred charges and
     goodwill...............................................      (927)    (1,991)    (10,278)
  Adjustments to invested asset carrying values at
     acquisition date.......................................      (107)      (572)       (769)
  Non-recurring charges.....................................   (14,823)    (5,004)         --
  Realized investment gains.................................     3,192        907       4,048
  Other.....................................................     3,815     (3,833)     (1,705)
                                                              --------    -------    --------
GAAP-basis:
  Income before income taxes................................    41,738     28,545      18,916
  Income tax expense........................................   (14,139)    (5,167)     (7,026)
                                                              --------    -------    --------
  Net income................................................    27,599     23,378      11,890
  Dividends on preferred stock..............................    (4,750)    (4,750)     (4,750)
                                                              --------    -------    --------
  Net income applicable to common shareholders..............    22,849     18,628       7,140
  Exclude, net of tax:
     Realized investment gains..............................    (2,075)      (590)     (2,631)
     Non-recurring charges..................................    14,823      4,539          --
     Income from defined benefit pension plan asset
       management operations................................    (1,448)      (350)         --
                                                              --------    -------    --------
  Operating earnings(4).....................................  $ 34,149    $22,227    $  4,509
                                                              ========    =======    ========

---------------
(1) Insurance company general account and separate account statutory-basis pretax income excluding realized gains and losses.
(2) Non-insurance company pretax income excluding amortization of acquisition-related deferred charges, interest expense on debt, realized investment gains and losses, and non-recurring corporate costs and charges related to acquisition, financing and restructuring activities.
(3) Includes the results of operations of the acquired SBM businesses for the seven months ended December 31, 1995.
(4) Net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     Dividends that the Company may receive from Integrity in any year without prior approval of the Ohio Insurance Director are limited by statute to the greater of (i) 10% of Integrity's statutory capital and surplus as of the preceding December 31 and (ii) Integrity's statutory net income for the preceding year. For 1998, the maximum dividend payments that may be paid by Integrity to the Company without prior regulatory approval are $38.2 million.

     The consolidated statutory capital and surplus of the Company's insurance subsidiaries was $211.8 million and $163.8 million at December 31, 1997 and 1996, respectively. In addition, the consolidated statutory asset valuation reserve ("AVR") of the Company's insurance subsidiaries was $24.9 million and $15.6 million at December 31, 1997 and 1996, respectively (excluding statutory voluntary investment reserves of $5.3 million and $12.5 million). The AVR is generally added to statutory capital and surplus for purposes of assessing capital adequacy against various measures used by rating agencies and regulators.

     The National Association of Insurance Commissioners Risk-Based Capital ("RBC") requirements attempt to evaluate the adequacy of a life insurance company's statutory-basis adjusted capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify possible weakly capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In addition, the formula establishes a minimum capital standard which supplements the prevailing system of low fixed minimum capital and surplus. The RBC requirements provide for four different levels of regulatory attention depending on the ratio of the company's adjusted capital and surplus to its RBC. As of December 31, 1997 and 1996, the adjusted capital and surplus of Integrity and National Integrity are substantially in excess of the minimum level of RBC that would require regulatory response.

10.  SHAREHOLDERS' EQUITY

  Preferred Stock

     During 1993, the Company issued 2,000,000 shares of non-voting 9.5% Cumulative Perpetual Preferred Stock, stated value $25, in connection with the acquisition of the Integrity Companies. Cash dividends at a rate of 9.5% per annum per share are payable quarterly (equivalent to an annual amount of $2.375 per share). The shares of preferred stock may not be redeemed prior to December 15, 1998. On or after December 15, 1998, the Company may, at its option, redeem all or part of the shares at a redemption price of $25 per share.

  Initial Public Offering of Common Stock

     In June 1997, the Company completed an initial public offering of 9.2 million shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"), of which 5.75 million shares were sold by the Company and 3.45 million shares were sold by the Morgan Stanley Stockholders. The net proceeds of the Offering to the Company were $78.8 million, after deducting underwriting discounts and commissions and other expenses of the Offering payable by the Company. On June 30, 1997, the Company used a portion of such net proceeds to make a capital contribution to its primary insurance subsidiary, Integrity, thereby strengthening Integrity's capital base to provide for future growth. The Company plans to also use the net proceeds to enhance the Company's retail market presence, to consolidate operating locations and for other corporate purposes, which may include acquisitions.

     Concurrent with the closing of the Offering, the Company amended and restated its Certificate of Incorporation to effectuate a recapitalization such that (i) the common equity of the Company consists of Class A Common Stock and Class B Non-Voting Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), (ii) authorized shares of the Class A Common Stock and Class B Common Stock were increased to 150 million shares and 50 million shares, respectively, (iii) each outstanding share of common stock of the Company was converted into

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES one share of Class A Common Stock, (iv) certain shares of the Class A Common Stock owned by the Morgan Stanley Stockholders were converted into Class B Common Stock such that, after giving effect to such conversion, but not giving effect to the Offering, the Morgan Stanley Stockholders owned, in the aggregate, 49% of the outstanding Class A Common Stock, and (v) each share of Common Stock was split into 706 shares of Common Stock. Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except in certain circumstances. Shares of the Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (1) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock, and (2) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder.

     All references to number of shares, per share amounts and stock option data appearing in the financial statements and notes thereto have been restated, for all periods presented, to reflect the stock split.

  Stock Options

     The Company's Amended and Restated Stock Option Plan (the "Plan"), originally adopted in December 1993, provides for granting of options to purchase up to 2,432,170 shares of Class A common stock. In connection with the Offering, 512,980 unallocated options were granted on a pro rata basis to participants of the Plan with the exercise prices and vesting schedules of such options being the average weighted exercise prices and vesting percentages of the options previously held by such holders. As of June 30, 1997, all options of the Plan had been issued. At December 31, 1997 a total of 2,420,897 were outstanding and 1,399,399 were exercisable at an average price of $11.44. Prior to the Offering, the Plan provided that the option exercise price increased at the end of every three month period following the date of grant at a rate of 12% per annum, compounded annually, while the option remained unexercised. Concurrent with the Offering, the exercise prices applicable to the outstanding options were fixed at exercise prices ranging from $11.14 per share to $12.24 per share.

     Information with respect to the stock option plan is as follows:

                                                               OUTSTANDING
                                                          ----------------------
                                                            SHARES      AVERAGE
                                                          SUBJECT TO    EXERCISE
                                                            OPTION       PRICE
                                                          ----------    --------
Balance at December 31, 1994............................    816,136      $ 7.93
  Options granted.......................................    883,912        9.17
  Options forfeited.....................................    (14,120)       9.21
                                                          ---------
Balance at December 31, 1995............................  1,685,928        9.33
  Options granted.......................................    240,040       10.01
  Options exercised.....................................     (3,530)       8.88
  Options forfeited.....................................    (38,830)      10.22
                                                          ---------
Balance at December 31, 1996............................  1,883,608       10.50
  Options granted.......................................    887,587       11.45
  Options exercised.....................................     (7,743)      12.23
  Options forfeited.....................................   (342,555)      11.66
                                                          ---------
Balance at December 31, 1997............................  2,420,897       11.65
                                                          =========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     Shares under options that were exercisable were 633,282 and 306,404 as of December 31, 1996 and 1995, respectively, at an average exercise price of $10.22 and $8.88. At December 31, 1997, outstanding option shares had exercise prices ranging from $11.14 to $12.24 and average contractual life remaining of 1.8 years.

     The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. As a result of the granting of previously unallocated options and the determination of the exercise prices for all options of the Plan which occurred in conjunction with the Offering, a one-time non-cash stock-based compensation charge of $8.1 million was recorded during June 1997. Such charge equals the aggregate difference between the $15 initial public offering price of the Class A Common Stock and the exercise prices of all of the outstanding options.

     The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation," as of December 31, 1995. If the accounting provisions of SFAS No. 123 had been adopted as of the beginning of 1995, the effects on 1995, 1996 and 1997 net income would have been immaterial.

     In June 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Equity Plan"). The 1997 Equity Plan provides for the granting of incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance units, and performance shares to those officers and other key employees and consultants with potential to contribute to the future success of the Company or its subsidiaries; provided that only employees may be granted incentive stock options. The maximum amount of Class A Common Stock that may be granted under the 1997 Equity Plan is 1.6 million shares, subject to adjustment in accordance with the terms of the 1997 Equity Plan. No awards under the 1997 Equity Plan have been granted as of December 31, 1997.

  Earnings per Share

     The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share ("EPS") computations:

                                          1997                   1996                   1995
                                   -------------------    -------------------    -------------------
                                             PER SHARE              PER SHARE              PER SHARE
                                   SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT
                                   ------    ---------    ------    ---------    ------    ---------
                                                         (SHARES IN THOUSANDS)
Basic EPS........................  20,579     $ 1.11      17,498      $1.06      14,614      $0.49
Effect of dilutive stock
  options........................     726      (0.04)         --         --          --         --
                                   ------     ------      ------      -----      ------      -----
Diluted EPS......................  21,305     $ 1.07      17,498      $1.06      14,614      $0.49
                                   ======     ======      ======      =====      ======      =====

11.  CONTINGENCIES

     The Company is a defendant in various lawsuits in connection with the normal conduct of its operations. Company management believes the ultimate resolution of such litigation will not result in any material adverse impact to the financial position of the Company.

     The number of insurance companies that are under regulatory supervision has resulted in and is expected to continue to result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. The Company has accrued for expected non-indemnified assessments.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                     1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997:
  Net investment spread............................   $ 18,375      $ 19,477      $ 22,087      $ 22,622
  Fee income.......................................      5,520         5,538         6,470         7,083
  Other income and expenses........................    (15,702)      (22,107)      (16,105)      (14,712)
  Realized investment gains........................      2,231           420           376           165
                                                      --------      --------      --------      --------
  Income before income taxes.......................     10,424         3,328        12,828        15,158
  Income tax expense...............................     (2,814)       (3,185)       (3,735)       (4,405)
                                                      --------      --------      --------      --------
  Net income.......................................      7,610           143         9,093        10,753
  Dividends on preferred stock.....................     (1,188)       (1,188)       (1,187)       (1,187)
                                                      --------      --------      --------      --------
  Net income (loss) applicable to common
     shareholders..................................      6,422        (1,045)        7,906         9,566
  Exclude, net of tax:
     Realized investment gains.....................     (1,450)         (273)         (245)         (107)
     Non-recurring charges.........................      1,445         9,333         2,489         1,556
     Income from defined benefit pension plan asset
       management operations.......................       (581)         (272)         (325)         (270)
                                                      --------      --------      --------      --------
  Operating earnings...............................   $  5,836      $  7,743      $  9,825      $ 10,745
                                                      ========      ========      ========      ========
  Per common and common equivalent share (diluted):
     Net income (loss).............................   $   0.37      $  (0.06)     $   0.33      $   0.39
     Operating earnings............................   $   0.33      $   0.42      $   0.40      $   0.44
1996:
  Net investment spread............................   $ 14,078      $ 17,773      $ 18,003      $ 18,016
  Fee income.......................................      4,162         4,201         4,964         4,506
  Other income and expenses........................    (11,779)      (13,967)      (16,572)      (15,747)
  Realized investment gains (losses)...............       (403)         (814)       (1,115)        3,239
                                                      --------      --------      --------      --------
  Income before income taxes.......................      6,058         7,193         5,280        10,014
  Income tax expense...............................     (1,573)       (1,190)         (956)       (1,448)
                                                      --------      --------      --------      --------
  Net income.......................................      4,485         6,003         4,324         8,566
  Dividends on preferred stock.....................     (1,188)       (1,188)       (1,187)       (1,187)
                                                      --------      --------      --------      --------
  Net income applicable to common shareholders.....      3,297         4,815         3,137         7,379
  Exclude, net of tax:
     Realized investment (gains) losses............        262           529           725        (2,106)
     Non-recurring charges.........................         --            --           940         3,599
     Income from defined benefit pension plan asset
       management operations.......................        (88)          (88)          (87)          (87)
                                                      --------      --------      --------      --------
  Operating earnings...............................   $  3,471      $  5,256      $  4,715      $  8,785
                                                      ========      ========      ========      ========
  Per common and common equivalent share (diluted):
     Net income....................................   $   0.19      $   0.28      $   0.18      $   0.42
     Operating earnings............................   $   0.20      $   0.30      $   0.27      $   0.50

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

13.  SEGMENT INFORMATION

     Effective December 31, 1997, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

     The Company currently has four reportable segments: retail spread products (fixed and indexed annuities and face-amount certificates), institutional spread products (funding agreements and GICs), retail variable products (variable annuity mutual fund options), and corporate and other. The Company's corporate and other segment includes earnings on surplus of insurance subsidiaries and holding company cash and investments, fee income from marketing partnerships and broker-dealer operations, unallocated amortization expenses, and other various corporate expenditures that are not allocated to specific products.

     The Company's reportable segments are based on the characteristics of the product or service and the markets through which the product or service is sold. The reportable segments are each managed separately because the impact of fluctuating interest rates and changes in the equity market environment affects each segments' products and services differently. The Company evaluates performance based on operating earnings. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
                                                                     (IN THOUSANDS)
REVENUES
Retail spread products.................................  $  220,810    $  206,296    $  185,961
Institutional spread products..........................      99,861        37,210         2,515
Retail variable products...............................      14,630        10,786         7,238
Corporate and other....................................      19,289        13,572        11,658
                                                         ----------    ----------    ----------
     Consolidated total revenues (investment income and
       fee income).....................................  $  354,590    $  267,864    $  207,372
                                                         ==========    ==========    ==========
AMORTIZATION EXPENSE
Retail spread products.................................  $   13,951    $   10,804    $    8,422
Retail variable products...............................       5,758         3,839         1,837
Corporate and other....................................         927         1,503        10,055
                                                         ----------    ----------    ----------
     Consolidated total amortization expense...........  $   20,636    $   16,146    $   20,314
                                                         ==========    ==========    ==========
EARNINGS SUMMARY
Retail spread products.................................  $   37,618    $   34,440    $   22,072
Institutional spread products..........................       9,221         3,241           250
Retail variable products...............................       5,068         4,827         3,168
Corporate and other....................................          14       (10,216)      (10,622)
                                                         ----------    ----------    ----------
     Pretax operating earnings (before preferred stock
       dividends)......................................      51,921        32,292        14,868
Income taxes on operations.............................     (13,022)       (5,315)       (5,609)
Preferred stock dividends..............................      (4,750)       (4,750)       (4,750)
                                                         ----------    ----------    ----------
     Operating earnings................................      34,149        22,227         4,509
Realized investment gains..............................       3,192           907         4,048
Non-recurring charges..................................     (14,823)       (5,004)           --
Income from defined benefit pension plan asset
  management operations................................       1,448           350            --
Income taxes not related to operating results..........      (1,117)          148        (1,417)
                                                         ----------    ----------    ----------
     Net income applicable to common shareholders......  $   22,849    $   18,628    $    7,140
                                                         ==========    ==========    ==========
ASSETS
Retail spread products.................................  $3,153,040    $2,789,626    $2,887,920
Institutional spread products..........................   2,542,350       891,936       143,156
Retail variable products...............................   1,192,875       883,483       647,132
Corporate and other....................................     250,159       136,619       115,372
                                                         ----------    ----------    ----------
     Consolidated total assets.........................  $7,138,424    $4,701,664    $3,793,580
                                                         ==========    ==========    ==========

14.  SUBSEQUENT EVENT

     Effective February 10, 1998, John Franco, the Company's Co-Chairman and Co-Chief Executive Officer retired. Mr. Franco had shared that title with Martin
H. Ruby since the Company was founded in 1993. As part of the retirement package for Mr. Franco, the Company will take a one-time charge of approximately $3.5 million during the first quarter of 1998. The charge will consist of (i) a $2.0 million non-cash charge for accelerating the vesting period of options held by Mr. Franco to purchase 232,647 shares of the Company's common stock and (ii) a $1.5 million charge for fulfilling remaining compensation agreements related to his employment agreement.

     Concurrent with Mr. Franco's retirement, Mr. Ruby assumed the role of Chairman and Chief Executive Officer of the Company.

PROSPECTUS

                           ARM FINANCIAL GROUP, INC.
                                PREFERRED STOCK

                            ------------------------

     ARM Financial Group, Inc. (the "Company") may issue from time to time, in one or more series, shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), which may be issued in the form of depositary shares (the "Depositary Shares") evidenced by depositary receipts, in amounts, at prices and on terms to be determined at or prior to the time of any such offering. The specific number of shares, designation, stated value and liquidation preference of each share, issuance price, dividend rate or method of calculation, dividend periods, dividend payment dates, voting rights, any redemption or sinking fund provisions, any conversion or exchange provisions, and other specific terms of each series of Preferred Stock in respect of which this Prospectus is being delivered shall be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Preferred Stock may be sold directly by the Company or through agents, underwriters or dealers designated from time to time. If any agents or underwriters of the Company are involved in the sale of the Preferred Stock, the names of such agents or underwriters and any applicable fees, commissions or discounts shall be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale also shall be set forth in the Prospectus Supplement.

                            ------------------------

June 17, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEPOSITARY SHARES IN THE OPEN MARKET.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

          (a) The Annual Report of the Company on Form 10-K for the year ended December 31, 1997;

          (b) The Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1998;

          (c) The Current Reports of the Company on Form 8-K dated March 4, 1998, April 22, 1998 and June 1, 1998; and

          (d) The description of the Company's outstanding 9 1/2% Cumulative Perpetual Preferred Stock (the "Existing Preferred Stock") contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 12, 1993, including any amendment or report filed for the purposes of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated by reference, as the same may be amended, supplemented, or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other documents referred to herein do not purport to be complete and are qualified in all respects by reference to all of the provisions of such contract or other document.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: PETER S. RESNIK, TREASURER, ARM FINANCIAL GROUP, INC., 515 WEST MARKET STREET, LOUISVILLE, KENTUCKY 40202 (TELEPHONE (502) 582-7900).

     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus or the Prospectus Supplement, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Preferred Stock to which they relate and do not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or the Prospectus Supplement, nor any sale made hereunder or thereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to such date.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Existing Preferred Stock is traded on the American Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Company's Class A Convertible Common Stock, par value $.01 per share (the "Class A Common Stock") is traded on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval System and may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                                  THE COMPANY

     The Company specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's earnings are derived from investment spread (the difference between income earned on investments and interest credited on customer deposits) and fee income. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements, installment face-amount certificates and guaranteed investment contracts ("GICs"), directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.

     The principal offices of the Company are located at 515 West Market Street, Louisville, Kentucky 40202 and its telephone number is (502) 582-7900.

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.

                                              THREE MONTHS         YEARS ENDED DECEMBER 31,
                                                 ENDED        ----------------------------------
                                             MARCH 31, 1998   1997  1996  1995  1994(3)  1993(3)
                                             --------------   ----  ----  ----  -------  -------
Excluding interest
  credited on customer deposits(1).........       6.4x        4.3x  3.4x  2.0x       --       --
Including interest credited on customer
  deposits(2)..............................       1.2x        1.1x  1.1x  1.1x       --       --

---------------
(1) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (excluding interest credited on customer deposits), combined fixed charges and preferred stock dividends consist of interest expense on debt, the portion of operating lease rentals representative of the interest factor and dividends on the preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding fixed charges to pretax income.

(2) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (including interest credited on customer deposits), combined fixed charges and preferred stock dividends consist of interest expense on debt, the portion of operating lease rentals representative of the interest factor, interest credited on customer deposits, and dividends on the preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding fixed charges to pretax income.

(3) Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $29.2 million and $41.0 million for the years ended December 31, 1994 and 1993, respectively.

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Preferred Stock will be used for general corporate purposes, which may include redemption of the Company's Existing Preferred Stock, which may be redeemed on or after December 15, 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 150 million shares of Class A Common Stock, 50 million shares of Class B Convertible Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and 10 million shares of Preferred Stock. The Board of Directors of the Company has the power, without further action by the stockholders unless action is required by applicable laws or regulations or by the terms of outstanding Preferred Stock, to issue Preferred Stock in one or more series and to fix the voting rights, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions applicable thereto.

     The rights of holders of the Preferred Stock offered hereby (the "Offered Preferred Stock") will be subject to, and may be adversely affected by, the rights of holders of any shares of Preferred Stock that may be issued in the future. The Board of Directors may cause shares of Preferred Stock to be issued in public or private transactions for any proper corporate purpose, which may include issuance to obtain additional financing in connection with acquisitions or otherwise, and issuance to officers, directors and employees of the Company and its subsidiaries pursuant to benefit plans or otherwise. Shares of Preferred Stock issued by the Company may have the effect, under certain circumstances, alone or in combination with certain other provisions of the Company's Restated Certificate of Incorporation dated June 24, 1997, as amended (the "Certificate of Incorporation"), described below, of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors of the Company.

     At May 26, 1998, the Company had 23,397,471 shares of Class A Common Stock and no shares of Class B Common Stock outstanding. The Company also had outstanding on such date 2,000,000 shares of Preferred Stock designated as the Existing Preferred Stock. The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Certificate of Incorporation and the Company's By-laws (the "By-laws") and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

OFFERED PREFERRED STOCK

     The following description of the terms of the Offered Preferred Stock sets forth certain general terms and provisions of the Offered Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Offered Preferred Stock offered by any Prospectus Supplement will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Offered Preferred Stock may differ from the terms set forth below. The description of the terms of the Offered Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designations relating to the applicable series of Offered Preferred Stock (the "Certificate of Designations"), which Certificate of Designations will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.

     Under the Certificate of Incorporation, the Company's Board of Directors is authorized, without further stockholder action, to issue any or all the authorized Preferred Stock from time to time in one or more series, and for such consideration, and with such voting powers (not to exceed one vote per share) as the Board may determine and to determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations, or restrictions thereon, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Company and as are not stated and expressed in the Certificate of Incorporation. Prior to the issuance of each series of Preferred Stock, the Board of Directors of the Company will adopt resolutions creating and designating such series as a series of Preferred Stock and such resolutions will be filed in the Certificate of Designations as an amendment to the Certificate of Incorporation. As used herein the term "Board of Directors of the Company" means the Board of Directors of the Company and includes any duly authorized committee thereof. Stockholders do not have any preemptive rights with respect to any of the presently authorized but unissued shares of authorized Preferred Stock. Other than the Existing Preferred Stock described below, as of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no agreements or understandings for the issuance of any shares of Preferred Stock.

     As described under "Depositary Shares" below, the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts, each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of Offered Preferred Stock) of a share of the particular series of Offered Preferred Stock issued and deposited with a depositary, in lieu of offering full shares of such series of Offered Preferred Stock. In the event that the Company elects to issue Depositary Shares, subject to the terms of the Deposit Agreement (as defined below), each such Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividends, voting, redemption and liquidation rights). See "Depositary Shares" below. The statements below concerning Depositary Shares, Depositary Receipts (as defined below) and the Deposit Agreement do not purport to be complete and are qualified in their entirety by reference to the forms of such documents, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  General

     The Offered Preferred Stock shall have the dividend, liquidation, redemption, voting and conversion or exchange rights set forth below unless otherwise specified in the applicable Prospectus Supplement. Reference is made to the Prospectus Supplement relating to the particular series of Offered Preferred Stock offered thereby for specific terms, including: (i) the designation, stated value and liquidation preference of such Offered Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (iv) any redemption or sinking fund provisions; (v) any conversion or exchange provisions; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Offered Preferred Stock.

     The Offered Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Offered Preferred Stock will upon issuance rank on a parity in all respects with the outstanding shares of Preferred Stock of the Company. Holders of the Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by the Company. Unless otherwise specified in the applicable Prospectus Supplement, ChaseMellon Shareholder Services LLC (or its successors or assigns) will be the transfer agent and registrar for the Offered Preferred Stock.

  Dividends

     The holders of the Offered Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock of the Company, in each case as specified in the applicable Prospectus Supplement.

     Dividends on any series of Offered Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any Offered Preferred Stock for which dividends are noncumulative ("Noncumulative Offered Preferred Stock"), then the holders of such Offered Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Offered Preferred Stock are declared or paid on any future dividend payment dates.

     The Company shall not declare or pay or set apart for payment any dividends on any series of its Preferred Stock ranking, as to dividends, on a parity with or junior to the outstanding Offered Preferred Stock of any series unless (i) if such Offered Preferred Stock has a cumulative dividend ("Cumulative Offered Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Offered Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of Preferred Stock of the Company, or (ii) if such Offered Preferred Stock is Noncumulative Offered Preferred Stock, full dividends for the then-current dividend period on such Offered Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full upon Offered Preferred Stock of any series and any other shares of preferred stock of the Company ranking on a parity as to dividends with such Offered Preferred Stock, all dividends declared upon such Offered Preferred Stock and any other Preferred Stock of the Company ranking on a parity as to dividends with such Offered Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Offered Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on such Offered Preferred Stock (which shall not, if such Offered Preferred Stock is Noncumulative Offered Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other Preferred Stock bear to each other. Except as set forth in the preceding sentence, unless full dividends on the outstanding Cumulative Offered Preferred Stock of any series have been declared and paid or set apart for payment for all past dividend periods and full dividends for the then-current dividend period on the outstanding Noncumulative Offered Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than in Common Stock of the Company or other shares of the Company ranking junior to such Offered Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made, on the Common Stock of the Company or on any other shares of the Company ranking junior to or on a parity with such Offered Preferred Stock as to dividends or upon liquidation. Unless full dividends on the Cumulative Offered Preferred Stock of any series have been declared and paid or set apart for payment for all past dividend periods and full dividends for the then-current dividend period on the Noncumulative Offered Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other shares of the Company ranking junior to or on a parity with such Offered Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Company or any subsidiary of the Company except by conversion into or exchange for shares of the Company ranking junior to such Offered Preferred Stock as to dividends and upon liquidation.

     The ability of the Company, as a holding company, to pay dividends on the Offered Preferred Stock will be dependent upon, among other factors, the Company's earnings, financial condition and cash requirements at the time such payment is considered and the payment to it of dividends or principal and interest by, or the availability of other funds from, its subsidiaries. The Company's assets consist primarily of the capital stock of Integrity Holdings, Inc., which owns Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company ("National Integrity" and, together with Integrity, the "Integrity Companies") (domiciled in the States of Ohio and New York, respectively), SBM Certificate Company and ARM Securities Corporation. The ability of the Integrity Companies to pay dividends to the Company is subject, among other things, to regulatory restrictions of their respective states of domicile and will depend on their statutory surplus and earnings. Because National Integrity is a subsidiary of Integrity, dividend payments by National Integrity to Integrity must be made in compliance with New York standards, and the ability of Integrity to pass those dividends on to the Company is subject to compliance with Ohio standards. From time to time, the National Association of Insurance Commissioners and various state insurance regulators have considered, and may in the future consider, proposals to further restrict dividend payments that may be made by an insurance company without regulatory approval.

  Redemption

     Offered Preferred Stock may be redeemable, in whole or in part, at the option of the Company, out of funds legally available therefor, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable Prospectus Supplement and subject to the rights of holders of other securities of the Company. Offered Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock.

     The Prospectus Supplement relating to a series of Offered Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Offered Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Offered Preferred Stock is Noncumulative Offered Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

     If fewer than all the outstanding shares of Offered Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Company.

     Notwithstanding the foregoing, if any dividends, including any accumulation, on Cumulative Offered Preferred Stock of any series are in arrears, no Offered Preferred Stock of such series shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed, and the Company shall not purchase or otherwise acquire any Offered Preferred Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer provided such offer is made on the same terms to all holders of the Offered Preferred Stock of such series.

     Notice of redemption shall be given by mailing the same to each record holder of the Offered Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, at the address of such holder as the same shall appear on the stock books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Offered Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Offered Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion or exchange rights, if any, as to such shares, shall terminate. If fewer than all the shares of Offered Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Offered Preferred Stock to be redeemed from each such holder.

     If notice of redemption of any shares of Offered Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of any shares of Offered Preferred Stock so called for redemption, from and after the redemption date for such shares, dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) shall cease. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

  Conversion or Exchange Rights

     The Prospectus Supplement relating to a series of Offered Preferred Stock that is convertible or exchangeable will state the terms on which shares of such series are convertible or exchangeable into Common Stock of the Company or another series of Preferred Stock.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Offered Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of shares ranking junior to such Offered Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Offered Preferred Stock plus accrued and unpaid dividends (which shall not, if such Offered Preferred Stock is Noncumulative Offered Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to Offered Preferred Stock of any series and any other shares of the Company ranking as to any such distribution on a parity with such Offered Preferred Stock are not paid in full, the holders of such Offered Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Offered Preferred Stock of any series will not be entitled to any further participation in any distribution of assets by the Company.

     Substantially all of the assets of the Company are owned by its subsidiaries. Therefore, the Company's rights and the rights of its creditors and preferred stockholders to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to (or effectively subordinated to) the prior claims of such subsidiary's creditors (if any) and policyholders and to the rights and preferences of such subsidiary's preferred stockholders (if any), except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of such subsidiary.

  Voting Rights

     Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Offered Preferred Stock will not be entitled to vote.

     Whenever dividends on any shares of Cumulative Offered Preferred Stock shall be in arrears for six consecutive quarterly periods, the holders of such shares of Cumulative Offered Preferred Stock (voting separately as a class with all other series of cumulative preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such shares of Cumulative Offered Preferred Stock shall have been fully paid or set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     So long as any shares of Offered Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the votes of the shares of Offered Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as one class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Offered Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up, or (ii) amend, alter or repeal the provisions of the Certificate of Incorporation, including the Certificate of Designations relating to the Offered Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such shares of Offered Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or any outstanding series of Preferred Stock or any other capital stock of the Company, or the creation and issuance of other series of Preferred Stock including the Offered Preferred Stock, or of any other capital stock of the Company, in each case ranking on a parity with or junior to the Offered Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Offered Preferred Stock shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

DEPOSITARY SHARES

     The description set forth below of certain material provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipt relating to the Offered Preferred Stock, which will be filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement of which this Prospectus forms a part at or prior to the issuance of Depositary Shares. The particular terms of any Depositary Shares, any Depositary Receipts and any Deposit Agreement relating to a particular series of Offered Preferred Stock which vary from the terms set forth below will be set forth in the applicable Prospectus Supplement.

  General

     The Company may, at its option, elect to offer fractional shares of Offered Preferred Stock, rather than full shares of Offered Preferred Stock. In such event, the Company will issue receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Offered Preferred Stock) of a share of a particular series of Offered Preferred Stock as described below.

     The shares of any series of Offered Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Preferred Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Offered Preferred Stock in accordance with the terms of the applicable Prospectus Supplement.

     Pending the preparation of definitive Depositary Receipts, the Preferred Stock Depositary may, upon the written order of the Company or any holder of deposited Offered Preferred Stock, execute and deliver temporary Depositary Receipts which are substantially identical to, and entitle the holders thereof to all the rights pertaining to, the definitive Depositary Receipts. Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts.

  Dividends and Other Distributions

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the deposited Offered Preferred Stock to the record holders of Depositary Shares relating to such Offered Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto. If the Preferred Stock Depositary determines that it is not feasible to make such distribution, it may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  Redemption of Preferred Stock

     If a series of Offered Preferred Stock represented by Depositary Shares is to be redeemed, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of such series of Offered Preferred Stock held by the Preferred Stock Depositary. The Depositary Shares will be redeemed by the Preferred Stock Depositary at a price per Depositary Share equal to the applicable fraction of the redemption price per share payable in respect of the shares of Preferred Stock so redeemed. Whenever the Company redeems shares of Offered Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same date the number of Depositary Shares representing shares of Offered Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Stock Depositary by lot or pro rata or by any other equitable method as may be determined by the Preferred Stock Depositary.

  Withdrawal of Preferred Stock

     Any holder of Depositary Shares may, upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), receive the number of whole shares of the related series of Offered Preferred Stock and any money or other property represented by such Depositary Receipts. Holders of Depositary Shares making such withdrawals will be entitled to receive whole shares of Offered Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Offered Preferred Stock, but holders of such whole shares of Offered Preferred Stock will not thereafter be entitled to deposit such Offered Preferred Stock under the Deposit Agreement or to receive Depositary Receipts therefor. If the Depositary Shares surrendered by the holder in connection with such withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Offered Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

  Voting Deposited Offered Preferred Stock

     Upon receipt of notice of any meeting at which the holders of any series of deposited Offered Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Offered Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the relevant series of Offered Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of the Offered Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the amount of such series of Offered Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable actions that may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will vote all shares of any series of Offered Preferred Stock held by it proportionately with instructions received, to the extent it does not receive specific instructions from the holders of Depositary Shares representing such series of Offered Preferred Stock.

  Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the affected Depositary Shares then outstanding. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective, or any transferee of such holder, shall be deemed, by continuing to hold such Depositary Receipt, or by reason of the acquisition thereof, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. The Deposit Agreement automatically terminates if (i) all outstanding Depositary Shares have been redeemed; or (ii) each share of Offered Preferred Stock has been converted into or exchanged for Common Stock; or (iii) there has been a final distribution in respect of the Offered Preferred Stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution has been distributed to the holders of Depositary Shares. The Deposit Agreement may be terminated by the Company at any time and the Preferred Stock Depositary will provide notice of such termination to the record holders of all outstanding Depositary Receipts not less than 30 days prior to the termination date, in which event the Preferred Stock Depositary will deliver or make available for delivery to holders of Depositary Shares, upon surrender of such Depositary Shares, the number of whole or fractional shares of the related series of Offered Preferred Stock as are represented by such Depositary Shares.

  Charges of Depositary; Taxes and Other Governmental Charges

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay all charges of the Preferred Stock Depositary in connection with the initial deposit of the relevant series of Offered Preferred Stock and any redemption of such Offered Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges or expenses as are expressly provided in the Deposit Agreement to be for their accounts.

  Resignation and Removal of Depositary

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its intent to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary and its acceptance of such appointment. Such successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

  Miscellaneous

     The Preferred Stock Depositary will forward all reports and communications from the Company which are delivered to the Preferred Stock Depositary and which the Company is required to furnish to the holders of the deposited Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control from performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Depositary Receipts or shares of Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

EXISTING PREFERRED STOCK

  General

     The Company has designated 2,300,000 authorized shares of Preferred Stock as the Existing Preferred Stock and has issued 2,000,000 of such shares. The Existing Preferred Stock of the Company is traded on the American Stock Exchange under the symbol ARM Pr. The following description of the Existing Preferred Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and the Certificate of Designations, Preferences and Rights relating to the Existing Preferred Stock (the "Existing Certificate of Designations"), which is filed with the Secretary of State of the State of Delaware and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

     Holders of the Existing Preferred Stock do not have, by virtue of such ownership, any preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Existing Preferred Stock has a perpetual maturity and is not subject to any sinking fund or other obligation of the Company to redeem or retire the Existing Preferred Stock.

  Dividends

     Holders of shares of the Existing Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, cash dividends at a rate of 9 1/2% per annum per share, payable quarterly on the fifteenth day of March, June, September and December of each year, or, if such date is not a business day, on the next succeeding business day. Dividends are cumulative, accrue from the date of original issue and are payable to holders of record of the Existing Preferred Stock as they appear on the books of the Company on such respective dates, not exceeding 60 days preceding such dividend payment date, as may be fixed by the Board of Directors of the Company in advance of the payment of each particular dividend. Dividends on the Existing Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. All dividends paid with respect to shares of Existing Preferred Stock are paid pro rata to the holders entitled thereto. Accruals of dividends do not bear interest.

     The Existing Preferred Stock ranks prior to the Common Stock of the Company. Before any dividends (other than dividends payable in Common Stock) on any class or series of stock of the Company ranking junior to the Existing Preferred Stock as to dividends or upon liquidation shall be declared or paid or set apart for payment, the holders of shares of the Existing Preferred Stock are entitled to receive full cumulative cash dividends, but only when and as declared by the Board of Directors, at the annual rate set forth above. When dividends are not paid in full upon the Existing Preferred Stock, any dividends declared or paid upon shares of Existing Preferred Stock and any class or series of stock ranking on a parity with the Existing Preferred Stock ("Dividend Parity Stock") shall be declared or paid, as the case may be, pro rata so that the amount of dividends declared or paid, as the case may be, per share on the Existing Preferred Stock and such Dividend Parity Stock in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of Existing Preferred Stock and such Dividend Parity Stock bear to each other. Unless full accumulated dividends on all outstanding shares of the Existing Preferred Stock have been paid, the Company may not declare or pay or set apart for payment any dividends or make any distribution in cash or other property on, or redeem, purchase or otherwise acquire, any other class or series of stock ranking junior to the Existing Preferred Stock either as to dividends or upon liquidation.

     The amount of dividends payable per share for each full quarterly dividend period is computed by dividing the 9 1/2% annual rate by four and multiplying the resulting rate by $25. The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period is computed on the basis of a 360-day year of twelve 30-day months.

  Optional Redemption

     The shares of Existing Preferred Stock may not be redeemed prior to December 15, 1998. On or after December 15, 1998, the Company may, at its option, redeem all or a part of the shares of Existing Preferred Stock at any time and from time to time, upon at least 30 but not more than 60 days' notice, at a redemption price of $25 per share, plus an amount equal to all accrued and unpaid dividends and distributions thereon (the "redemption price"), whether or not declared, to the date fixed for redemption.

     The Company shall, on or prior to the date fixed for redemption, but not earlier than 45 days prior to the redemption date, deposit with its transfer agent or other redemption agent, as a trust fund, a sum sufficient to redeem the shares called for redemption, with irrevocable instructions and authority to such agent to give or complete the required notice of redemption and to pay the holders of such shares the redemption price upon surrender of their certificates. Such deposit shall be deemed to constitute full payment of such shares to their holders and from and after the date of such deposit, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends and distributions shall cease to accrue from and after the redemption date, and all rights of the holders of the Existing Preferred Stock called for redemption as stockholders of the Company will cease and terminate, except the right to receive the redemption price, without interest, upon the surrender of their respective certificates.

     Unless full accumulated dividends on all outstanding shares of the Existing Preferred Stock shall have been or contemporaneously are declared and paid or set apart for payment for all past dividend periods, the Existing Preferred Stock may not be redeemed unless all the outstanding Existing Preferred Stock is redeemed and neither the Company nor any subsidiary may purchase any shares of the Existing Preferred Stock otherwise than pursuant to a purchase offer made on the same terms to all holders of Existing Preferred Stock, provided that the Company may complete the purchase or redemption of shares of Existing Preferred Stock for which a purchase contract was entered into, or notice of redemption of which was initially given, prior to any time at which the Company becomes in arrears with respect to any dividends.

     Notice of redemption shall be mailed to each holder of Existing Preferred Stock to be redeemed at the address shown on the books of the Company not fewer than 30 days nor more than 60 days prior to the redemption date. If less than all of the outstanding shares of Existing Preferred Stock are to be redeemed, the Company will select the shares to be redeemed by lot, pro rata (as nearly as may be practicable), or in such other equitable manner as the Board of Directors may determine.

  Voting Rights

     Except as indicated herein or provided by law, the holders of Existing Preferred Stock are not entitled to vote.

     Whenever dividends on the Existing Preferred Stock are in arrears for at least six quarterly dividends, whether or not consecutive, the holders of Existing Preferred Stock (voting as a class with all other series of authorized Preferred Stock ranking on a parity with the Existing Preferred Stock either as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors on the terms set forth below until, in the case of the Existing Preferred Stock, all past dividends in arrears on the Existing Preferred Stock shall have been paid in full. Holders of all such series of authorized Preferred Stock which are granted such voting rights (none of which is currently outstanding), together with the Existing Preferred Stock, will vote as a single class. In such case, the Board of Directors of the Company will be increased by two directors, and the holders of all such series of authorized Preferred Stock, together with the holders of Existing Preferred Stock, will have the exclusive right as a class, as outlined above, to elect two directors (the "Additional Directors") at the next annual meeting of stockholders or at a special meeting of holders of all such series of authorized Preferred Stock and the Existing Preferred Stock. At any time when such voting rights shall have vested, a proper officer of the Company shall, upon written request of holders of record of 10% of the shares of Existing Preferred Stock then outstanding, call a special meeting of holders of all such series of authorized Preferred Stock and the Existing Preferred Stock for the purpose of such election. For purposes of the foregoing, each share of Existing Preferred Stock shall have one vote per share, except that when any other series of authorized Preferred Stock shall have the right to vote with the Preferred Stock as a single class on any matter, then the Preferred Stock and such other series of authorized Preferred Stock shall have with respect to such matters one vote per $25 of stated liquidation preference. Upon termination of the right of the holders of all such series of authorized Preferred Stock to vote for directors, the term of office of all directors then in office elected by all such series of authorized Preferred Stock voting as a class shall terminate. For so long as the holders of all such series of authorized Preferred Stock shall have the right to vote for directors, any vacancy in the office of an Additional Director may be filled (except in the case of the removal of an Additional Director) by a person appointed by the remaining Additional Director. In the case of the removal of an Additional Director, or, if there is no remaining Additional Director, the vacancy may be filled by a person elected by the holders of all such series of authorized Preferred Stock.

     The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Existing Preferred Stock, voting as a class, will be required to (i) authorize, create or issue, or increase the authorized or issued amount of shares of, any class or series of stock ranking prior to the Existing Preferred Stock, either as to dividends or upon liquidation, or (ii) amend, alter or repeal (whether by merger, consolidation or otherwise) any provision of the Certificate of Incorporation or of the Certificate of Designations so as to materially and adversely affect the preferences, special rights or powers of the Preferred Stock; provided, however, that any increase in the authorized Preferred Stock or the creation and issuance of any other series of authorized Preferred Stock ranking on a parity with or junior to the Existing Preferred Stock shall not be deemed to materially and adversely affect such preferences, special rights or powers.

     Except as set forth above or as required by law, the holders of Existing Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

  Liquidation Rights

     In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company or proceeds thereof (whether capital or surplus) shall be made to or set apart for the holders of any class or series of stock of the Company ranking junior to the Existing Preferred Stock upon liquidation, holders of the Existing Preferred Stock shall be entitled to receive $25 per share (the "stated liquidation preference"), plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid to the date of final distribution (together with the stated liquidation preference, the "preferential amount"), but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding-up of the Company the assets of the Company, or proceeds thereof, distributable among the holders of shares of Preferred Stock and any other class or series of stock ranking on a parity with the Preferred Stock as to payments upon liquidation, dissolution or winding-up shall be insufficient to pay in full the preferential amount payable on all such shares of stock, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company to, or a consolidation or merger of the Company with or into, one or more other corporations (whether or not the Company is the corporation surviving such consolidation or merger) will not be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary.

  Transfer Agent

     The transfer agent, dividend disbursing agent and registrar for the Existing Preferred Stock is ChaseMellon Shareholder Services LLC.

COMMON STOCK

  General

     At May 26, 1998, the Company had 23,397,471 shares of Class A Common Stock and no shares of Class B Common Stock outstanding.

  Class A Common Stock and Class B Common Stock

     Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on each matter submitted to a vote of stockholders, including the election of directors. Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights and were, until May 13, 1998, convertible by the Morgan Stanley Stockholders into an equal number of shares of Class B Common Stock.

     Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law; and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Certificate of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (x) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock; and (y) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder.

     The Morgan Stanley Stockholders sold their interests in the Company on May 13, 1998. Accordingly, the shares of Class A Common Stock are no longer convertible into shares of Class B Common Stock, there are no shares of Class B Common Stock outstanding and the Certificate of Incorporation does not authorize the issuance of any additional shares of Class B Common Stock.

  Dividends

     All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any Preferred Stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, in shares of Class A Common Stock to holders of that class of stock and in shares of Class B Common Stock to holders of that class of stock. Delaware law generally requires that dividends be paid only out of the Company's surplus or current net profits in accordance with the DGCL.

  Liquidation

     Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

  Full Payment and Nonassessability

     All of the outstanding shares of Common Stock are fully paid and nonassessable.

  Listing

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ARM."

  Registrar and Transfer Agent

     ChaseMellon Shareholder Services LLC is the registrar and transfer agent for the Common Stock.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     Stockholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and the By-laws. Certain provisions of the Certificate of Incorporation and By-laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by the Company's Board of Directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the Offered Preferred Stock.

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

  Classified Board of Directors and Related Provisions

     The Certificate of Incorporation provides for the classification of the Board of Directors into three classes with each class of directors serving staggered three-year terms. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Accordingly, approximately one-third of the Company's Board of Directors will be elected each year. In addition, subject to certain limited exceptions, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of holders of any outstanding preferred stock issued by the Company, vacancies on the Board of Directors may be filled only by the Board of Directors, the stockholders acting at an annual meeting or, if the vacancy is with respect to a director elected by a voting group, by action of any other directors elected by such voting group or such voting group.

     The Certificate of Incorporation also provides that, subject to the rights of holders of any preferred stock then outstanding and any requirements of law, directors may be removed only for cause.

  Action by Written Consent; Special Meeting

     Any action required or permitted to be taken at an annual or special meeting of stockholders will not be permitted to be taken by written consent in lieu of a meeting of stockholders, and, thus, stockholders will only be permitted to take action at an annual or special meeting called in accordance with the By-laws. The Certificate of Incorporation and By-laws provide that special meetings of stockholders may only be called by the Chief Executive Officer of the Company or by a majority of the Board of Directors. Special meetings may not be called by the stockholders.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

     The Certificate of Incorporation and By-laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the previous year's annual meeting or, if the date of the annual meeting is not within 30 days before or after the anniversary date of the previous year's annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the meeting of stockholders was made, whichever first occurs. The notice of stockholder nominations must set forth certain information with respect to the stockholder giving the notice and with respect to each nominee.

  Indemnification

     The Certificate of Incorporation and By-laws provide that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

  Amendments

     Stockholders may adopt, alter, amend or repeal provisions of the By-laws only by vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities. In addition, the affirmative vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including filling vacancies on the
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

Board of Directors, removal of directors only for cause, prohibiting stockholder action by written consent, prohibiting the calling of special meetings by stockholders, approval of amendments to the By-laws and the provisions referred to above relating to the classification of the Company's Board of Directors.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless: (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Company has not made such an election and, as a result, the Company is subject to the provisions of Section 203 of the DGCL.

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

                              PLAN OF DISTRIBUTION

     The Company may sell any series of Offered Preferred Stock or Depositary Shares (collectively, the "Offered Securities") in one or more of the following ways from time to time: (i) to or through underwriters or dealers, (ii) directly to purchasers, or (iii) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth (i) the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents, (ii) the purchase price of the Offered Securities and the proceeds to the Company from such sale, (iii) any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation,
(iv) any initial public offering prices, (v) any discounts or concessions allowed or reallowed or paid to dealers and (vi) any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     In connection with underwritten offerings of the Offered Securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Offered Securities at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when Offered Securities originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on a stock exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     If dealers are utilized in the sale of Offered Securities, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offered Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at time of sale. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts (the "Contracts") providing for payment and delivery on a specified date or dates in the future. Such Contracts will
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

not be subject to any conditions except (a) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by the Contracts. The Prospectus Supplement will set forth the commission payable for solicitation of such Contracts.

     Agents, dealers and underwriters may be entitled, under agreements with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Each series of Offered Securities will be a new issue of securities and will have no established trading market. Any underwriters to whom Offered Securities are sold for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Offered Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Offered Securities.

     The place and time of delivery of the Preferred Stock are set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Offered Preferred Stock will be passed upon for the Company by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, and, if underwriters are utilized, on behalf of such underwriters by such counsel, which will be named in the Prospectus Supplement, as such underwriters may select.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules for the Company at December 31, 1997 and 1996, and for each of three years in the period ended December 31, 1997, appearing in and/or incorporated by reference into this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and/or incorporated herein by reference, and are included and/or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

            ERISA MATTERS FOR PENSION PLANS AND INSURANCE COMPANIES

     The Offered Preferred Stock may, subject to certain legal restrictions, be purchased and held by an employee benefit plan (a "Plan") subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or an individual retirement account or an employee benefit plan subject to section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). A fiduciary of a Plan must determine that the purchase and holding of Offered Preferred Stock is consistent with its fiduciary duties under ERISA and does not result in a non-exempt prohibited transaction as defined in section 406 of ERISA or section 4975 of the Code. Employee benefit plans that are governmental plans (as defined in section 3(32) of ERISA) and certain church plans (as defined in section 3(33) of ERISA) are not subject to Title I of ERISA or section 4975 of the Code. The Offered Preferred Stock may, subject to certain legal restrictions, be purchased and held by such plans.

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

                               ARM FINANCIAL LOGO